UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TARGANTA THERAPEUTICS CORPORATION
(Name of Subject Company)

TARGANTA THERAPEUTICS CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87612C100
(CUSIP Number of Class of Securities)

Daniel S. Char
Vice President, General Counsel and Secretary
222 Third St., Suite 2300
Cambridge, MA 02142
(617) 577-9020
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc A. Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
Item 6. Interest in Securities of the Subject Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 8. Additional Information.
SIGNATURE
ANNEX I: INFORMATION STATEMENT
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
PURCHASER DESIGNEES
CERTAIN INFORMATION CONCERNING THE COMPANY
SECURITIES OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
DIRECTORS
EXECUTIVE OFFICERS
CORPORATE GOVERNANCE
COMPENSATION DISCUSSION & ANALYSIS
COMPENSATION COMMITTEE REPORT
ANNEX II: OPINION OF LEERINK SWANN LLC
EX-99.E.9: COMPLAINT FILED JANUARY 21, 2009

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Targanta Therapeutics Corporation, a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 222 Third St., Suite 2300, Cambridge, MA 02142. The telephone number of the principal executive offices of the Company is (617) 577-9020.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of January 9, 2009, there were 20,991,316 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by Boxford Subsidiary Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of The Medicines Company, a Delaware corporation (the “Parent”), to purchase all of the outstanding Shares for consideration of (1) $2.00 per Share, net to the seller in cash (such amount or any greater amount per Share paid at closing pursuant to the Offer, the “Closing Consideration”), plus (2) the contractual right to receive up to an additional $4.55 per Share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods (the rights to such amount or to any greater contingent cash payments per Share that are offered pursuant to the Offer, the “Contingent Payment Rights”) which together with the Closing Consideration is referred to herein as the “Offer Price”, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2009, and in the related Letter of Transmittal, which together with the Offer to Purchase is referred to herein as the “Offer.” All references to the Offer to Purchase include any amendments or supplements thereto and all references to the Letter of Transmittal include any amendments or supplements thereto. The Closing Consideration and any amounts paid with respect to the Contingent Payment Rights will be subject to any required withholding of taxes, and no interest will be paid thereon. The Contingent Payment Rights will not be transferable except:

•	on death by will or intestacy,

•	pursuant to a court order,

•	by operation of law,

•	in the case of Contingent Payment Rights held in book-entry or other similar nominee form, from a nominee to a beneficial owner, to the extent allowable by the Depositary Trust Company, and

•	a transfer to the Parent in connection with the holder’s abandonment of all rights therein.

Each Contingent Payment Right will represent the contractual right to receive up to four additional cash payments if the following regulatory and commercial milestones are achieved within the specified time periods:

•	If the Parent or a Parent Affiliated Party (as defined below) obtains approval from the European Medicines Agency (the “EMEA”) for a marketing authorization application for oritavancin, a novel antibiotic candidate being developed by the Company, for the treatment of complicated skin and skin structure infections (“cSSSI”), on or before December 31, 2013, each holder of a Contingent Payment

Right will be entitled to receive a cash payment equal to (i) $1.00 per Contingent Payment Right if such approval is granted on or before December 31, 2009, (ii) $0.75 per Contingent Payment Right if such approval is granted between January 1, 2010 and June 30, 2010 or (iii) $0.50 per Contingent Payment Right if such approval is granted between July 1, 2010 and December 31, 2013.

•	If the Parent or a Parent Affiliated Party obtains final approval from the U.S. Food and Drug Administration (the “FDA”) for a new drug application for oritavancin for the treatment of cSSSI (i) within 40 months after the date the first patient is enrolled in a Phase III clinical trial of cSSSI that is initiated by the Parent or a Parent Affiliated Party after January 12, 2009, the date of the Merger Agreement (as defined below), and (ii) on or before December 31, 2013, each holder of a Contingent Payment Right will be entitled to receive a cash payment equal to $0.50 per Contingent Payment Right.

•	If the Parent or a Parent Affiliated Party obtains final U.S. Food and Drug Administration approval for a new drug application for the use of oritavancin for the treatment of cSSSI administered by a single dose intravenous infusion (i) within 40 months after the date the first patient is enrolled in a Phase III clinical trial of cSSSI that is initiated by the Parent or a Parent Affiliated Party after the date of the Merger Agreement and (ii) on or before December 31, 2013, each holder of a Contingent Payment Right will be entitled to receive a cash payment equal to $0.70 per Contingent Payment Right. This payment may become payable simultaneously with the payment described in the previous bullet above.

•	If aggregate net sales by or on behalf of the Parent or its affiliates, licensees and sublicensees of oritavancin in four consecutive calendar quarters ending on or before December 31, 2021 reach or exceed $400 million, each holder of a Contingent Payment Right will be entitled to receive a cash payment equal to $2.35 per Contingent Payment Right. For information about the determination of net sales, see Section 11 of the Offer to Purchase (as defined below).

“Parent Affiliated Party” means an affiliate of the Parent, a successor or assign of the Parent, or a licensee or collaborator of the Parent.

The payment of Contingent Payment Rights is governed by the Form of Contingent Payment Rights Agreement which is filed as a Exhibit (a)(1)(B) hereto (“Contingent Payment Rights Agreement”). The foregoing summary is qualified in its entirety by reference to the Contingent Payment Rights Agreement which is incorporated herein by reference.

The payment of the Offer Price is subject to the conditions set forth in the Offer to Purchase, dated January 27, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to either of them, constitutes the “Offer”). The Offer is described in a Tender Offer Statement of Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Parent and the Purchaser with the Securities and Exchange Commission (the “SEC”) on January 27, 2009. The Offer to Purchase and the Form of Letter of Transmittal have been filed as Exhibits (a)(2) and (a)(3) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 12, 2009, by and among the Purchaser, the Parent and the Company (the “Merger Agreement”). The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the outstanding Shares on a fully diluted basis (where “fully diluted basis” means the number of Shares outstanding, together with the Shares that the Company may be required to issue pursuant to outstanding warrants, options or other obligations under employee stock or similar benefit plans, or otherwise, whether or not vested and then exercisable) (the “Minimum Condition”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of the Parent. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) any Shares owned by the Parent, the Purchaser or the Company or any direct or indirect wholly-owned subsidiary of the

Parent, the Purchaser or the Company, including Shares held by the Company as treasury Shares, and (2) any Shares that are held by any stockholder who properly demands and perfects appraisal rights pursuant to the provisions of Section 262 of the DGCL) will be cancelled and converted into the right to receive from the Parent the Offer Price, without interest and subject to applicable withholding taxes (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

The Parent has formed the Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of the Parent and the Purchaser are located at 8 Campus Drive, Parsippany, NJ 07054.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) the Parent, the Purchaser or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the Parent’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) after the first time at which the Purchaser accepts for payment Shares tendered in the Offer (the “Purchase Time”) satisfying the Minimum Condition.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Directors and Executive Officers in the Merger

In considering the recommendation of the Company Board with respect to the Merger Agreement, you should be aware that the Company’s directors and executive officers have interests in the Merger that may be different from, or in addition to, those of the Company’s stockholders generally. The Company Board was aware of these interests, which include those summarized below, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby:

•	Employment agreements with certain executive officers provide severance payments and other benefits, including accelerated vesting of stock options, in the event that the executive is terminated following a change in control or chooses to leave for good reason following a change in control, as described in the section below entitled “Employment Agreements with Executive Officers”;

•	The Company Board may implement a retention plan to offer additional severance benefits to certain key employees to incentivize them to assist in the Merger, as described in the section below entitled “Effect of the Offer on Employee Benefits”;

•	Unvested stock options to buy Shares held by certain executive officers and employees under the Company’s 2005 Option Plan will be accelerated to be fully vested immediately prior to the Effective Time and contingent on the consummation of the Merger, as described in the section below entitled “Treatment of Options and Warrants in the Offer”;

•	Present and former directors and officers of the Company will continue to be indemnified to the extent that they are indemnified at the time of the Merger Agreement for a period of six years, as described in the section below entitled “Indemnification of Executive Officers and Directors”; and

•	William W. Crouse, a member of the Company Board, is also a member of the Parent’s board of directors. Mr. Crouse recused himself from all meetings of the Company Board in which the Company Board considered a proposed transaction with the Parent, including the meeting at which the Company Board approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

None of the Executive Officers (as defined below) hold any Shares. None of the Executive Officers will receive any consideration in connection with any stock options that they hold (see the section below entitled “Treatment of Options and Warrants in the Offer”). The following table shows the approximate amount in Closing Consideration and total consideration (assuming payment of all of the Contingent Payment Rights upon the achievement of the commercial and regulatory milestones specified in the Contingent Payment Rights Agreement) that each director is entitled to receive, based on Shares held as of January 9, 2009:

			Closing	Total
Name	Shares		Consideration	Consideration

Stéphane Bancel	—		—	—
Garen Bohlin	—		—	—
Jeffrey Courtney	1,629,359	(1)	$3,258,718	$10,672,301
Rosemary A. Crane	—		—	—
William W. Crouse	58,539	(2)	$117,078	$383,430
Eric M. Gordon, Ph.D.	2,217,908	(3)	$4,435,816	$14,527,297
Dilip J. Mehta, M.D., Ph.D.	955,953	(4)	$1,911,906	$6,261,492

(1)	Consists of 1,523,210 Shares held by the VenGrowth Advanced Life Sciences Fund Inc. and 106,149 Shares held by the VenGrowth III Investment Fund Inc. Jeffrey Courtney is a General Partner, and each of Luc Marengere, Mike Cohen and Allen Lupyrypa is a Managing General Partner of VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc., and as such Messrs. Courtney, Marengere, Cohen and Lupyrypa may be deemed to share voting and dispositive power with respect to all Shares held by VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest, if any.

(2)	Consists of 58,539 Shares held by William W. Crouse.

(3)	Based on information in Schedule 13G, dated February 13, 2008 and filed with the SEC, consists of 1,699,311 Shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., 505,998 Shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 12,599 Shares held by Skyline Venture Partners III, L.P. John G. Freund and Yasunori Kaneka are the Managing Members of Skyline Venture Management III, LLC, which is the general partner of each of Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners III, L.P., and as such Messrs. Freund and Kaneka may be deemed to share voting and dispositive power with respect to all Shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners III, L.P. Messrs. Freund and Kaneka are the Managing Members of Skyline Venture Management IV, LLC, which is the general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P., and as such Messrs. Freund and Kaneka may be deemed to share voting and dispositive power with respect to all Shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. In addition, Eric M. Gordon is a partner at Skyline Ventures, and as such may be deemed to share voting and dispositive power with respect to all Shares held by Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners Qualified Purchaser Fund IV, L.P. Each of Messrs. Freund and Kaneka and Dr. Gordon disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest, if any.

(4)	Consists of 118,759 Shares held by Dilip J. Mehta, M.D., Ph.D., and 43,188 Shares held by Radius Venture Partners III (OH), L.P.; 343,874 Shares held by Radius Venture Partners III Qualified Purchaser,

L.P.; 31,535 Shares held by Radius Venture Partners III, L.P.; and 418,597 Shares held by Radius Venture Partners II, L.P. Dr. Mehta is a venture partner with Radius Ventures, and as such may be deemed to hold voting and dispositive power with respect to all Shares held by entities affiliated with Radius Ventures. Dr. Mehta disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest, if any.

Employment Agreements with Executive Officers

Mark W. Leuchtenberger, the Company’s President and Chief Executive Officer, George A. Eldridge, the Company’s Senior Vice President Finance and Administration and Chief Financial Officer, Thomas R. Parr, Jr., Ph.D., the Company’s Chief Scientific Officer, Mona L. Haynes, the Company’s Chief Commercial Officer, and Roger D. Miller, the Company’s Vice President Operations and Manufacturing, each of whom is an executive officer of the Company (an “Executive Officer”), previously entered into employment agreements with the Company (the “Employment Agreements”).

The Employment Agreements for each of Mr. Leuchtenberger, Mr. Eldridge, Dr. Parr and Ms. Haynes provide that in the event of a change in control of the Company, the Executive Officer would receive severance payments in an amount described below if the Company terminates his or her employment without cause or he or she terminates his or her employment for good reason within 24 months following a change in control. The amount of the severance payment to the applicable Executive Officers listed below would be equal to his or her then-current annual base salary paid in installments over a severance period, a portion of any bonus (on a pro rated basis), and reimbursement of the Executive Officer and his or her dependants for the cost of COBRA premiums during the severance period. The severance period is 18 months for Mr. Leuchtenberger and 12 months for each of Mr. Eldridge, Dr. Parr and Ms. Haynes. Additionally, in case of termination without cause or resignation for good reason following a change of control, each of these four Executive Officers’ unvested stock options would become fully vested. The Company may also adjust the timing and/or amount of any payment or benefit due to each of the above named Executive Officers to avoid the imposition of an excise tax pursuant to Section 4999 of the Internal Revenue Code. Each of these four Executive Officers has entered into a non-competition, non-solicitation and non-disclosure agreement with the Company in which he or she agreed not to compete with the Company or to solicit customers or employees of the Company for a period of 12 months after the termination of his or her employment.

The Employment Agreement for Mr. Miller does not contain a change in control provision. Mr. Miller’s Employment Agreement entitles him to receive his salary for a severance period of one month if his employment is terminated without cause. On December 16, 2009, the Company Board voted to grant severance payments for six months to all employees over or at the level of vice president, including Mr. Miller, if his or her employment is terminated without cause. Mr. Miller has also entered into a non-competition, non-solicitation and non-disclosure agreement with the Company in which he agreed not to compete with the Company or to solicit customers or employees of the Company for a period of 12 months after the termination of his employment.

The following table shows the total potential amount of all severance payments for each of the Executive Officers under his or her existing Employment Agreement or other severance arrangements with the Company in connection with the termination of his or her employment following a change in control of the Company. The amounts in the table do not reflect the acceleration of stock options as the stock options held by Executive Officers are expected to terminate without being exercised as of the Effective Time (see the section below entitled “Treatment of Options and Warrants in the Offer”).

Total Potential
Severance Payments
(including bonus and benefits)
Name	Following a Change in Control

Mark W. Leuchtenberger	$782,990
George A. Eldridge	$386,230
Thomas R. Parr, Jr., Ph.D.	$378,532
Mona L. Haynes	$365,605
Roger D. Miller	$128,625

The foregoing summary and the information contained in this section are qualified in their entirety by reference to each of the Executive Officer’s Employment Agreements. The Employment Agreements for the Executive Officers have been filed as Exhibits (e)(4) through (e)(8) hereto and are incorporated herein by reference.

Each of the Executive Officers holds stock options to acquire Shares, the treatment of which is described below in this Item 3(a) under the heading“Treatment of Options and Warrants in the Offer.”

Effect of the Offer on Employee Benefits

The Merger Agreement provides that from the date of the Merger Agreement until the termination of the Merger Agreement or the Effective Time, the Company may not (i) take any action to amend any employment, severance or similar agreement or benefit plan for the benefit of any current or former director, officer, employee or consultant, (ii) increase the compensation, fringe benefits or pay any bonus to any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, (iv) pay any material benefit not provided for as of the date of the Merger Agreement under any benefit plan, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder or (vi) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan.

Notwithstanding the above, the Company may (i) renew certain employee benefit plans for a 12-month period provided that they are renewed on substantially the same terms and conditions; (ii) amend its 401(k) savings plan for the sole purpose of eliminating the Company’s matching benefits; (iii) implement a retention plan, including payment of increased severance payments to some executive team members, to incentivize key employees to remain with the Company until the closing of the Merger; and (iv) accelerate the vesting of certain outstanding stock options as detailed in the section below entitled “Treatment of Options and Warrants in the Offer”.

The foregoing summary and the information are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Treatment of Options and Warrants in the Offer

There are outstanding options to purchase Shares under the Company’s 2007 Stock Option and Incentive Plan (the “2007 Option Plan”) and the Company’s 2005 Stock Option Plan, as amended (the “2005 Option Plan”), and to purchase common exchangeable shares of the Company’s Québec subsidiary under the

Re-Amended and Restated Stock Option Plan of the Company’s Québec subsidiary (the “1995 Option Plan”) (each, a “Company Stock Option” and collectively, the “Company Stock Options”). The Merger Agreement provides that, at the Effective Time, the Parent will assume the Company’s 2007 Option Plan. The Parent will not assume any other stock option plans or other equity-related plans of the Company (such plans and the 2007 Option Plan are collectively referred to herein as the “Company Stock Plans”). In connection with the approval of the Merger Agreement, the Company Board accelerated to be fully vested immediately prior to the Effective Time and contingent on the consummation of the Merger each Company Stock Option issued under the 2005 Option Plan and provided that, to the extent not exercised prior to the Effective Time, each such option will be canceled as of immediately prior to the Effective Time without any payment or Merger Consideration issuable with respect thereto. The Company also agreed to use its reasonable best efforts to cause all Company Stock Options issued under the 2007 Option Plan and the 1995 Option Plan to terminate as of immediately prior to the Effective Time without any payment or Merger Consideration payable with respect thereto. The Parent has agreed to assume all Company Stock Options issued under the 2007 Option Plan and the 1995 Option Plan and not terminated prior to the Effective Time (the “Carryover Options”), whether vested or unvested. After the Effective Time, each Carryover Option will become an option to acquire the same consideration that the option holder would have been entitled to receive had such option holder exercised the Carryover Option in full immediately prior to the Effective Time. Each Carryover Option will otherwise have the same terms and conditions that were applicable to such Carryover Option immediately prior to the Effective Time, including the same exercise price per share, subject to any accelerated vesting as a result of the Merger. As soon as practicable after the Effective Time, the Parent will deliver to all holders of Carryover Options an appropriate notice setting forth each holder’s rights pursuant to such Carryover Options.

All of the Executive Officers have agreed that the Company Stock Options held by them under the 2007 Option Plan will terminate immediately prior to the Effective Time to the extent not then exercised. The Company Stock Options held by the Executive Officers under the 2005 Option Plan will be cancelled as of immediately prior to the Effective Time. The Executive Officers of the Company do not intend to exercise their Company Stock Options prior to the Effective Time.

The Company also agreed in the Merger Agreement to use its reasonable best efforts to cause each warrant or other outstanding right (other than Company Stock Options) to purchase Shares (such outstanding warrants or other rights, the “Company Warrants”) to terminate as of immediately prior to the Effective Time without any payment or Merger Consideration payable with respect thereto. The Parent has agreed to assume all Company Warrants not terminated prior to the Effective Time (the “Carryover Warrants”), whether vested or unvested. After the Effective Time, the Carryover Warrants will become warrants to receive the same consideration that the Company Warrant holder would have been entitled to receive had such Company Warrant holder exercised the Carryover Warrant in full immediately prior to the Effective Time and will otherwise have the same terms and conditions that were applicable to such Carryover Warrant immediately prior to the Effective Time, including the same exercise price per share.

The information contained in Section 11 of the Offer to Purchase regarding treatment of the Company Stock Options and Company Warrants in the Merger is incorporated in this Schedule 14D-9 by reference. The foregoing summary and the information contained in the Offer to Purchase regarding Company Stock Options and Company Warrants are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Further details regarding certain beneficial owners of Shares are described under the heading“Security Ownership of Management and Principal Stockholders” in the Information Statement.

Indemnification of Executive Officers and Directors

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made with respect to any claim, issue or matter as to which he or she has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or other adjudicating court deems proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Article VII of the Company’s Fourth Amended and Restated Certificate of Incorporation, as will be in effect at the Effective Time (the “Charter”), provides that no director of the Company will be personally liable to the Company or the Company’s stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the Company or the Company’s stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, the Charter provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by the Company’s stockholders or an amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of the Company’s Amended and Restated By-Laws, as will be in effect at the Effective Time (the “By-Laws”), provides that the Company subject to certain exceptions will indemnify each of the Company’s directors and officers and, in the discretion of the Company Board, may indemnify certain employees of the Company, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits the Company to provide broader indemnification rights than the DGCL permitted the Company to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or such employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of the Company, or at the Company’s request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided however, with respect to actions, suits and proceedings other than by or in the right of the Company, that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been finally adjudged by a court of competent jurisdiction to be liable to the Company, unless, and only to the extent that, the Delaware Court of Chancery or another court in which such proceeding was brought has determined upon application that, despite adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses that such court deems proper. Article V of the By-Laws further provides for mandatory advancement of expenses to each of the Company’s directors and officers and, in the discretion of the Company Board, for permissive advancement of expenses to certain employees. Notwithstanding the foregoing, the Company shall indemnify and advance expenses in connection with a proceeding initiated by a director or officer only if the proceeding was (1) authorized by the Board of Directors of the Company, or (2) brought to enforce such director’s or officer’s rights to indemnification or advancement of expenses under the By-Laws.

In addition, Article V of the By-Laws provides that the right of each of the Company’s directors and officers to indemnification and advancement of expenses will be a contract right and will not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes the Company to provide insurance for the Company’s directors, officers and employees, against any liability, whether or not the Company would have the power to indemnify such person against such liability under the DGCL or the provisions of Article V of the By-Laws.

The Company has entered into indemnification agreements with each of the Company’s directors and executive officers. These agreements provide that the Company will indemnify each of the Company’s directors and executive officers, and other entities to the fullest extent permitted by law. The Company also maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

The Merger Agreement provides that for a period of six years after the Effective Time, the Parent shall, to the fullest extent permitted by law, cause the Surviving Corporation to honor all of the Company’s obligations to indemnify and hold harmless each present and former director and officer of the Company, against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, or arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless existed on the date of the Merger Agreement.

The Merger Agreement further provides that for a period of six years after the Effective Time, the Parent will cause the Surviving Corporation to maintain (to the extent available in the market) in effect a directors’ and officers’ liability insurance policy covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy with coverage in amount and scope at least as favorable to such persons as the Company’s existing coverage; provided that in no event will the Parent or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage. At the Parent’s option, the Parent may satisfy its obligations to purchase and maintain sufficient directors’ and officers’ liability insurance by purchasing prior to the Effective Time a six-year prepaid “tail policy” covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy.

The foregoing summary with respect to the terms of the Merger Agreement regarding the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with the Purchaser and the Parent.

Merger Agreement.  The Merger Agreement governs the contractual rights between the Company, the Parent and the Purchaser in relation to the Offer and the Merger. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is not intended to modify or supplement any factual disclosures about the Company, the Parent or the Purchaser in the Company’s or the Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company, the Parent or the Purchaser. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the U.S. federal securities laws.

Confidentiality Agreement.  The Company and the Parent entered into a mutual confidential disclosure agreement on October 6, 2008 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of the Parent and the Company agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

Stockholder Agreements.  The Parent and certain stockholders of the Company (the “Signing Shareholders”), including certain affiliates of the Company’s directors, entered into Stockholder Agreements, each dated as of January 12, 2009 (the “Stockholder Agreements”). The Signing Stockholders are Radius Venture Partners II, LP, Radius Venture Partners III QP, LP, Radius Venture Partners III, LP, Radius Venture Partners III (OH), LP (each of which is affiliated with Dilip J. Mehta, M.D., Ph.D., a director of the Company); Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Partners III, L.P. (each of which is affiliated with Eric M. Gordon, Ph.D., a director of the Company); VenGrowth Advanced Life Sciences Fund Inc., and VenGrowth III Investment Fund Inc. (each of which is affiliated with Jeffrey Courtney, a director of the Company); Caduceus Private Investments III LP, OrbiMed Associates III, LP, Seaflower Health Ventures III, L.P., Seaflower Health Ventures III Companion Fund, L.P., and J&L Sherblom Family LLC. The outstanding Shares subject to the Stockholder Agreements represented, as of January 9, 2009, approximately 36% of the total outstanding Shares (and representing approximately 30% of Shares then estimated to be deemed outstanding for purposes of determining the Minimum Condition). Pursuant to each Stockholder Agreement, each of the Signing Stockholders agreed, among other things, subject to the termination of the Stockholder Agreements, (i) to tender in the Offer (and not to withdraw) all Shares beneficially owned or subsequently acquired by it, (ii) to vote such Shares in support of the adoption of the Merger Agreement and approval of the Merger in the event stockholder approval is required to consummate the Merger and against any competing transaction, (iii) to appoint the Parent as its proxy to vote such Shares in connection with the Merger Agreement and (iv) not to otherwise transfer any of its Shares. Each Stockholder Agreement will terminate upon the termination of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Form of Stockholder Agreement, which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board of Directors.

At a meeting of the Company’s Board of Directors held on January 11, 2009, the Company Board: (1) approved the Merger Agreement and the transactions contemplated by the Merger Agreement and authorized the President and Chief Executive Officer and the Chief Financial Officer to execute and deliver the Merger Agreement, and (2) determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of the Company and its stockholders and recommended that holders of Shares tender their Shares into and accept the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

The Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

Background of the Offer.

As part of the Company’s long-term strategic planning and in light of its ongoing capital requirements as a biopharmaceutical company seeking to develop and commercialize drug candidates, the Company’s management routinely explores and assesses, and discusses with the Company Board, strategic alternatives for the Company. Since the Company’s initial public offering in October 2007, the Company and its financial advisors have been in dialogue with a number of potential investors and acquisition, licensing or other collaboration partners, including the Parent, with an interest in the Company’s scientific platform and achievements. Some of these discussions have been general in nature while other interactions included discussions around potential investments, partnerships, licensing arrangements and acquisition opportunities, including discussions of regional partnership opportunities for the commercialization of oritavancin, the Company’s lead product candidate. As part of this process, the Company’s management has had discussions from time to time with venture capital and institutional investors with respect to potential investment opportunities and with biopharmaceutical companies with respect to collaborations in connection with the commercialization of oritavancin.

As part of its exploration of strategic alternatives, on September 2, 2008, a representative of Leerink Swann LLC, the Company’s financial advisor (“Leerink Swann”), contacted Glenn Sblendorio, the Parent’s Executive Vice President and Chief Financial Officer, to discuss the Company’s business and the possibility of a strategic relationship between the Parent and the Company.

On September 11, 2008, a representative of Leerink Swann sent the Parent’s business development team a package of non-confidential information about the Company, including information about oritavancin.

On September 25, 2008, a representative of Leerink Swann telephoned George Eldridge, the Company’s Senior Vice President Finance and Administration and Chief Financial Officer, and informed him that the Parent was potentially interested in making an equity investment in and entering into a collaboration with the Company.

On October 6, 2008, the Company and the Parent executed the Confidentiality Agreement to enable the Company to provide the Parent with confidential information in order for the Parent to explore further the possibility of an equity investment in the Company and a potential collaboration with respect to the rights to oritavancin outside of the United States. Under this Confidentiality Agreement, the Parent agreed to a standstill provision effective through December 31, 2008, which restricted the ability of the Parent to make a proposal to acquire the Company without the consent of the Company Board.

On October 7, 2008, Clive Meanwell, the Parent’s Chairman and Chief Executive Officer, Mr. Sblendorio and members of the Parent’s business development team met in the Parent’s offices in Parsippany, New Jersey with Mark Leuchtenberger, the Company’s President and Chief Executive Officer, Mr. Eldridge and representatives of Leerink Swann. Thomas Parr, Jr., Ph.D., the Company’s Chief Scientific Officer, participated in the meeting by telephone. During this meeting, the representatives of the Company presented an overview of the Company’s business, focusing on oritavancin. Following this overview, the parties discussed the parameters of a possible equity investment by the Parent in the Company and a potential collaboration with respect to the rights to oritavancin outside the United States prior to the upcoming meeting of the Anti-Infective Drugs Advisory Committee, or “advisory committee,” of the FDA, to review the new drug application (“NDA”) for oritavancin for the treatment of cSSSI previously filed by the Company with the FDA.

On October 7, 2008, the Parent commenced its preliminary clinical and regulatory due diligence on the Company. At this time, the Company’s management began providing non-public confidential data to the Parent.

On October 27, 2008, Dr. Meanwell, Mr. Sblendorio and members of the Parent’s business development team and Mr. Leuchtenberger, Mr. Eldridge, Dr. Parr and Mona Haynes, the Company’s Chief Commercial Officer, met in Washington D.C. at the joint ICAAC/IDSA conference to discuss oritavancin and a potential investment or collaboration between the Parent and the Company.

On November 3, 2008, members of the Parent’s business development team met with Mr. Leuchtenberger and Mr. Eldridge and Ms. Haynes at the Company’s offices in Cambridge, Massachusetts to conduct further due diligence on the Company.

On November 4, 2008, members of the Parent’s business development team participated in a conference call with Mr. Eldridge, Dr. Parr, Roger Miller, the Company’s Vice President Operations and Manufacturing, and William Current, the Company’s Vice President Regulatory Affairs, during which the members of the Parent’s business development team continued their due diligence review of the Company.

On November 5, 2008, the Company Board conducted a telephonic meeting and discussed interests in an equity financing expressed by a group of prospective institutional investors and by the Parent as well as a potential collaboration with the Parent. Although the institutional investors expressed interest in the Company and conducted some due diligence, their primary interest was with respect to an equity investment in the Company after the FDA advisory committee review of the oritavancin NDA scheduled for November 19, 2008. The discussion with respect to the Parent also focused on a collaboration with the Parent for the commercialization of oritavancin outside of the United States. Attendees were Mr. Leuchtenberger, Stephane Bancel, Garen Bohlin, Jeffrey Courtney, Rosemary Crane, William Crouse, Eric Gordon and Dilip Mehta, and other representatives of the Company. Mr. Crouse recused himself from the equity financing and collaboration discussions due to his membership on the board of directors of the Parent.

On November 14, 2008, representatives of the Parent contacted Mr. Eldridge and informed him that the Parent was not interested in a transaction with the Company prior to the completion of the FDA advisory committee review of the oritavancin NDA scheduled for November 19, 2008.

On November 19, 2008, oritavancin received a mixed review from the FDA advisory committee. The FDA advisory committee voted 10 to 8 that the data submitted by the Company in support of its NDA for oritavancin did not demonstrate the safety and effectiveness of oritavancin in the treatment of cSSSI. The Company publicly disclosed this development after the close of the Nasdaq Global Market (“Nasdaq”) on November 19, 2008 and held a conference call with investors and analysts the following morning to discuss the development. On November 20, 2008, the closing trading price of the Shares on Nasdaq was $1.38 per Share, down approximately 82% from the closing price on November 19, 2008 of $7.75 per Share.

As a result of the review from the FDA advisory committee, the Company determined that it would not be productive to contact potential strategic partners until the FDA issued its response to the Company’s NDA for oritavancin. However, through the early part of December 2008, the Parent continued its diligence review of the Company, and the Company conducted various due diligence calls relating to the Company’s intellectual property with the Parent.

On December 8, 2008, the FDA issued a complete response letter to the Company (the “December 8 FDA Letter”) stating that the Company’s NDA with respect to oritavancin did not contain sufficient evidence to demonstrate the safety and efficacy of oritavancin for the treatment of cSSSI. The FDA stated that before the NDA could be approved, the Company would have to perform an additional well controlled clinical study to demonstrate the efficacy and safety of oritavancin in patients with cSSSI, significantly increasing the expected costs and timeline necessary to obtain marketing approval for oritavancin.

On December 10, 2008, the Company Board conducted a meeting and discussed the Company’s financial position and the length of time the Company could operate using existing cash resources in light of the December 8 FDA Letter. Attendees were Mr. Leuchtenberger, Mr. Bancel, Mr. Bohlin, Mr. Courtney,

Ms. Crane, Mr. Crouse, Dr. Gordon and Dr. Mehta, and other representatives of the Company. At the meeting, the Company’s management shared its estimates of cash available to fund operations and its view that, absent a capital raising transaction, existing cash resources would be exhausted in the third quarter of 2009. The Company Board reviewed the difficult environment with respect to obtaining additional capital and instructed management to resume exploring acquisition alternatives. The Company Board also requested management to present a proposal for a reduction in workforce that would extend the length of time during with the Company could use existing cash resources. The Company Board approved formally engaging Leerink Swann as its financial advisor. The Company Board also authorized Leerink Swann to identify potential acquirers of the Company.

From the period between December 10, 2008 and December 21, 2008, representatives of Leerink Swann contacted 22 potential strategic partners to inform them that the Company would be interested in setting up meetings with interested parties to explore acquisition opportunities or other opportunities to develop oritavancin. The Company’s management and representatives of Leerink Swann identified these potential strategic partners based on the fact that these companies had been previously contacted by the Company regarding a strategic partnership with the Company or were known to have expressed interest in pursuing business development opportunities for hospital-based therapies. None of the contacted parties indicated an interest in acquiring the Company or in any other opportunities to collaborate with respect to oritavancin, although one party indicated an interest in meeting with the Company during the upcoming JPMorgan Chase Healthcare Conference in early January of 2009.

On December 10, 2008, Mr. Eldridge spoke with a representative of Leerink Swann regarding the status of the Parent’s review of the Company and of the Parent’s interest in exploring potential strategic options with the Company. Later that day, a representative of Leerink Swann spoke with Mr. Sblendorio and later advised Mr. Eldridge that Mr. Sblendorio would be in contact with Mr. Eldridge.

On December 12, 2008, Dr. Meanwell and Mr. Sblendorio contacted Mr. Leuchtenberger and Mr. Eldridge to explore potential strategic options between the Company and the Parent. From this day through the end of December, members of the Company’s management and commercialization and development employees of the Company had various meetings and teleconferences with different representatives of the Parent concerning the Company’s technology, intellectual property, product candidate pipeline and preclinical and clinical results with a view toward an acquisition of the Company by the Parent rather than an equity investment or other collaboration.

On December 16, 2008, Dr. Meanwell sent an initial letter of interest to Mr. Leuchtenberger (the “December 16 Proposal”). In the December 16 Proposal, the Parent proposed a business combination in which the Parent would acquire the Company for total consideration of up to $5.96 per Share, consisting of a number of shares of the Parent common stock valued at approximately $2.38 per Share to be paid at closing plus the right to receive contingent cash payments in the future if the Company achieved the following regulatory milestones within specified time periods:

•	$0.95 per Share upon the commercial launch of oritavancin in the first European Union market;

•	$1.43 per Share upon FDA approval of an NDA for the use of oritavancin in the treatment of cSSSI; and

•	$1.19 per Share upon FDA approval of an NDA for the use of oritavancin in the treatment of cSSSI administered by a single dose intravenous infusion.

The December 16 Proposal contemplated that, as a condition to closing, the Company would repay all of its indebtedness and trade payables using existing cash balances, included certain deal protection mechanisms, including a four percent termination fee, and also contained a provision requiring that the Company work exclusively with the Parent on the proposed transaction through 5:00 p.m. EST on January 4, 2009.

On December 16, 2008, the Company Board conducted a meeting, and discussed and approved the Company management’s proposal for a strategic restructuring and corresponding reduction in workforce to preserve the Company’s cash while maintaining key commercialization and development personnel needed to support the regulatory approval process for oritavancin. Attendees were Mr. Leuchtenberger, Mr. Bancel, Mr. Bohlin, Mr. Courtney, Ms. Crane and Mr. Crouse, other representatives of the Company and a representative of the Company’s outside legal advisor. The Company’s management reported to the Company Board that the Parent might be interested in maintaining other key commercialization and development personnel in the event of an acquisition by the Parent. The Company’s management also reported on the efforts of Leerink Swann to contact potential investors and strategic partners with the goal of arranging meetings with the parties at the upcoming JPMorgan Chase Healthcare Conference in early January of 2009. Mr. Leuchtenberger noted that Mr. Crouse, a member of the Company Board, would recuse himself from all discussions of the potential transaction with the Parent due to Mr. Crouse’s membership on the board of directors of the Parent. Mr. Crouse recused himself from the meeting, after which the Company Board instructed the Company’s management to review the December 16 Proposal and report back to the Company Board with its analysis and the analysis of Leerink Swann.

On December 17, 2008, Mr. Leuchtenberger and Mr. Eldridge spoke with Dr. Meanwell and Mr. Sblendorio to obtain clarifications on the December 16 Proposal.

On December 17, 2008, the Company Board conducted a telephonic meeting and discussed the December 16 Proposal, including the costs associated with temporarily retaining commercialization and development employees of interest to the Parent, the date on which the Company’s management estimated that it would exhaust its existing cash resources and the Parent’s requirement that the Company enter into an exclusive negotiations arrangement until January 4, 2009. Attendees were Mr. Leuchtenberger, Mr. Bancel, Mr. Bohlin, Mr. Courtney, Ms. Crane and Dr. Gordon, other representatives of the Company and its financial and legal advisors. The Company Board established a Transaction Committee as an ad hoc committee of the Company Board to evaluate the potential transaction and elected Mr. Leuchtenberger, Mr. Bohlin, Mr. Courtney and Ms. Crane as members of the committee. At the meeting, a representative of Leerink Swann indicated to the Company Board that he believed it was unlikely that the Company would receive any serious indications of interest from other parties prior to the upcoming JPMorgan Chase Healthcare Conference and that the likelihood of a near-term financing was uncertain. The Company Board considered the importance of a near-term financing to the value and continued survival of the Company, including the near-term retention of the Company’s key development and commercialization employees since capabilities of those employees were important to maintaining the value of the Company. A representative of Leerink Swann stated his belief that, based on prior experience in negotiating transactions with the Parent, it was unlikely that the Parent would agree to work toward an acquisition of the Company in the absence of an exclusivity arrangement. The Company Board discussed the low probability that the Company would receive any serious expressions of interest from other parties during the exclusivity period requested by the Parent. A representative of Leerink Swann updated the Company Board on efforts to solicit interest and arrange meetings between the Company and prospective acquirers at the upcoming JPMorgan Chase Healthcare Conference and indicated that while several parties had expressed some interest in meeting with the Company, it was too early to determine their levels of interest in acquiring the Company.

On December 18, 2008, the Transaction Committee of the Company Board conducted a teleconference. Attendees were Mr. Leuchtenberger, Mr. Bohlin, Mr. Courtney and Ms. Crane. Representatives of the Company also participated. At this meeting, the Transaction Committee discussed modifications to the December 16 Proposal and authorized the Company’s management to seek modifications to the December 16 Proposal, including a revised purchase price of up to $7.00 per Share, the elimination of the requirement that the Company would repay all of its indebtedness and trade payables using existing cash balances, modifications to the deal protection provisions, including a reduction of the proposed termination fee to three percent of the consideration to be paid at closing, and a request that the Parent provide the Company with a working capital facility to fund certain employment expenses.

On December 18, 2008, Mr. Leuchtenberger and Mr. Eldridge held a conference call with Dr. Meanwell and Mr. Sblendorio to inform the Parent that the Transaction Committee had not accepted the terms outlined in the December 16 Proposal and delivered the counter-proposal to the Parent.

On December 19, 2008, Mr. Leuchtenberger and Mr. Eldridge spoke with Dr. Meanwell and Mr. Sblendorio to discuss the counter-proposal.

On December 19, 2008, the Transaction Committee of the Company Board conducted a teleconference. Attendees from the Transaction Committee were Mr. Leuchtenberger, Mr. Bohlin, Mr. Courtney and Ms. Crane. Other participants included other representatives of the Company and the Company’s financial advisor. A representative from Leerink Swann updated the committee on efforts to arrange meetings with prospective parties at the upcoming JPMorgan Chase Healthcare Conference and reported that Leerink Swann had contacted all 22 potential strategic partners and that, with the exception of one party that had agreed to an introductory meeting with the Company at the JPMorgan Chase Healthcare Conference, the contacted parties either expressed no interest in acquiring the Company or in any other opportunities to collaborate with respect to oritivancin or did not respond to Leerink Swann’s inquiry.

On December 20, 2008, the Parent delivered a revised written proposal (the “December 20 Proposal”) to acquire the Company. In the December 20 Proposal, the Parent increased its offer to up to $6.55 per Share, consisting of a number of shares of the Parent common stock valued at $2.50 per Share to be paid at closing plus the right to receive contingent cash payments in the future if the Company achieved the following regulatory milestones within specified time periods:

•	$1.43 per Share upon approval by the EMEA for a Marketing Authorization Application for the use of oritavancin in the treatment of cSSSI if such approval were to occur on or before December 31, 2009, or $0.95 per Share if such approval were to occur after December 31, 2009;

•	$1.43 per Share upon FDA approval of an NDA for the use of oritavancin in the treatment of cSSSI; and

•	$1.19 per Share upon FDA approval of an NDA for the use of oritavancin in the treatment of cSSSI administered by a single dose intravenous infusion.

Among the specified terms, the December 20 Proposal included a requirement that, as a condition to closing, the Company would maintain a certain minimum cash balance, a termination fee equal to four percent of the total potential consideration payable in the transaction and a provision that would require the Company to submit the transaction to the stockholders, or a “force the vote” provision, and also contained a provision that the Company would enter into exclusive negotiations with the Parent until 5:00 p.m. EST on January 11, 2009.

On December 21, 2008, the Transaction Committee of the Company Board conducted a teleconference to discuss the December 20 Proposal. Attendees were Mr. Leuchtenberger, Mr. Bohlin, Mr. Courtney and Ms. Crane. Other participants included representatives of the Company and its financial and legal advisors. The Transaction Committee discussed the terms of the December 20 Proposal, including the terms of the exclusivity, the size of the termination fee and the “force the vote” provision, and the alternatives to and implications of accepting the Parent’s offer. The Transaction Committee directed the Company’s management to seek certain modifications to the December 20 Proposal including reducing the size of the termination fee and eliminating the “force the vote” provision and to provide for a modified exclusivity period.

On December 21, 2008, after negotiations between the Company and the Parent on the terms of the proposal, including the terms of the exclusivity arrangements, the size of the termination fee and other deal protection provisions, the Parent insisted on the termination fee as proposed but agreed to remove the “force the vote” provision that required the Company to submit the transaction to the stockholders and to the proposed exclusivity provisions providing for exclusivity only until 5:00 p.m. EST on January 9, 2009, and permitting Leerink Swann to schedule meetings with third parties at the upcoming JPMorgan Chase Healthcare Conference on the Company’s behalf if a definitive agreement had not been entered into between the Company and the Parent prior to 11:59 p.m. EST on January 6, 2009 (the “December 21 Proposal”).

Between December 21, 2008 and the signing of the Merger Agreement on January 12, 2009, the Parent and its legal and financial advisors continued to conduct their due diligence investigation. In addition, throughout this period, the Company and the Parent continued to discuss human resources matters, including retention mechanisms intended to address their mutual desire to encourage retention of the Company’s key commercialization and development personnel. On December 23, 2008, members of the Parent’s business development team held a conference call with Mr. Leuchtenberger and Mr. Eldridge and other representatives of the Company to discuss the clinical development of oritavancin. In addition, on December 23, 2008, the Parent and the Company each opened electronic data rooms to provide non-public information for diligence purposes. The Company simultaneously conducted its due diligence investigation on the Parent.

On December 24, 2008, the Company executed an engagement letter with Leerink Swann, and the Company and the Parent commenced negotiations of the Merger Agreement, initially structured as a merger transaction reflecting financial terms reflected in the December 21 Proposal. The Parent’s legal advisors distributed initial drafts of the Merger Agreement, the Contingent Payment Rights Agreement and the form of Stockholder Agreement for review by the Company and its legal advisors.

From the period between December 24, 2008 and the signing of the Merger Agreement, negotiations regarding the Merger Agreement, the Contingent Payment Rights Agreement and related documentation continued between the Company and the Parent, with the Parent’s and the Company’s legal advisors negotiating and exchanging drafts of the Merger Agreement, the Contingent Payment Rights Agreement and the form of Stockholder Agreement.

On December 31, 2008, the Company Board conducted a teleconference to discuss the terms of the proposed transaction. Attendees were Mr. Leuchtenberger, Mr. Bancel, Mr. Bohlin, Ms. Crane, Dr. Gordon and Dr. Mehta, other representatives of the Company and representatives from the Company’s financial and legal advisors. The terms of the draft Merger Agreement were discussed, including the Company’s position on various issues raised by the draft Merger Agreement. A representative of Leerink Swann presented its preliminary valuation analysis. The Company’s legal counsel reviewed with the Company Board its fiduciary duties in the context of the proposed transaction.

On January 2, 2009, Dr. Meanwell, Mr. Sblendorio and members of the Parent’s business development team and Mr. Eldridge, Mr. Miller, Mr. Current, Dr. Parr, Ms. Haynes and members of the Company’s commercialization and development teams held a conference call to discuss a number of due diligence issues relating to the clinical development of and commercial opportunity for oritavancin, the status of negotiations on the definitive agreements and potential integration issues.

On January 5, 2009, Leerink Swann received an inquiry from a large medical products and pharmaceutical company about the possibility of beginning discussions with the Company in the near future regarding a possible strategic transaction with the Company, and the Company delivered notice of such to the Parent in accordance with the terms of the December 21 Proposal. Leerink Swann and the Company did not engage in discussions with this party because of the exclusivity arrangement then in effect. The Parent’s and the Company’s legal advisors continued to negotiate the Merger Agreement, the Contingent Payment Rights Agreement and the form of Stockholder Agreement.

On January 6, 2009, following a Parent board meeting, Dr. Meanwell sent a revised letter of interest addressed to Mr. Leuchtenberger (the “January 6 Proposal”), advising Mr. Leuchtenberger that the offer was being revised based, in part, on the Parent’s diligence and valuation analysis. The Parent revised its offer in the January 6 Proposal to provide for total potential consideration of up to $3.94 per Share, consisting of a cash payment of $1.80 per Share to be paid at closing plus the right to receive contingent cash payments in the future if the Company achieved the following regulatory milestones within specified time periods:

•	$0.95 per Share upon EMEA approval of a Marketing Authorization Application for the use of oritavancin in the treatment of cSSSI if such approval were to occur on or before December 31, 2009, or $0.48 per Share if such approval were to occur after December 31, 2009;

•	$0.48 per Share upon FDA approval of an NDA for the use of oritavancin in the treatment of cSSSI; and

•	$0.71 per Share upon FDA approval of an NDA for the use of oritavancin in cSSSI administered by a single dose intravenous infusion.

Among the specified terms, the January 6 Proposal eliminated the requirement that the Company maintain specified minimum cash balances and in light of changing to an all-cash structure, proposed to structure the acquisition from a one step merger to a two step transaction consisting of a tender offer followed by a merger, with consideration consisting of a payment in cash upon the tender of the Shares or upon the closing of the Merger plus the contractual right to receive contingent cash payments in the future.

On January 6, 2009, the Company Board conducted a teleconference to discuss the terms of the January 6 Proposal, including the change to an all-cash structure, which permitted an earlier closing and reduced the risks related to the Company’s distressed financial position, including the risk of the loss of key commercialization and development and other personnel. Attendees were Mr. Leuchtenberger, Mr. Bancel, Mr. Bohlin, Mr. Courtney, Dr. Gordon and Dr. Mehta. Other participants included representatives of the Company and its financial and legal advisors. The Company Board discussed with the representatives of Leerink Swann the likelihood of the Company finding another party interested in a business combination with the Company. A representative of Leerink Swann suggested that they would have a better understanding after contacting potentially interested parties in connection with their efforts to schedule meetings at the upcoming JPMorgan Chase Healthcare Conference. The Company Board authorized the Company’s management to continue negotiating the Merger Agreement with the Parent but to propose modifications to the January 6 Proposal, including an increase in the consideration. The Company Board also directed that the Company should not agree to any extension of exclusivity that would preclude the Company from scheduling meetings with potential investors or acquirers at the upcoming JPMorgan Chase Healthcare Conference. The Company Board discussed the expression of interest received from the party that contacted Leerink Swann on January 5, 2009, and a representative of Leerink Swann expressed his view that this party had only expressed preliminary interest and would not likely be in a position to conduct a due diligence investigation of the Company and consummate a transaction in the timeframe required by the Company’s distressed financial situation. The Company Board discussed the risks to the Company’s ability to retain employees, finance its operations and successfully pursue other strategic alternatives if discussions with this third party were ultimately unsuccessful.

Later in the evening on January 6, 2009, Mr. Leuchtenberger telephoned Dr. Meanwell to inform him that the Company Board was not prepared to accept the terms outlined in the January 6 Proposal, but that they would present a counter-proposal that would include the right to an additional contingent cash payment in the future if certain milestones relating to sales of oritavancin were achieved within specified time periods.

From the period between January 7, 2009 and January 9, 2009, Leerink Swann contacted 17 parties, including the party that had contacted Leerink Swann on January 5, 2009, which constituted all of the potential strategic partners it had initially contacted, other than parties that had previously indicated no interest in further discussions, to set up meetings at the upcoming JPMorgan Chase Healthcare Conference. Leerink Swann also contacted an additional three parties that had had prior discussions with the Company regarding regional partnerships for oritavancin to set up meetings at the JPMorgan Chase Healthcare Conference. A representative of Leerink Swann provided his assessment to the Transaction Committee of the likelihood of a transaction with these potential strategic partners at meetings on January 8, 2009 and January 11, 2009, as summarized below.

On January 7, 2009, Mr. Leuchtenberger presented Dr. Meanwell and Mr. Sblendorio with a counter-proposal approved by the Transaction Committee of the Company Board. The Company’s counter-proposal provided that the Company’s stockholders would be eligible to receive total potential consideration of up to $10.00 per Share, consisting of $2.25 per Share to be paid in cash at closing plus the right to receive contingent cash payments in the future if the Company achieved the following regulatory and commercial milestones within specified time periods:

•	$1.00 per Share upon EMEA approval of a Marketing Authorization Application if another clinical trial was not required, or $0.50 per Share upon such approval if another clinical trial was necessary;

•	$0.50 per Share upon FDA approval of an NDA for the use of oritavancin in the treatment of cSSSI;

•	$1.20 per Share upon FDA approval of an NDA for the use of oritavancin in cSSSI administered by a single dose intravenous infusion;

•	$2.10 per Share to be paid upon worldwide sales of oritavancin in four consecutive quarters totaling in the aggregate at least $100 million; and

•	$3.45 per Share to be paid upon worldwide sales of oritavancin in four consecutive quarters totaling in the aggregate at least $250 million.

In addition, the Company proposed to cap the termination fee at $3 million and to require the Parent to use commercially reasonable efforts to obtain regulatory approvals and to commercialize oritavancin for both the intravenous infusion and oral formulations.

On January 8, 2009, Dr. Meanwell informed Mr. Leuchtenberger that the Parent would not accept the Company’s counter-proposal and that a revised written proposal would be forthcoming on the same day.

On January 8, 2009, the Company was contacted by a representative of a small specialty pharmaceutical company seeking a meeting to discuss a possible strategic transaction, and the Company notified the Parent of this contact in accordance with the terms of the December 21 Proposal. Leerink Swann and the Company did not engage in discussions with this party because of the exclusivity arrangement then in effect.

Also on January 8, 2009, Dr. Meanwell sent another written proposal to Mr. Leuchtenberger (the “January 8 Proposal”), indicating to Mr. Leuchtenberger that the proposal represented the Parent’s “best and final offer” and that the Parent was prepared to terminate discussions with the Company if the proposal was not accepted. Among other terms, the January 8 Proposal increased the Parent’s nonbinding offer to acquire the Company for total potential consideration of up to $6.55 per Share, consisting of a cash payment of $2.00 per Share to be paid at closing plus the right to receive contingent cash payments in the future if the Company achieved the following regulatory and commercial milestones within specified time periods:

•	$1.00 per Share upon EMEA approval of a Marketing Authorization Application for the use of oritavancin in the treatment of cSSSI if such approval were to occur on or before December 31, 2009, or $0.50 per Share if such approval were to occur after December 31, 2009;

•	$0.50 per Share upon FDA approval of an NDA for the use of oritavancin in the treatment of cSSSI;

•	$0.70 per Share upon FDA approval of an NDA for the use of oritavancin in the treatment of cSSSI administered by a single dose intravenous infusion; and

•	$2.35 per Share upon worldwide net sales of oritavancin in four consecutive quarters totaling at least $400 million.

Among the other terms, the January 8 Proposal insisted on the initial termination fee proposed by the Parent in the December 21 Proposal of four percent of the total potential consideration payable and also proposed to extend the exclusivity period until 11:59 p.m. EST on January 11, 2009.

Later the same day, Mr. Leuchtenberger telephoned Dr. Meanwell and informed him that the Transaction Committee of the Company Board would convene that night to discuss the Parent’s revised offer.

On the evening of January 8, 2009, the Transaction Committee of the Company Board conducted a teleconference to discuss the January 8 Proposal. Attendees were Mr. Leuchtenberger, Mr. Bohlin, Mr. Courtney and Ms. Crane. Other participants included other representatives of the Company and representatives of the Company’s financial and legal advisors. A representative of Leerink Swann reported on the status of discussions with third parties. The Company Board considered the January 8 Proposal, noting that Dr. Meanwell had indicated this to be the Parent’s “best and final offer.” The Company Board discussed with the representatives from Leerink Swann whether the party that sent an indication of interest on January 5, 2009 would be able to complete its due diligence investigation and consummate a transaction with the Company prior to the time at which the Company’s management expected that the Company would exhaust its cash resources. A representative of Leerink Swann explained that, except for the party that expressed interest on January 5, 2009, all of the meetings scheduled to that point would be with smaller entities that were unlikely to have the resources necessary to acquire the Company. The representative from Leerink Swann further noted the difficulty of attracting the attention of large pharmaceutical companies in the current business environment and concluded that a discussion with the party that had expressed interest on January 5 would likely require a substantial amount of time and there was substantial uncertainty whether these discussions would lead to a transaction superior to the proposed transaction with the Parent or whether discussions would result in any transaction at all. The Company Board also considered whether other potentially interested parties would be capable of commercializing oritavancin as successfully as could the Parent. The Company Board discussed the importance of focusing on the need to find an acquirer in the near-term due to the risk that key commercialization and development employees would leave the Company as time elapsed, leading to further deterioration in the value of the Company. The Transaction Committee discussed the January 8 Proposal and the implications of accepting the Parent’s revised offer, noting the substantially increased consideration and the Parent’s continued insistence on the amount of the termination fee. A representative of Leerink Swann presented the Transaction Committee with a revised preliminary valuation analysis. The Transaction Committee authorized the Company’s management to continue negotiating the Merger Agreement with the Parent but to propose certain modifications to the January 8 Proposal.

Following the meeting of Transaction Committee of the Company Board, Mr. Leuchtenberger telephoned Dr. Meanwell to inform him that the Transaction Committee was prepared to accept the economic terms for a transaction as set forth in the January 8 Proposal with certain modifications. Later that night, Mr. Eldridge communicated to members of the Parent’s management and business development team that, while the Transaction Committee had approved the economic terms set forth in the January 8 Proposal, the Company decided not to sign the January 8 Proposal in order to allow Leerink Swann to continue to schedule meetings with third parties that might be interested in acquiring the Company during the week of January 12. Mr. Eldridge also informed the Parent that the Transaction Committee had agreed to extend the exclusivity period until 11:59 p.m. EST on January 11, 2009. Mr. Eldridge further reported that the Transaction Committee requested changes to the January 8 Proposal to modify the contingent cash payment payable upon EMEA approval of a Marketing Authorization Application for the use of oritavancin in the treatment of cSSSI to include a cash payment equal to $0.75 per Share if such approval were to occur after 2009 but prior to July 1, 2010 and reduce the termination fee to $3 million.

From the period between January 8, 2009 and January 11, 2009, the Company’s management and advisors continued to negotiate the terms of the transaction documents.

On January 9, 2009, the Parent and the Company executed an amendment to the December 21 Proposal extending the exclusivity period to 11:59 p.m. EST on January 11, 2009.

On January 9, 2009, the Parent’s legal advisors distributed revised drafts of the Merger Agreement and the Contingent Payment Rights Agreement to the Company and its legal advisors reflecting the agreed upon revised financial terms and proposals to resolve the open issues, including the size of the termination fee, which the Parent was not willing to reduce.

On January 9, 2009, the form of Stockholder Agreement was distributed to certain stockholders that the Parent had requested execute the Stockholder Agreement in connection with the transaction.

On January 9, 2009, the Company was contacted by a representative of another small specialty pharmaceutical company seeking a meeting to discuss a possible strategic transaction, and the Company notified the Parent in accordance with the December 21 Proposal, as amended. Leerink Swann and the Company did not engage in discussions with this party because of the exclusivity arrangement then in effect.

On January 10, 2009, representatives of the Parent’s and the Company’s legal advisors participated in a conference call to discuss comments from the Company and its legal advisors on the draft Merger Agreement and the Contingent Payment Rights Agreement.

On January 11, 2009, the Company Board conducted a meeting by teleconference to further review, discuss and consider the Parent’s proposed acquisition of the Company. Attendees included Mr. Leuchtenberger, Mr. Bancel, Mr. Bohlin, Mr. Courtney, Ms. Crane and Dr. Gordon, other representatives of the Company and representatives of the Company’s financial and legal advisors. During this meeting, a representative of Leerink Swann explained the analysis it performed in reaching its opinion and rendered its oral opinion, which was subsequently confirmed in writing by its opinion dated January 11, 2009, which was reissued on January 12, 2009, that the consideration of (1) $2.00 in cash per Share, plus (2) up to an additional $4.55 per Share in contingent cash payments if the Company achieves specified regulatory and commercial milestones within agreed upon time periods to be received in the Offer and the Merger, taken together, by holders of Shares is fair, from a financial point of view, to such holders. A representative of Leerink Swann reported that of the 25 potential strategic partners contacted to meet with Company management at the JPMorgan Chase Healthcare Conference, 11 had not responded, eight had indicated no interest in discussions, four had indicated an interest in meeting with the Company at the JPMorgan Chase Healthcare Conference and two had indicated that they were willing to meet with the Company after the conference. A representative of Leerink expressed his view that a transaction with any of the six interested parties was uncertain, that the interested parties may not be capable of acquiring the Company in the timeframe required by the Company’s distressed financial situation and that it likely would take significant time to develop any interest into a bona fide offer. The Company Board considered the significant time that it would take to develop any interest from any such third party into a substantive offer. The Company Board engaged in a review of the key terms of the Merger Agreement and the business considerations related to the potential transactions, and representatives of the Company’s legal counsel described and explained certain terms of the Merger Agreement. After further discussion and deliberation among the participants on the call to address questions from the Company Board, the Company Board:

•	determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders;

•	approved the Merger Agreement, the Offer and the Merger; and

•	recommended that the Company’s stockholders tender their Shares in the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

On the basis of the Company’s review of its strategic alternatives, and after extensive discussions, the Company Board determined that the price then being proposed by the Parent for each Share was the best per Share price then reasonably obtainable and authorized the Company to enter into the Merger Agreement, subject to receiving the consent of the Company’s lenders. The Company Board also authorized the Company to extend the exclusive negotiations arrangement with the Parent until 5:00 p.m. EST on January 12, 2009.

During the evening of January 12, 2009, the parties executed the Merger Agreement and the Stockholder Agreements. The Parent issued a press release announcing the execution of the Merger Agreement on the evening of January 12, 2009.

Reasons for the Recommendation of the Company Board

In evaluating the Offer, the Merger and the Merger Agreement, the Company Board consulted with the Company’s management, legal counsel and financial advisor and, in reaching its recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company Board considered a number of factors, including the following:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company, and the Company’s short-term and long-term capital needs. The Company Board further considered the Company’s current financial plan taking into account the risks associated with achieving and executing upon the Company’s business plan in light of the Company’s current distressed financial condition. The Company Board also considered the analysis presented by representatives of Leerink Swann that the dilutive effect on the existing holders of Shares of a financing, if achievable at all, would be less favorable to such holders than the Offer and the Merger. The Company Board considered that the Company’s management estimated that the Company would exhaust its cash resources in the third calendar quarter of 2009, and that the Company’s deteriorating financial situation could make it likely that the Company’s lenders would attempt to claim that an event of default had occurred under the Company’s loan agreement, which would significantly shorten the period during which the Company would exhaust its existing cash resources. These risks and uncertainties included risks relating to the

Company’s ability, in light of the December 8 FDA Letter, to successfully retain key commercialization and development personnel and to develop its current product candidates, potential difficulties or delays in its clinical trials, the Company’s ability to obtain regulatory approval in Europe and the United States for its product candidates, and the likely difficulty of raising sufficient financial resources to finance its research and development activities, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•	Strategic Alternatives. The Company Board considered trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including remaining an independent public company, strategic partnerships, acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives. The Company Board also considered that Leerink Swann’s contacts with potential strategic partners had identified only six parties that were interested in meeting with the Company and the representatives from Leerink Swann believed a transaction with any of the six interested parties was uncertain, that the interested parties may not be capable of acquiring the Company in the timeframe required by the Company’s distressed financial situation and that it likely would take significant time to develop any interest into a bona fide offer. The Company Board further considered the fact that entering into any negotiations with a third party would not necessarily lead to an equivalent or better offer and would be subject to significant due diligence and negotiation that would take time and would likely lead to the loss of the potential offer from the Parent. The Company Board also considered the likelihood that during any such delay the Company would risk the loss of key commercialization and development personnel with resulting deterioration in the Company’s ability to attract satisfactory terms from another potential merger partner or to operate independently.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered both (1) the non-contingent portion of the per Share consideration of $2.00, which represents a 96% premium over $1.02, the closing price of the Shares on January 9, 2009, the last trading day before the Offer and the Merger were approved, and a 247% premium over the average trading price of the Shares for the one-month period prior to announcement. In light of the Company’s activities to date (including, without limitation, overtures made to and from third parties in advance of the execution of the Merger Agreement), the Company Board believed that the Offer Price and Merger Consideration to be paid in the Offer and the Merger likely represented the best per Share price reasonably obtainable for the Company’s stockholders.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that permit the Company, subject to the terms and conditions of the Merger Agreement, under certain circumstances, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

•	Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement, including the termination fee of $5.485 million that could become payable in certain circumstances, and believed that the fee as proposed by the Parent was a necessary component of the Parent’s overall proposal.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the nature of the conditions in the Merger Agreement to the obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer and to complete the Merger, including that the consummation of the Offer and the Merger was not contingent on the Parent and Purchaser’s ability to secure any third party financing.

•	Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of the cash consideration paid at the closing compared to stock or other consideration. The Company Board also considered that the consummation of the Offer and the Merger would give the stockholders the opportunity to realize a significant premium over the prices at which the Shares were traded prior to the public announcement of the transactions contemplated by the Merger Agreement, and the contingent cash portion also provided a significant opportunity to share in the upside potential of the business at the value of the contingent payments. The Company Board considered the Parent’s ability to execute on the potential of the Company’s drug candidate to enable the holders of Shares to realize the contingent cash portion. The Company Board determined that the Parent’s track record of successfully bringing a drug to market, its anticipated ability to fund the costs of development and the composition of its management team provide a platform for successful drug development that increases the likelihood that the Parent will achieve the drug development milestones required for holders of Shares to participate in the upside potential of oritavancin.

•	Timing of Completion. The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the non-contingent transaction consideration in a relatively short timeframe, followed by the Merger in which non-tendering stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption. The Company Board also considered the importance of this relatively short timeframe in light of the Company’s distressed financial situation and the potential for the Company to deteriorate in value through the loss of key commercialization and development and other employees.

•	Effect of Transaction Structure on Minority Stockholders; Appraisal Rights. The Company Board considered that all stockholders would receive the same consideration in the Offer and the Merger. The Company Board considered that stockholders who object to the Merger would be entitled to obtain “fair value” for their Shares if they exercise and perfect their appraisal rights under Delaware law.

•	Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of Leerink Swann, dated as of January 11, 2009 and reissued on January 12, 2009, that, as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the consideration to be paid to the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of Leerink Swann, which sets forth, among other things, the assumptions made, procedures followed, matters considered, limitations and qualifications on the review undertaken in connection with its opinion, is included as Annex II. Leerink Swann provided its opinion for the information and assistance of the Company Board in connection with and for the purposes of the Company’s evaluation of the transactions contemplated by the Merger Agreement. Leerink Swann’s written opinion addresses only the consideration to be paid in the acquisition, which was determined in negotiations between the Company and the Parent, and does not address any other matter. The Leerink Swann opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares in the Offer or how such stockholder should vote with respect to any matter, including adoption of the Merger Agreement, if such vote is required. The Leerink Swann opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer and the Merger.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	Restrictions; Termination Fee. The Company Board considered the restrictions that the Merger Agreement imposes on actively soliciting competing transaction proposals, and the requirement under the Merger Agreement that the Company would be obligated to pay a termination fee of $5.485 million under certain circumstances (subject to being offset by any expense reimbursement payments) or reimburse the Parent for actual expenses incurred by the Parent of up to $2.5 million, the ability of the Parent in certain circumstances to match competing proposals and the potential effect of such termination fee and/or matching right in deterring other potential acquirers from proposing alternative transactions.

•	Failure to Close. The Company Board considered that the Parent’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of business partners, collaboration partners and commercialization and development and other employees and that the trading price of the Shares could be adversely affected. The Company Board considered that, in that event, it could be unlikely that another party would be interested in acquiring the Company. The Company Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs attempting to consummate the transaction.

•	Public Announcement of the Offer and Merger. The Company Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel through the closing of the Merger. The Company Board also considered the effect of these potential outcomes of the public announcement on the Parent and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect the Parent’s willingness to consummate the transactions contemplated by the Merger Agreement.

•	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to limited specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of the Parent. The Company Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Cash Consideration. The Company Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the contingent cash consideration to be paid in the Offer and the Merger will limit the ability of the Company stockholders to participate in any value creation that the Company generates going forward to the amount of these contingent payments. The Company Board considered that achievement of the milestones necessary for payment to the Company stockholders of the contingent cash payments is not assured and will be subject to risks related to execution by the Parent. The Company Board considered that the Parent’s patent on its main drug product is scheduled to expire in 2010, and while the Parent has a proven track record of bringing a drug to market, the Parent does not have the financial resources of a large pharmaceutical company.

•	Financial Resources of the Parent. The Company Board considered that the Parent presently has available sufficient cash financial resources to satisfy its obligations to cause the Purchaser to purchase and pay for Shares pursuant to the Offer and to pay the non-contingent cash portion of the Merger Consideration and the fact that the Offer is not subject to a financing condition. In addition, the Company Board considered the anticipated ability of the Parent to pay the contingent cash payments after the closing of the Merger.

•	Solicitation Process. The Company Board considered the fact that the solicitation process conducted by the Company was conducted in a compressed period of time due to the Company’s distressed situation and the fact that relatively limited interest had been generated from the Company’s efforts to contact companies which were thought to be the most likely to be interested in such a transaction. The Company Board considered that no other potential bidder had completed the level of diligence conducted by the Parent to be in a position to close on a transaction as quickly as may be required by the Company’s financial condition.

•	Tax Treatment. The Company Board considered the fact that the transaction would generally be a taxable transaction to the Company’s stockholders for U.S. federal income tax purposes, and that the tax consequences to stockholders would depend on the tax treatment of the Contingent Payment Rights and payments on the Contingent Payment Rights, with respect to which there is substantial uncertainty.

•	Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Merger Agreement, including the fact that Mr. Crouse serves on the board of directors of both the Company and the Parent and the potential severance payments to certain of the Company’s executive officers.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and provide to stockholders the highest value reasonably obtainable.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

(b)  Opinion of the Company’s Financial Advisor

The Company engaged Leerink Swann to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be paid in connection with a possible merger, sale or other business combination involving the Company. At a meeting of the Board of Directors on January 11, 2009, Leerink Swann delivered its oral opinion, which opinion was subsequently confirmed in writing on January 11, 2009 and January 12, 2009, to the effect that, based upon and subject to the various assumptions and limitations set forth in the written opinion, the consideration to be received by the holders of the Shares in the proposed Offer and Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Swann, originally issued on January 11, 2009 and reissued on January 12, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Leerink Swann, is attached hereto as Annex II and is incorporated by reference. We urge you to read this opinion carefully and in its entirety. The summary of the written opinion of Leerink Swann set forth herein is qualified in its entirety by reference to the full text of such opinion. Leerink Swann’s analyses and opinion were prepared for and addressed to the Company Board and are directed only to the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger, and do not constitute an opinion as to the merits of the Offer and the Merger or a recommendation to any stockholder as to how to act with respect to the Offer and the Merger. The consideration to be received in the Offer and the Merger was determined through negotiations between the Company and the Parent and not pursuant to recommendations of Leerink Swann.

In arriving at its opinion, Leerink Swann reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a close to final draft of the definitive Merger Agreement dated January 10, 2009, together with the schedules and exhibits thereto (including the other documents relating to the Offer and the Merger, including the Contingent Payment Rights Agreement);

•	certain internal financial and other business information of the Company furnished to Leerink Swann by the Company’s management, including the Projections and Probability Projections (in each case as described below);

•	discussions that Leerink Swann had with certain members of the Company’s management concerning the Company’s business, operations, financial condition and prospects;

•	certain periodic reports and other publicly available information regarding the Company and the Parent;

•	the historical prices, trading multiples and trading volumes of the Shares;

•	a comparison of certain publicly available financial data of companies whose securities are traded in the public markets and that Leerink Swann deemed relevant to similar data for the Company;

•	a comparison of the financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of certain other transactions that Leerink Swann deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Leerink Swann deemed relevant for the purposes of its opinion.

In conducting its review and analysis and in arriving at its opinion, Leerink Swann has, with the Company’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Leerink Swann (including information furnished orally or otherwise discussed with Leerink Swann) by the Company’s management and the Parent, or publicly available. Projections furnished to Leerink Swann were prepared subsequent to the Company’s receipt of the December 8 FDA Letter with respect to oritavancin. As a result, such projections, which are set forth below, differ from the October 24, 2008 financial information provided to the Parent’s management, which are described in Section 8 of the Offer to Purchase in that the projections furnished to Leerink Swann by the Company’s management reflect changes in the anticipated timing of FDA approval of oritavancin, the market size and anticipated date of regulatory approval for certain indications and the anticipated costs of the additional clinical study (including additional operating costs for the Company) provided for in the December 8 FDA Letter.

In particular, the Company’s management supplied Leerink Swann with the following projections of income statement and selected cash flow statement data for future periods (the “Projections”) assuming, among other things:

•	the initial commercial launch of oritavancin in the United States would occur in 2011 for treatment of cSSSI and commercial launches for specific additional indications would occur over the following five years;

•	oritavancin would be approved in all proposed indications following clinical development for such indications without delay (i.e., not taking into account the inherent uncertainty of drug development);

•	non-probability adjusted revenue would be received from yet-to-be identified partners from out-licensing of oritavancin in certain geographies;

•	the Company’s infrastructure would be consistent with existing companies with competitive antibiotic products;

•	royalty and other obligations would be paid as specified in existing contracts;

•	the Company would complete a $75 million equity financing at a price of $0.75 per share in the first half of 2009 (the “Assumed Equity Financing”);

•	the Company would pay taxes at a tax rate consistent with industry standards and make full use of its current tax net operating loss carryforwards; and

•	numerous other assumptions made by the Company’s management, with respect to general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control.

	Fiscal Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	(In millions)

Revenue	$50.2	$18.7	$17.9	$146.2	$211.4	$331.7	$579.3	$982.6	$1,414.9	$1,853.1	$1,945.7	$2,043.0	$1,043.9	$547.0	$298.5
Pre-Tax Operating Income	$(3.4)	$(45.0)	$(75.1)	$(13.9)	$37.2	$96.7	$191.7	$314.3	$434.8	$557.4	$576.5	$607.2	$262.3	$89.4	$1.4
Free Cash Flow	$(2.4)	$(43.8)	$(74.4)	$(13.4)	$38.0	$98.3	$148.0	$224.3	$311.4	$400.9	$403.6	$425.1	$183.6	$62.6	$0.9

Company management also provided Leerink Swann with its assumptions for the probabilities and timing of oritavancin advancing to successive stages of clinical development in each indication and ultimately achieving commercialization in each indication. Leerink Swann derived the following probability-weighted projections of income statement and selected cash flow statement data for future periods (the “Probability Projections”) by adjusting the Projections for the assumptions of such probabilities and timing that were provided to the Company’s management.

	Fiscal Year Ending December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	(In millions)

Revenue	$37.7	$15.9	$14.6	$118.3	$169.1	$233.2	$311.6	$411.3	$519.0	$624.5	$655.7	$688.5	$362.3	$201.4	$120.9
Pre-Tax Operating Income	$(14.9)	$(43.0)	$(50.7)	$1.7	$41.9	$62.5	$82.0	$84.5	$84.0	$83.0	$85.0	$90.8	$12.4	$(27.1)	$(48.2)
Free Cash Flow	$(14.9)	$(43.0)	$(58.3)	$1.7	$41.9	$62.5	$65.6	$59.2	$58.8	$58.1	$59.5	$63.5	$8.7	$(27.1)	$(48.2)

Leerink Swann did not undertake any responsibility for independently verifying, and did not independently verify, the accuracy, completeness or reasonableness of any such information. Leerink Swann further relied upon the assurances of the Company’s management that they were not aware of any facts that would make such information inaccurate or misleading in any respect. With respect to the Company’s Projections and Probability Projections that were provided to and were reviewed by Leerink Swann, Leerink Swann was advised, and assumed, with the Company’s consent, that such projections were reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the Company’s management as to the Company’s future financial condition and performance. Leerink Swann expressed no opinion with respect to such projections or estimates or the assumptions upon which they are based.

Leerink Swann did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Company or the Parent, nor was Leerink Swann furnished with such materials. Leerink Swann’s services provided to the Company in connection with the Offer and the Merger included rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in the Offer and the Merger, and its opinion does not address any other term, aspect or implication of the Offer and the Merger or any other agreement or arrangement entered into in connection with the Offer and the Merger. Leerink Swann’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated on the date thereof. It should be understood that although subsequent developments may affect its opinion, Leerink Swann does not have any obligation to update, revise or reaffirm the opinion and Leerink Swann expressly disclaims any responsibility to do so.

In rendering its opinion, Leerink Swann assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement and other transaction documents were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and other transaction documents and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. Leerink Swann also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement and other transaction documents and necessary to consummate the Offer and the Merger would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Offer and the Merger.

Leerink Swann’s opinion does not constitute a recommendation to any holder of the Shares as to whether to tender shares in the Offer or how to vote on the Merger Agreement. Leerink Swann’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger. Leerink Swann expresses no opinion as to the underlying business reasons that may support the decision of the Company’s Board of Directors to approve, or the Company’s decision to consummate, the Offer and the

Merger or the relative merits of the Offer and the Merger as compared to other business strategies or potential transactions that might be available to the Company.

The following is a summary of the principal financial analyses performed by Leerink Swann to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Leerink Swann’s financial analyses.

Historical Stock Trading Analysis

Leerink Swann reviewed the historical trading prices and volumes for the Shares for the 52-week period ended January 9, 2009. Leerink Swann analyzed the consideration to be received by holders of the Shares pursuant to the Offer and the Merger, with respect to the (i) $2.00 per Share upfront cash consideration, (ii) net present value of the consideration calculated, as adjusted, based upon guidance from the Company’s management with respect to the timing and probability of achieving the regulatory and commercial milestones that, if achieved, would result in payments under the Contingent Payment Rights, and discounted annually at 15% from the projected achievement date of each such regulatory and commercial milestone, (iii) net present value of the consideration with the maximum payout without probability adjustments assuming all regulatory and commercial milestones have been achieved, discounted annually at 15% from the projected achievement date of each milestone and (iv) nominal value of the consideration with the maximum payout without probability adjustments and without any discount to present value, in each case as premium to: the per share price of the Shares on each of January 9, 2009, January 2, 2009, and December 11, 2008, as well as the three-month average per share price, the six-month average per share price and the 52-week high price of the Shares.

The results of these analyses are summarized as follows:

				Total Nominal
				Merger
			NPV of Merger	Consideration
			Consideration	(Maximum Payout
		NPV of Merger	(Maximum	— Not Probability
		Consideration	Payout	Adjusted or
	Upfront	(Probability-	— Not Probability	Net Present
	Consideration	Adjusted)	Adjusted)	Valued)

Equity Value per Share	$2.00	$3.88	$4.73	$6.55
% Premium to January 9, 2009 ($1.02)	96%	280%	364%	542%
% Premium to January 2, 2009 ($0.61)	228%	536%	676%	974%
% Premium to December 11, 2008 ($1.09)	84%	256%	334%	501%
% Premium to 3-Month Average ($3.23)	(38)%	20%	47%	103%
% Premium to 6-Month Average ($4.86)	(59)%	(20)%	(3)%	35%
% Premium to 52-Week High ($10.00)	(80)%	(61)%	(53)%	(35)%

Analysis of Selected Publicly Traded Companies

To provide contextual data and comparative market information, Leerink Swann compared the market capitalization on a fully diluted basis (referred to as the equity value), the cash and debt balances and the product pipeline of the Company to the corresponding equity values, cash and debt balances and product pipelines of certain other companies (the “Selected Companies”) whose securities are publicly traded and which Leerink Swann believes have operating, market valuation and trading characteristics similar to those of the Company. These companies were:

•	Achillion Pharmaceuticals Inc.

•	Altus Pharmaceuticals Inc.

•	Antigenics Inc.

•	Curis Inc.

•	Hana Biosciences Inc.

•	Keryx Biopharmaceuticals Inc.

•	Metabasis Therapeutics Inc.

•	Oncolytics Biotech Inc.

•	Penwest Pharmaceuticals Co.

•	Sunesis Pharmaceuticals Inc.

•	TorreyPines Therapeutics Inc.

•	ZIOPHARM Oncology Inc.

Leerink Swann selected these companies because they engage in businesses and are in a stage of development similar to the Company’s. Similar to the Company, the Selected Companies include life sciences companies with a lead product in Phase 2 or later and less than one year of cash as of the latest public filing.

The following table presents the Company’s per share equity value as implied by a selected range of equity values determined by Leerink Swann based on an analysis of the equity values of the Selected Companies, divided by the Company’s fully diluted shares of common stock. The information in the table is based on the closing stock prices of the Selected Companies on January 9, 2009.

Reference Range
Derived From	Implied Per	Per Share
Selected Companies	Share Equity Value of the Company	Offer and Merger Equity Value
NPV of Merger
Equity	Equity	Upfront	Consideration
Value (mms)	Value Basis	Consideration	(Probability-Adjusted)

$15.0 — $30.0	$0.71 — $1.43	$2.00	$3.88

Although the Selected Companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, the reference range is not the range of the equity values of the Selected Companies. The reference range is based on an analysis of such equity values that is not purely mathematical, but instead involves complex judgments and considerations concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the Company’s publicly traded value or the publicly traded value of the Selected Companies.

Discounted Stock Price Analysis

Leerink Swann estimated a range of values for the Company based upon the discounted present value of the Company’s projected stock price in 2013. This analysis was based upon the Probability Projections on a fully taxed and fully diluted basis, including that the Company would complete the Assumed Equity Financing and issue $25 million of debt securities bearing 15% interest annually, each of which Company management estimated was required in order to achieve its projections. In performing this analysis, Leerink Swann utilized discount rates of 12.5% to 17.5% and price to earnings multiples of 15.0x to 25.0x in 2014, referred to as One Year Forward P/E Multiple, and 12.5x to 17.5x in 2015, referred to as Two Year Forward P/E Multiple. These multiples were derived based on public filings and other publicly available information from the following ten selected publicly traded high-growth, profitable biopharmaceutical companies:

•	Alexion Pharmaceuticals Inc.

•	Biomarin Pharmaceuticals Inc.

•	Cephalon Inc.

•	Cubist Pharmaceuticals Inc.

•	Genentech Inc.

•	Genzyme Corp.

•	Gilead Sciences Inc.

•	Onyx Pharmaceuticals Inc.

•	Oncothyreon Inc.

•	United Therapeutics Corp.

		Per Share
		Offer and Merger Equity Value
			NPV of Merger
	Implied Per	Upfront	Consideration
	Share Equity Value	Consideration	(Probability-Adjusted)

Based on One Year Forward P/E Multiple	$2.28 — $4.72	$2.00	$3.88
Based on Two Year Forward P/E Multiple	$2.00 — $3.47	$2.00	$3.88

Selected Recent Small Capitalization Biopharma Transaction Premiums

Leerink Swann reviewed the premium of the Offer Price over the trading prices one trading day prior to the announcement date of transactions in the life sciences industry announced since January 1, 2008, in which the target was a publicly-traded company at the time of announcement and the transaction value was under $1 billion. Leerink Swann then applied the premiums of these 16 selected transactions to the Company’s stock prices one trading day prior to announcement of the transaction and the one-month average price ending on January 9, 2009.

Announcement Date	Acquiror	Target

• 1/5/2009	• Endo Pharmaceuticals Holdings Incorporated	• Indevus Pharmaceuticals Incorporated
• 11/25/2008	• Roche Holding AG	• Memory Pharmaceuticals Corporation
• 10/29/2008	• GlaxoSmithKline Plc	• Genelabs Technologies Incorporated
• 9/24/2008	• Ligand Pharmaceuticals Incorporated	• Pharmacopeia Incorporated
• 7/9/2008	• Novartis AG	• Speedel Holding AG
• 7/8/2008	• Eli Lilly and Company	• SGX Pharmaceuticals Incorporated
• 7/3/2008	• Shire Plc	• Jerini AG
• 6/23/2008	• Stiefel Laboratories Incorporated	• Barrier Therapeutics Incorporated
• 6/4/2008	• Ipsen SA	• Tercica Incorporated
• 5/29/2008	• Bristol-Myers Squibb Corporation	• Kosan Biosciences Incorporated
• 5/12/2008	• Intercell AG	• Iomai Corporation
• 4/22/2008	• GlaxoSmithKline Plc	• Sirtris Pharmaceutical Incorporated
• 4/10/2008	• Paion AG	• Cenes Pharmaceuticals Plc
• 3/11/2008	• EUSA Pharma Incorporated	• Cytogen Corporation
• 2/26/2008	• Galderma SA	• CollaGenex Pharmaceuticals Incorporated
• 2/20/2008	• Pfizer Incorporated	• Encysive Pharmaceuticals Incorporated

		Per Share
		Offer and Merger Equity Value
			NPV of Merger
	Implied Per	Upfront	Consideration
	Share Equity Value	Consideration	(Probability-Adjusted)

Based on One Day Premium and Prior Day Stock Price ($1.02)	$1.94 — $2.45	$2.00	$3.88
Based on One Month Average Stock Price ($0.81)	$1.54 — $1.94	$2.00	$3.88

Discounted Cash Flow Analysis

Leerink Swann performed a discounted cash flow analysis using the Probability Projections on a fully taxed and fully diluted basis relating to the Company prepared by the Company’s management, which reflected, among other things, the utilization of net operating losses to offset future tax payments. Leerink Swann calculated a range of implied present values on a per Share basis (as of December 31, 2008) of the after-tax free cash flows of the Probability Projections. These implied present values were calculated using discount rates ranging from 12.5% to 17.5% and did not reflect the anticipated dilution of the Assumed Equity Financing. Leerink Swann also performed a discounted cash flow analysis of the Company that reflected the anticipated dilution of the Assumed Equity Financing.

		Per Share
		Offer and Merger Equity Value
			NPV of Merger
	Implied Per	Upfront	Consideration
	Share Equity Value	Consideration	(Probability-Adjusted)

Probability Projections for Free Cash Flow through 2023 Discounted Back to December 31, 2008 (Using Discount Rates of 12.5% to 17.5)%	$2.42 — $4.21	$2.00	$3.88
Probability Projections for Free Cash Flow through 2023 Discounted Back to December 31, 2008 (Assuming an Equity Financing and Using Discount Rates of 12.5% to 17.5)%	$0.87 — $1.22	$2.00	$3.88

Miscellaneous

The summary set forth above does not purport to be a complete description of all the analyses performed by Leerink Swann. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Leerink Swann did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Leerink Swann believes, and has advised the Company’s Board of Directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Leerink Swann made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the Company’s control. These analyses performed by Leerink Swann are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. Leerink Swann does not assume responsibility if future results are materially different from those projected. The analyses supplied by Leerink Swann and its opinion were among several factors taken into consideration by the Company’s Board of Directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

In the two years prior to the date of its opinion, Leerink Swann and its affiliates have provided financial advisory services to the Company and the Parent unrelated to the Offer and the Merger, for which Leerink Swann and its affiliates received compensation of approximately $600,000 and $89,000, respectively, including having acted as a co-managing underwriter in connection with the Company’s initial public offering, and having acted as financial advisor providing certain other financial and consulting services to the Parent. Leerink Swann may also seek to provide such services to the Parent in the future and would receive fees for the rendering of such services. In the ordinary course of Leerink Swann’s trading and brokerage activities, Leerink Swann and its affiliates have in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of the Company, the Parent or their respective affiliates.

The Company’s Board of Directors selected Leerink Swann as its financial advisor in connection with the Merger Agreement because Leerink Swann is a nationally recognized investment banking firm with substantial experience in similar transactions and because of Leerink Swann’s familiarity with the Company and its business. The issuance of Leerink Swann’s opinion was approved by Leerink Swann’s fairness opinion review committee.

Under the terms of its engagement letter, Leerink Swann provided the Company with financial advisory services and a fairness opinion in connection with the Offer and the Merger, and the Company agreed to pay Leerink Swann a fee which is contingent, in part, upon completion of the Offer and the Merger. The Company also agreed to reimburse Leerink Swann for its expenses incurred in performing its services. In addition, the Company agreed to indemnify Leerink Swann and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Leerink Swann or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Leerink Swann’s engagement. The terms of the fee arrangement with Leerink Swann were negotiated at arm’s length between the Company and Leerink Swann, and the Company’s Board of Directors was aware of the arrangement. Leerink Swann will receive an estimated fee of approximately $1,500,000 from the Company, which is contingent upon consummation of the Offer and the Merger. Leerink Swann is also entitled to additional fees of up to $625,000 if holders of the Shares receive additional consideration based on oritavancin achieving certain regulatory and commercial milestones. Leerink Swann also received a fee of $750,000 from the Company for providing its opinion. The opinion fee was not contingent upon the consummation of the Offer and the Merger and is creditable in full against the Offer and Merger fee.

(c)	Intent to Tender.

Each Executive Officer, director and those subject to a Stockholder Agreement has advised the Company that he, she or it presently intends to tender in the Offer all Shares that he, she or it owns of record or beneficially, other than any Shares that if tendered would cause him, her or it to incur liability under the short-swing profits recovery provisions of the Exchange Act. See also the description of the Stockholder Agreements in Item 3(b) “Arrangements with the Purchaser and the Parent”, a form of which has been filed herewith as Exhibit (e)(3). The foregoing does not include any Shares over which, or with respect to which, any such Executive Officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated December 24, 2008, the Company engaged Leerink Swann to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of the engagement letter, the Company has agreed to pay Leerink Swann a transaction fee, which is contingent on completion of the Offer and the Merger, and a fairness opinion fee, each as described above under “Opinion of the Company’s Financial Advisor”. The Company also has agreed to reimburse Leerink Swann for reasonable expenses incurred, including the reasonable fees and expenses of its legal counsel, if any, and any other advisor retained by Leerink Swann in connection with Leerink Swann’s engagement up to a maximum of $35,000 if the closing of the Merger occurs on or before March 31, 2009 and a maximum of $75,000 if the closing of the Merger occurs after March 31, 2009. In addition, the Company has agreed to indemnify Leerink Swann for certain liabilities arising out of its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, Executive Officers or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company; and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest as the Delaware court may determine for Shares held by such holder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO

ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(b)	Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement and the Stockholder Agreements, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(c)	Regulatory Approvals.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the Purchaser’s or the Parent’s acquisition or ownership of the Shares.

(d)	Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Minimum Condition required to be met under the Merger Agreement has been satisfied (as described in the Offer to Purchase), after the purchase of the Shares by the Purchaser pursuant to the Offer, the Purchaser (together with the Parent and its wholly-owned subsidiaries) will own a number of Shares representing a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company. The Company has granted an option to the Purchaser, under certain circumstances, to purchase Shares if, after the exercise of the option, the Purchaser would hold enough shares to effect a short form merger pursuant to Section 253. See the description of the option in paragraph (e) below.

(e)	Top-Up Option.

The Company has irrevocably granted to the Purchaser an option (the “top-up option”), exercisable in the Purchaser’s discretion, but only after the acceptance by the Purchaser of, and payment for, Shares tendered in the Offer, to purchase (for cash or a note payable) that number (but not less than that number) of Shares as is equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by the Parent or the Purchaser at the time of such exercise, will constitute one share more than 90% of the total Shares then outstanding on a fully diluted basis (assuming the issuance of the Shares purchased under the top-up option). The price per Share payable under the top-up option would be equal to the Offer Price. In no event will the top-up option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued Shares (including as authorized and unissued Shares any Shares held in the treasury of the Company, but excluding Shares reserved for issuance upon exercise of outstanding Company Stock Options and Company Warrants). The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f)	Section 14(f) Information Statement.

The Merger Agreement provides that, promptly after the Purchaser accepts for payment any Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors to the Company Board (the “Purchaser Designees”), rounded up to the nearest whole number, as will give the Purchaser representation on the Company Board equal to the product of the total number of members of the Company Board multiplied by the percentage that the number of Shares beneficially owned by the Parent or the Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding; provided that in no event will the Purchaser Designees constitute less than a majority of the Company Board. The Company will, on the request of the Purchaser, use its best efforts promptly either to increase the size of the Company Board or to secure the resignations of such number of the Company’s incumbent directors, or both, as is necessary to enable the Purchaser Designees to be so elected or appointed to the Company Board and the Company will take all actions available to the Company to cause the Purchaser Designees to be so elected or appointed. The Company will, if requested by the Purchaser, also take all action necessary to cause persons designated by the Purchaser to constitute at least the same percentage as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company has attached an Information Statement to this Schedule 14D-9 as Annex I. The Information Statement is furnished in connection with the possible election of persons designated by the Parent, pursuant to the Merger Agreement, to a majority of the seats on the Company’s Board of Directors, other than at a meeting of the Company’s stockholders.

(g)	Recent Developments.

On January 21, 2009, a lawsuit was filed in the Superior Court for Suffolk County, Massachusetts against the Company, each member of the Company Board, including its President and Chief Executive Officer, the Parent and the Purchaser. The action is brought by Martin Albright and Vito Caruso, who claim to be stockholders of the Company, on their own behalf, and seeks certification as a class action on behalf of all of the Company’s stockholders, except the defendants and their affiliates. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to the Company’s stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger have been consummated prior to the court’s entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses. The Company and the Company Board believe the allegations in the complaint are without merit.

The foregoing summary and the information are qualified in their entirety by reference to the complaint, a copy of which has been filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(1)(B)	Form of Contingent Payment Rights Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 14, 2009).
(a)(2)	Offer to Purchase, dated January 27, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Parent and the Purchaser filed with the SEC on January 27, 2009).
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of the Parent and the Purchaser filed with the SEC on January 27, 2009).
(a)(4)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of the Parent and the Purchaser filed with the SEC on January 27, 2009).
(a)(5)	Form of Letter from Georgeson Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of the Parent and the Purchaser filed with the SEC on January 27, 2009).
(a)(6)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of the Parent and the Purchaser filed with the SEC on January 27, 2009).
(a)(7)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of the Parent and the Purchaser filed with the SEC on January 27, 2009).
(a)(8)	Opinion of Leerink Swann LLC, dated January 12, 2009 (included as Annex II to this Schedule 14D-9).
(a)(9)	Form of Summary Advertisement published in the New York Times on January 27, 2009 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO of the Parent and the Purchaser filed with the SEC on January 27, 2009).
(a)(10)	Press release issued by the Parent dated January 12, 2009 (incorporated by reference to the Company’s 14D-9C filed with the SEC on January 13, 2009).
(a)(11)	Transcript of a conference call dated January 13, 2009 (incorporated by reference to the Company’s 14D-9C filed with the SEC on January 15, 2009).
(a)(12)	Notice to Holders of Stock Options, dated January 26, 2009 (incorporated by reference to the Company’s 14D-9C filed with the SEC on January 27, 2009).
(e)(1)	Agreement and Plan of Merger, dated January 12, 2009, by and among The Medicines Company, Boxford Subsidiary Corporation and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 14, 2009).
(e)(2)	Mutual Confidential Disclosure Agreement, dated as of October 6, 2008, by and between the Company and The Medicines Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO of the Parent and the Purchaser filed with the SEC on January 27, 2009).
(e)(3)	Form of Stockholder Agreement, dated January 12, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 14, 2009).
(e)(4)	Employment Agreement dated as of September 12, 2006 by and between the Company and Mark W. Leuchtenberger, as amended (incorporated by reference to Exhibit 10.3 to the Amendment No. 5 to Form S-1 of the Company filed with the SEC on October 5, 2007).
(e)(5)	Employment Agreement dated as of September 25, 2006 by and between the Company and George A. Eldridge, as amended (incorporated by reference to Exhibit 10.4 to the Amendment No. 5 to Form S-1 of the Company filed with the SEC on October 5, 2007).

Exhibit No.	Description

(e)(6)	Employment Agreement dated as of May 9, 2007 by and between the Company and Thomas R. Parr, Ph.D., as amended (incorporated by reference to Exhibit 10.6 to the Amendment No. 5 to Form S-1 of the Company filed with the SEC on October 5, 2007).
(e)(7)	Employment Agreement dated as of February 7, 2008 by and between the Company and Mona L. Haynes (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2008).
(e)(8)	Employment Agreement dated as of August 10, 2006 by and between the Company and Roger D. Miller (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2008).
(e)(9)	Complaint filed on January 21, 2009 in the Superior Court for Suffolk County, Massachusetts.
Annex I:	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder
Annex II:	Opinion of Leerink Swann LLC, dated January 12, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TARGANTA THERAPEUTICS CORPORATION

By:	/s/ Mark W. Leuchtenberger
Mark W. Leuchtenberger
President and Chief Executive Officer

Dated: January 27, 2009

Annex I

TARGANTA THERAPEUTICS CORPORATION
222 Third St., Suite 2300
CAMBRIDGE, MASSACHUSETTS 02142

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about January 27, 2009, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Targanta Therapeutics Corporation, a Delaware corporation (“Targanta” or the “Company”), with respect to the tender offer by Boxford Subsidiary Corporation (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of The Medicines Company, a Delaware corporation (the “Parent”), to the holders of record of all outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Targanta. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to a majority of the seats on the board of directors of the Company (the “Company Board” or the “Board of Directors”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of January 12, 2009 (the “Merger Agreement”), by and among the Parent, the Purchaser and the Company.

Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer (the “Offer”) on January 27, 2009 to purchase all outstanding Shares for consideration (the “Offer Price”) of (1) $2.00 per Share, net to the seller in cash (such amount or any greater amount per Share paid at closing pursuant to the Offer, the “Closing Consideration”), plus (2) the contractual right to receive up to an additional $4.55 per Share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods (the rights to such amount or to any greater contingent cash payments that are offered pursuant to the Offer, the “Contingent Payment Rights”). The Closing Consideration and Contingent Payment Rights will be subject to any withholding of taxes, and no interest will be paid thereon. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on February 24, 2009, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Targanta stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Purchaser and the Parent with the Securities and Exchange Commission (the “SEC”) on January 27, 2009.

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, promptly after the Purchaser accepts for payment any Shares tendered in the Offer, the Purchaser will be entitled to designate such number of directors to the Board of Directors (the “Purchaser Designees”), rounded up to the nearest whole number, as will give the Purchaser representation on the Board of Directors equal to the product of the total number of members of the Board of Directors multiplied by the percentage that the number of Shares beneficially owned by the Parent or the Purchaser at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding; provided that in no event shall the Purchaser Designees constitute less than a majority of the Board of Directors. The Company shall, on the request of the Purchaser, use its best efforts promptly either to increase the size of the Board of Directors or to secure the resignations of such number of the Company’s incumbent directors, or both, as is necessary to enable the Purchaser Designees to be so elected or appointed to the Board of Directors and the Company shall take all actions available to the Company to cause the Purchaser Designees to be so elected or appointed. The Company shall, if requested by the Purchaser, also take all action necessary to cause persons designated by the Purchaser to constitute at least the same percentage as is on the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. The foregoing summary is qualified in its entirety

Annex I-1

by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Purchaser’s designees to the Board of Directors.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning the Parent, the Purchaser and the Purchaser’s designees has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

The Parent has informed the Company that the Purchaser will choose its designees for the Company Board from the list of persons set forth below. In the event that additional designees of the Purchaser are required in order to constitute a majority of the Company Board, such additional designees will be selected by the Purchaser from among the executive officer and directors of Parent listed in Schedule I of the Offer to Purchase which is incorporated herein by reference. The following table, prepared from information furnished to the Company by the Parent, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, brief biographies (including present principal occupation or employment and material occupations, positions, offices or employment for the past five years). The Parent has informed the Company that each individual has consented to act as a director of the Company if so appointed or elected. Unless otherwise indicated below, the business address of each such person is c/o The Medicines Company, 8 Sylvan Way, Parsippany, NJ 07054.

The Parent has informed the Company that none of the individuals listed below has been convicted in a criminal proceeding during the last five years, has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Age	Principal Occupation or Employment

Clive Meanwell	51	Clive Meanwell has been a director of the Parent since 1996. He has served as the Parent’s Chief Executive Officer since August 2004, and he served as the Parent’s President from August 2004 to December 2004, as the Parent’s Executive Chairman from September 2001 to August 2004 and as the Parent’s Chief Executive Officer and President from 1996 to September 2001. From 1995 to 1996, Dr. Meanwell was a Partner and Managing Director at MPM Capital, L.P., a venture capital firm. From 1986 to 1995, Dr. Meanwell held various positions at Hoffmann-La Roche, Inc., a pharmaceutical company, including Senior Vice President from 1992 to 1995, Vice President from 1991 to 1992 and Director of Product Development from 1986 to 1991. Dr. Meanwell also serves as a director of Endo Pharmaceuticals Holdings Inc. Dr. Meanwell received an M.D. and a Ph.D. from the University of Birmingham, United Kingdom.

Annex I-2

Name	Age	Principal Occupation or Employment

John P. Kelley	55	John P. Kelley has been the Parent’s President and Chief Operating Officer since December 2004 and a director since February 2005. Prior to joining the Parent, Mr. Kelley held a series of positions at Aventis, an international pharmaceutical company. From September 2003 until September 2004, Mr. Kelley served as Senior Vice President, Global Marketing and Medical at Aventis, where he was accountable for worldwide brand management of Aventis’ core strategic brands and managed strategic alliances with partner companies. From September 2002 to September 2003, he served as Senior Vice President, Strategic Risk Officer for Aventis, advising the Management Board and Chief Executive Officer. From January 2000 to September 2002, Mr. Kelley served as Vice President, Head of Strategic Development of Aventis where he was responsible for leading the strategic planning process of the pharmaceutical division of Aventis as well as merger and acquisition activity. Prior to the formation of Aventis, he served as a Vice President, Commercial Director, U.S. at Hoechst Marion Roussel, Inc., a life sciences firm focused on pharmaceuticals and agriculture, from March 1998 through December 1999 and Mr. Kelley served as Vice President of Marketing of Hoechst Marion Roussel from 1995 to 1998. Mr. Kelley received a B.S. in biology from Wilkes University and an M.B.A. from Rockhurst University.
Glenn P. Sblendorio	52	Glenn P. Sblendorio has been the Parent’s Chief Financial Officer and Executive Vice President since March 2006. Prior to joining the Parent, Mr. Sblendorio was Executive Vice President and Chief Financial Officer of Eyetech Pharmaceuticals, Inc. from February 2002 until it was acquired by OSI Pharmaceuticals, Inc. in November 2005. From November 2005 until he joined the Parent, Mr. Sblendorio served as a consultant in the pharmaceutical industry. From July 2000 to February 2002, Mr. Sblendorio served as the Parent’s Senior Vice President of Business Development. From 1998 to July 2000, Mr. Sblendorio was the Chief Executive Officer and Managing Director of MPM Capital Advisors, LLC, an investment bank specializing in healthcare related transactions. Mr. Sblendorio’s pharmaceutical experience also includes 12 years at Hoffmann-LaRoche, Inc., a pharmaceutical company, in a variety of senior financial positions, including Chief Financial Officer of Roche Molecular Systems and Head of Finance-Controller for Amgen/Roche Europe. Mr. Sblendorio currently serves as a director of Amicus Therapeutics, Inc., a biopharmaceutical company. Mr. Sblendorio received his B.B.A. from Pace University and his M.B.A. from Fairleigh Dickinson University

Annex I-3

Name	Age	Principal Occupation or Employment

Mark Sumeray	43	Mark Sumeray has been Vice President Medical of the Parent since December 2004. From 1999 to 2000, Dr. Sumeray worked as a Medical Advisor for Bayer PLC (UK) and as a Vice President, Clinical Development for Johnson & Johnson from 2000 to 2004. Dr Sumeray received degrees in Medicine and Physiology from the University of London, and is a Fellow of the Royal College of Surgeons in England and Edinburgh, UK.
Stephen M. Rodin	33	Stephen M. Rodin has been Associate General Counsel of the Parent since October 2007. From September 2002 to October 2007, Mr. Rodin was a corporate associate at the law firm of Proskauer Rose LLP in New York, New York. Mr. Rodin received his B.A. from Georgetown University and his J.D. from Vanderbilt University Law School.
William O’Connor	50	William O’Connor is the Parent’s Chief Accounting Officer. He joined the Parent in April 2006 as Vice President, Finance and Controller. From April 2000 to February 2006, he was the Vice President of Finance for Eyetech Pharmaceuticals, Inc. From 1996 to April 2000, Mr. O’Connor worked for Trophix Pharmaceuticals, Inc., a biotech company that specialized in pain medications. Mr. O’Connor is a certified public accountant and received a B.S. in accounting from Fairleigh Dickinson University.
Paul M. Antinori	55	Paul M. Antinori has been the Parent’s General Counsel since May 2002 and a Senior Vice President since September 2006. He also served as Vice President from August 2004 to August 2006. From March 1998 to April 2002, Mr. Antinori was General Counsel and a consultant to Physician Computer Network, Inc., a healthcare information technology company. Prior to March 1998, Mr. Antinori was a partner at the law firm of Gibbons, Del Deo, Dolan, Griffinger & Vecchione in Newark, New Jersey. Mr. Antinori received his B.A. from Boston College and his J.D. from the University of Virginia School of Law.

Annex I-4

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 35,000,000 Shares and 5,000,000 shares of undesignated preferred stock. As of the close of business on January 9, 2009, there were 20,991,316 Shares outstanding.

The Shares are the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITIES OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Shares as of January 9, 2009: (i) by each person who, to the knowledge of the Company, owned beneficially more than 5% of the 20,991,316 Shares outstanding at such date; (ii) by each director of the Company; (iii) by each executive officer identified in the Summary Compensation Table set forth below and each of the Company’s other executive officers and (iv) by the directors and executive officers of the Company as a group.

	Number of Shares	% of
Name and Address of Beneficial Owner(1)	Beneficially Owned	Class

InterMune, Inc.(2)	3,138,115	14.9%
3280 Bayshore Boulevard Brisbane, CA 94005
Brookside Capital Partners Fund, L.P.(3)	2,771,682	13.2%
111 Huntington Avenue Boston, MA 02199
Adage Capital Partners, L.P.(4)	2,750,971	13.1%
200 Clarendon Street, 52nd Floor Boston, MA 02116
Entities affiliated with Skyline Ventures(5)	2,307,973	11.0%
525 University Avenue, Suite 520 Palo Alto, CA 94301
Entities affiliated with OrbiMed Advisors(6)	1,919,165	9.1%
767 Third Avenue, 30th Floor New York, NY 10017
Entities affiliated with VenGrowth Private Equity Partners(7)	1,697,290	8.1%
105 Adelaide Street West, Suite 1000 Toronto, ON M5H 1P9
T2C2/Bio 2000, société en commandite(8)	1,051,954	5.0%
1550 Metcalfe Street, Suite 502 Montreal, Québec H3A 1X6
Executive Officers
Mark W. Leuchtenberger(9)	412,031	2.0%
George A. Eldridge(10)	93,358	*
Pierre E. Etienne(11)	241,499	1.2%
Mona L. Haynes(12)	35,750	*
Thomas R. Parr, Jr., Ph.D.(13)	140,155	*
Roger D. Miller(14)	50,687	*

Annex I-5

	Number of Shares	% of
Name and Address of Beneficial Owner(1)	Beneficially Owned	Class

Directors
Stéphane Bancel(15)	6,250	*
Garen Bohlin(16)	25,625	*
Jeffrey Courtney(7)(17)	22,500	*
Rosemary A. Crane(18)	6,250	*
William W. Crouse(19)	129,338	*
Eric M. Gordon, Ph.D.(5)(20)	22,500	*
Dilip J. Mehta, M.D., Ph.D.(21)	1,046,739	5.0%
All executive officers and directors as a group (13 Persons)	2,232,682	10.6%

*	Represents beneficial ownership of less than 1% of the Shares.

(1)	Except as otherwise indicated, addresses are c/o Targanta Therapeutics Corporation, 222 Third Avenue, Suite 2300, Cambridge, MA 02142.

(2)	Based on information in a Schedule 13G, dated February 13, 2008 and filed with the SEC, consists of 2,989,980 Shares and warrants exercisable within sixty days to purchase 148,134 Shares held by InterMune, Inc. (“InterMune”). InterMune is a publicly held entity.

(3)	Based on information in a Schedule 13G, dated February 14, 2008 and filed with the SEC, consists of 2,667,987 Shares and warrants exercisable within sixty days to purchase 103,695 Shares held by Brookside Capital Partners Fund, L.P. Domenic J. Ferrante is the managing member of Brookside Capital Management, LLC, the sole general partner of Brookside Capital Investors, L.P., which is the sole general partner of Brookside Capital Partners Fund, L.P., and as such may be deemed to hold voting and dispositive power with respect to all Shares held by Brookside Capital Partners Fund, L.P. Mr. Ferrante disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest, if any.

(4)	Based on information in Amendment No. 1 to Schedule 13G, dated November 24, 2008 and filed with the SEC, consists of 2,750,971 Shares held by Adage Capital Partners, L.P. (“ACP”). ACP has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, Adage Capital Partners GP, L.L.C. (“ACPGP”). Adage Capital Advisors, L.L.C. (“ACA”), as managing member of ACPGP, directs ACPGP’s operations. Neither ACPGP nor ACA directly owns any Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, ACPGP and ACA may be deemed to beneficially own the Shares owned by ACP. Robert Atchinson and Phillip Gross, as managing members of ACA, have shared power to vote the Shares beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly owns any Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, each of Messrs. Atchinson and Gross may be deemed to beneficially own the Shares beneficially owned by ACP.

(5)	Based on information in a Schedule 13G, dated February 13, 2008 and filed with the SEC, consists of 1,699,311 Shares and warrants exercisable within sixty days to purchase 69,326 Shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P., 505,998 Shares and warrants to purchase 20,234 Shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 12,599 Shares and warrants to purchase 503 Shares held by Skyline Venture Partners III, L.P. John G. Freund and Yasunori Kaneka are the Managing Members of Skyline Venture Management III, LLC, which is the general partner of each of Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners III, L.P., and as such Messrs. Freund and Kaneka may be deemed to share voting and dispositive power with respect to all Shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners III, L.P. Messrs. Freund and Kaneka are the Managing Members of Skyline Venture Management IV, LLC, which is the general partner of Skyline Venture Partners Qualified Purchaser Fund IV, L.P., and as such Messrs. Freund and Kaneka may be deemed to share voting and dispositive power with respect to all Shares held by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. In addition, Eric M. Gordon, one of the Company’s directors, is a partner at Skyline Ventures, and as such

Annex I-6

may be deemed to share voting and dispositive power with respect to all Shares held by Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners Qualified Purchaser Fund IV, L.P. Each of Messrs. Freund and Kaneka and Dr. Gordon disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest, if any.

(6)	Based on information in a Schedule 13G, dated February 14, 2008 and filed with the SEC, consists of 1,826,518 Shares and warrants exercisable within sixty days to purchase 74,542 Shares held by Caduceus Private Investments III, LP and 17,395 Shares and warrants to purchase 709 Shares held by OrbiMed Associates III, LP. Samuel D. Isaly is the Managing Member of OrbiMed Capital GP III LLC, the general partner of Caduceus Private Investments III, LP and the Managing Member of OrbiMed Advisors LLC, the general partner of OrbiMed Associates III, LP, and as such may be deemed to hold voting and dispositive power with respect to all Shares held by Caduceus Private Investments III, LP and OrbiMed Associates III, LP. Mr. Isaly disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest, if any.

(7)	Consists of 1,523,210 Shares and warrants exercisable within sixty days to purchase 63,573 Shares held by the VenGrowth Advanced Life Sciences Fund Inc. and 106,149 Shares and warrants to purchase 4,358 Shares held by the VenGrowth III Investment Fund Inc. Jeffrey Courtney, one of the Company’s directors, is a General Partner, and each of Luc Marengere, Mike Cohen and Allen Lupyrypa is a Managing General Partner of VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc., and as such Messrs. Courtney, Marengere, Cohen and Lupyrypa may be deemed to share voting and dispositive power with respect to all Shares held by VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc. Each of Messrs. Courtney, Marengere, Cohen and Lupyrypa disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest, if any.

(8)	Based on information in a Schedule 13G, dated April 28, 2008 and filed with the SEC, consists of 1,014,557 Shares and warrants exercisable within sixty days to purchase 37,397 Shares held by T2C2 /Bio 2000, société en commandite. Dr. Bernard Coupal is the President of Gestion T2C2 /Bio Inc., the general manager of Gestion T2C2 /Bio, s.e.c., which is the general partner of T2C2 /Bio 2000, société en commandite, and as such may be deemed to hold voting and dispositive power with respect to all Shares held by T2C2 /Bio 2000, société en commandite. Dr. Coupal disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest, if any.

(9)	Consists of options exercisable within sixty days to purchase 412,031 Shares held by Mark W. Leuchtenberger.

(10)	Consists of options exercisable within sixty days to purchase 93,358 Shares held by George A. Eldridge.

(11)	Consists of options exercisable within sixty days to purchase 241,499 Shares held by Pierre E. Etienne.

(12)	Consists of options exercisable within sixty days to purchase 35,750 Shares held by Mona L. Haynes.

(13)	Consists of options exercisable within sixty days to purchase 140,155 Shares held by Thomas R. Parr, Jr., Ph.D.

(14)	Consists of options exercisable within sixty days to purchase 50,687 Shares held by Roger D. Miller.

(15)	Consists of options exercisable within sixty days to purchase 6,250 Shares held by Stéphane Bancel

(16)	Consists of options exercisable within sixty days to purchase 25,625 Shares held by Garen Bohlin.

(17)	Consists of options exercisable within sixty days to purchase 22,500 Shares, held by Jeffrey Courtney.

(18)	Consists of options exercisable within sixty days to purchase 6,250 Shares held by Rosemary A. Crane.

(19)	Consists of 58,539 Shares, warrants exercisable within sixty days to purchase 2,206 Shares and options exercisable within sixty days to purchase 68,593 Shares held by William W. Crouse.

(20)	Consists of options exercisable within sixty days to purchase 22,500 Shares held by Eric M. Gordon, Ph.D.

(21)	Consists of 118,759 Shares, warrants exercisable within sixty days to purchase 5,092 Shares and options exercisable within sixty days to purchase 44,218 Shares held by Dilip J. Mehta, M.D., Ph.D., and 43,188 Shares and warrants exercisable within sixty days to purchase 2,140 Shares held by Radius Venture Partners III (OH), L.P.; 343,874 Shares and warrants to purchase 17,036 Shares held by Radius

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Venture Partners III Qualified Purchaser, L.P.; 31,535 Shares and warrants to purchase 1,562 Shares held by Radius Venture Partners III, L.P.; and 418,597 Shares and warrants to purchase 20,738 Shares held by Radius Venture Partners II, L.P. Dr. Mehta is a venture partner with Radius Ventures, and as such may be deemed to hold voting and dispositive power with respect to all Shares held by entities affiliated with Radius Ventures. Dr. Mehta disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest, if any.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

DIRECTORS

The following table sets forth information concerning our directors as of January 12, 2009:

Name	Age	Biography

Mark W. Leuchtenberger	52	Mr. Leuchtenberger has been the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors since September 2006. From March 2002 to August 2006, Mr. Leuchtenberger was President, Chief Executive Officer and a member of the board of directors at Therion Biologics Corporation, a private biopharmaceutical company. In the fourth quarter of 2006, Therion filed a petition under the federal bankruptcy laws, which was rejected. From October 1990 to January 2002, Mr. Leuchtenberger worked for Biogen, Inc. (now Biogen Idec Inc.), a publicly traded biopharmaceutical company, in various capacities, most recently as Vice President, International. From September 1987 to October 1990, Mr. Leuchtenberger worked for Bain and Company, most recently as a Senior Consultant. Mr. Leuchtenberger is on the Board of Directors of Epix Pharmaceuticals, Inc., where he is also a member of the Compensation Committee and the Nominating Committee. Mr. Leuchtenberger received an M.B.A. from the Yale School of Management and a B.A. in English from Wake Forest University.
Stéphane Bancel	36	Mr. Bancel has been a member of the Company’s Board of Directors since 2008. Since January 2007, Mr. Bancel has been the Chief Executive Officer for bioMérieux S.A. From 2000 to 2006, Mr. Bancel worked for Eli Lilly laboratories, where he successively held the positions of Managing Director, Executive Director for Global Manufacturing Strategy, Global Supply Chain and U.S. Distribution, and Supply Chain Manager. From 1995 to 1998, Mr. Bancel worked at bioMérieux in Japan where he was in charge of the industrial microbiology business for the Asia-Pacific region. Mr. Bancel is a graduate of the Ecole Centrale Paris engineering school. Mr. Bancel holds a Master of Science in biochemical engineering from the University of Minnesota and a Master of Business Administration from Harvard Business School.

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Name	Age	Biography

Garen Bohlin	61	Mr. Bohlin has served as a member of the Company’s Board of Directors since May 2007. Mr. Bohlin is currently the Chief Operating Officer of Sirtris Pharmaceuticals, Inc., having served in that capacity since 2006. Prior to joining Sirtris, Mr. Bohlin served as President and Chief Executive Officer of Syntonix Pharmaceuticals, Inc. from 1999 to 2005. Prior to Syntonix, which was acquired by Biogen Idec in 2006, Mr. Bohlin spent 14 years in executive management at Genetics Institute, Inc. In his last role at Genetics Institute, Mr. Bohlin served as Executive Vice President with responsibility for most of the non-scientific areas of the company that comprised approximately half of the company’s then 1,600 employees. Mr. Bohlin played a leading role in structuring and implementing a strategic alliance with American Home Products (now Wyeth) that resulted in the eventual acquisition of Genetics Institute at an implied valuation of approximately $3 billion. Prior to Mr. Bohlin’s tenure at Genetics Institute, he was a Partner at Arthur Andersen & Co., where he spent 13 years. Mr. Bohlin currently serves as a Director and the Chair of the Audit Committee of Acusphere, Inc. Mr. Bohlin received a B.S. in Accounting and Finance from the University of Illinois.
Jeffrey Courtney	50	Mr. Courtney has served as a member of the Company’s Board of Directors since December 2005. Mr. Courtney is a General Partner with VG Partners, where he has been since 2002. Mr. Courtney has more than 20 years of experience in the life sciences industry with in-depth expertise across multiple therapeutic areas in quality assurance, regulatory affairs, business development, marketing, and sales. Mr. Courtney has worked with both emerging and established life sciences firms, particularly within the sub-verticals of medical devices and pharmaceuticals. Mr. Courtney currently serves as a member of the Boards of Directors of VisualSonics, Inc., Axela Inc., Zelos Therapeutics, Inc, Kadmus Pharmaceuticals, Inc., Interface Biologics, Inc. and Xceed Molecular Inc. Mr. Courtney received a B.Sc. in Microbiology from the University of Guelph.

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Name	Age	Biography

Rosemary A. Crane	59	Ms. Crane has served as a member of the Company’s Board of Directors since August 2008. Ms. Crane brings more than 25 years of therapeutic and consumer drug launch expertise to her director position with Targanta. Ms. Crane is currently a Director and the interim Chief Executive Officer of Epocrates, Inc., a provider of clinical information and decision support tools for healthcare professionals. Most recently, Ms. Crane was Company Group Chairman of Johnson & Johnson’s $4.3 billion OTC/Nutritionals business where she led all strategic operations including its acquisition of Pfizer Consumer Healthcare, resulting in J&J becoming the number one OTC company worldwide. Ms. Crane managed the creation and execution of several worldwide hospital-based launches in the areas of anti-infectives, oncology and CNS, and drove the strategy to build Concerta® into the leading ADHD drug for pediatrics. Previously, Ms. Crane focused her professional career at Bristol-Myers Squibb (BMS), where she spent approximately two decades in various successive roles spanning sales, sales training, product marketing and program management, reaching the positions of President, Global Marketing and Consumer Products; and ultimately, President, U.S. Primary Care. Under her leadership, BMS launched several blockbuster therapeutic drugs including Plavix® for the prevention of blood clots. Ms. Crane is a graduate of the State University of New York where she received a B.A. in communications. She also holds an M.B.A. from Kent State University.
William W. Crouse	67	Mr. Crouse has served as a member of the Company’s Board of Directors since December 2005. Mr. Crouse is a General Partner of HealthCare Ventures, a firm that he joined in 1994. Prior to joining HealthCare Ventures, Mr. Crouse was Worldwide President of Ortho Diagnostic Systems and a Vice President of Johnson & Johnson International. Before joining Johnson & Johnson, Mr. Crouse was Division Director, DuPont Pharmaceuticals. Mr. Crouse serves on the Board of Directors of each of the Parent and ULURU, Inc. Mr. Crouse received an M.B.A. from Pace University and a B.S. in Business Administration from Lehigh University.

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Name	Age	Biography

Eric M. Gordon, Ph.D.	62	Dr. Gordon has served as a member of the Company’s Board of Directors since January 2007. Dr. Gordon is a partner at Skyline Ventures, where he has been since 2002 and a Director of Tetraphase Pharmaceuticals, a private company. From 1998 to late 2002, Dr. Gordon worked at Sunesis Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, in various capacities, most recently as Senior Vice President of Research. From 1996 to 1998, Dr. Gordon was scientific co-founder, President and Chief Scientific Officer of Versicor (predecessor of Vicuron Pharmaceuticals, which was acquired by Pfizer in 2005). In 1992, he became Vice President of Research and Director of Chemistry at Affymax in Palo Alto, California and held that role until the company was sold to Glaxo in 1995. Previously, Dr. Gordon was Head of Medicinal Chemistry at Bristol-Myers Squibb Company in Princeton, New Jersey, where he worked for 18 years. Dr. Gordon is on the Scientific Advisory Boards of the Cystic Fibrosis Foundation, the Organization for One World Health, Sunesis Pharmaceuticals Inc. and Cytokinetics Inc. In 1997, Dr. Gordon was elected a Fellow of the American Association for the Advancement of Science. Dr. Gordon received a Ph.D. and a M.S. in Medicinal Chemistry from the University of Wisconsin in Madison and conducted post-doctoral work at Yale University.
Dilip J. Mehta, M.D., Ph.D.	77	Dr. Mehta has served as a member of the Company’s Board of Directors since December 2005. Dr. Mehta has been a venture partner at Radius Ventures since June 2004. Dr. Mehta is the former Senior Vice President of United States Clinical Research at Pfizer Inc., a publicly traded biopharmaceutical company. In this role, Dr. Mehta was responsible for clinical research (Phase 1, 2 and 3), including the design and implementation of clinical protocols, statistical analysis and data processing, and submissions of new drug applications. Dr. Mehta served on the Psychopharmacology Advisory Committee of the United States Food and Drug Administration from 2002-2005. He is a member of the board of directors of Spectrum Pharmaceuticals, Inc., Avaan Therapeutics, Inc., and Bharat Serums & Vaccines Limited (located in India). Dr. Mehta received an M.D., an M.B.B.S., and a Ph.D. from the University of Bombay.

EXECUTIVE OFFICERS

The following table sets forth information concerning our executive officers as of January 12, 2009 who are not members of the Board of Directors:

Name	Age	Position

George A. Eldridge	45	Senior Vice President Finance and Administration and Chief Financial Officer
Mona L. Haynes	51	Chief Commercial Officer
Roger D. Miller	59	Vice President Operations and Manufacturing
Thomas R. Parr, Jr., Ph.D.	55	Chief Scientific Officer

George A. Eldridge has been the Company’s Senior Vice President Finance and Administration, Chief Financial Officer and Treasurer since September 2006 and Assistant Secretary since December 2006. From September 2002 to September 2006, Mr. Eldridge was Senior Vice President and Chief Financial Officer at Therion Biologics Corporation, a private biopharmaceutical company. In the fourth quarter of 2006, Therion filed a petition under the federal bankruptcy laws, which was rejected. From August 2000 to May 2002,

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Mr. Eldridge was the Vice President of Finance and Chief Financial Officer of Curis, Inc., a publicly traded biopharmaceutical company and a successor company to Ontogeny, Inc. From April 1996 to August 2000, Mr. Eldridge was Vice President of Finance at Ontogeny, Inc., which merged with Creative BioMolecules, Inc. and Reprogenesis, Inc. to form Curis. From April 1993 to April 1996, Mr. Eldridge was Vice President, Corporate Development and Finance for Boston Life Sciences, Inc. From August 1990 to March 1993, Mr. Eldridge was an investment banker at Kidder Peabody & Co., Inc. Mr. Eldridge received an M.B.A. from the University of Chicago and a B.A. in Government and Economics from Dartmouth College.

Mona L. Haynes joined Targanta in March 2008 as Chief Commercial Officer. She was previously Vice President, Marketing & Sales at Acusphere, Inc. where she led preparations for the company’s first commercialization efforts. From 2001 to 2006, Ms. Haynes was Director, Marketing & Sales at Alkermes, Inc., and from 1996 to 2001, she was at Biogen, Inc., where she served in various sales and marketing positions, ending her tenure as Senior Director, Marketing. She began her marketing career at Baxter Healthcare Corporation, where she spent 15 years in roles spanning product marketing, market research and sales management. Ms. Haynes holds a BA in Economics/Mathematics from California State University, Long Beach, and an MBA in Marketing Management from the University of Southern California.

Roger D. Miller has served as Targanta’s Vice President Operations and Manufacturing since January 2006. From December 2004 to January 2006, Mr. Miller served as Founder of AcquiRight Due Diligence Partners, a consulting business that provided service to pharmaceutical business development professionals. Prior to December 2004, Mr. Miller held a variety of positions at Lilly since joining in November 1968. Mr. Miller served his early career in Lilly’s Research and Development departments and moved into Lilly’s Manufacturing department in 1982. Mr. Miller held director level positions leading groups in the various functional areas including: Technical Services, Manufacturing, Quality Control, Third Party Supply Services and Corporate Due Diligence, and most recently, Quality Assurance. From April 1997 to the present, Mr. Miller has served on the board of directors of Baptist Homes of Indiana, a not-for-profit continuing care retirement community based in Indiana. Mr. Miller received a M.S. in Physical Chemistry from Indiana University Purdue University at Indianapolis (IUPUI), a M.S. (M.B.A.) in Management from Purdue University and a B.A. in Chemistry from IUPUI.

Thomas R. Parr, Jr., Ph.D. has served as Chief Scientific Officer of Targanta since January 2005. From May 2003 to December 2004, Dr. Parr was Vice President of Research at Adaptive Therapeutics. From May 2002 to May 2003, Dr. Parr served in various capacities at Embiosis Pharmaceuticals, formerly MicroGenomics, Inc., most recently as its President and acting Chief Executive Officer. From August 2001 to March 2002, Dr. Parr was Senior Director of Microbiology at Xenogen Corporation, a private biopharmaceutical company and from May 2000 to August 2001, Dr. Parr was Senior Director of Microbiology at Intrabiotics Pharmaceuticals, Inc. From 1997 to 2000, Dr. Parr was a Microbiologist at Lilly, ending his tenure there as Senior Research Scientist. During his career, Dr. Parr has been involved in the development of several marketed and late-stage clinical candidates for both antibacterial and antifungal applications. Dr. Parr received a Ph.D. degree in Microbiology and Infectious Diseases from The University of Calgary, an M.A. in Philosophy from the University of Calgary and a B.A. in Biology and Philosophy from the University of Minnesota. He was a postdoctoral fellow at The University of British Columbia, and a member of the faculty at The University of Ottawa before beginning his industrial career.

CORPORATE GOVERNANCE

Director Independence

The Company’s Board of Directors has determined that each of Messrs. Bancel, Bohlin, Courtney and Crouse and Drs. Mehta and Gordon and Ms. Crane is “independent” in accordance with all requirements promulgated by the SEC, including Rule 10A-3(b)(i) pursuant to the Exchange Act, and Marketplace Rule 4350 of the NASDAQ Global Market (“Nasdaq”), the principal trading market for Shares. The Board of Directors based these determinations primarily on a review of the responses of each director to questions regarding employment and compensation history, affiliations and family and other relationships and on other relevant

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discussions with the directors. Independent directors meet at least once each year in executive session without management participation.

Board Meetings and Participation

The Company’s Board of Directors met ten times and took action by written consent three times during 2008. No director attended less than 75% of the aggregate of (1) the total number of Board of Directors meetings and (2) the total number of meetings held by all committees on which such director served, except for Mr. Crouse (including two recusals). All directors and all nominees for election as directors are invited to attend the Company’s Annual Meeting of Stockholders in person. One director, Mark W. Leuchtenberger, attended the Company’s most recent Annual Meeting of Stockholders in person.

Board Committees

The Company’s Board of Directors currently has three standing committees:

•	an Audit Committee composed of Mr. Bohlin (Chair), Mr. Courtney and Mr. Bancel, all of whom are independent for purposes of the applicable Nasdaq rules and in accordance with all requirements promulgated by the SEC, including Rule 10A-3(b)(i) pursuant to the Exchange Act;

•	a Compensation Committee composed of Mr. Crouse (Chair), Mr. Courtney and Ms. Crane, all of whom are independent for purposes of the applicable Nasdaq rules; and

•	a Nominating and Corporate Governance Committee composed of Dr. Gordon (Chair), Dr. Mehta and Mr. Bohlin, all of whom are independent for purposes of the applicable Nasdaq rules.

The Board of Directors has adopted a written charter for each of its standing committees. The Board of Directors has also adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to all of the Company’s employees, officers and directors. Copies of these committee charters and the Code of Ethics are available on the Company’s website, www.targanta.com, under the Investor Relations/Corporate Governance section.

Audit Committee

The Audit Committee consists of Mr. Bohlin (chair), Mr. Bancel and Mr. Courtney, each of whom satisfies the criteria for independence as defined in Nasdaq Marketplace Rule 4350, the applicable rule of the principal trading market of the Shares, and independence requirements of the SEC. No member of the Audit Committee has participated in the preparation of the Company’s financial statements, and each member of the Audit Committee is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. The Board of Directors has determined that each of Mr. Bohlin and Mr. Courtney also meets the definition of “audit committee financial expert” as defined by the SEC.

The Audit Committee oversees the accounting and tax functions of the Company, including among other things the results and scope of the Company’s annual audit and other services provided by the Company’s independent registered public accounting firm and the Company’s compliance with legal matters that have a significant impact on its financial reports. The Audit Committee also consults with the Company’s management and independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into various aspects of the Company’s financial affairs. In addition, the Audit Committee is responsible for the selection, compensation, retention and replacement of the Company’s independent registered public accounting firm, establishing procedures for accounting related complaints, approving all proposed related party transactions, recommending audited financials for inclusion in the Company’s Annual Report on Form 10-K and engaging advisors as necessary.

The Audit Committee operates under a written charter adopted by the Board of Directors and reviewed at least annually. The charter was initially approved by the Company’s Board of Directors in September 2007. A

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copy of the current Audit Committee charter is available on the Company’s website, www.targanta.com, under the Investor Relations/Corporate Governance section.

The Audit Committee holds separate sessions, outside the presence of management, with the Company’s independent registered public accounting firm in conjunction with each regularly scheduled quarterly Audit Committee meeting. The Audit Committee held five meetings and took action one time by written consent during the fiscal year ended December 31, 2008.

Compensation Committee

The Compensation Committee consists of Mr. Crouse (Chair), Mr. Courtney and Ms. Crane. None of the members of the Compensation Committee is currently an officer or employee of the Company, and each satisfies the criteria for independence for both Nasdaq and the SEC. The independence of the Compensation Committee enables it to provide objective judgment regarding the design and implementation of the Company’s executive compensation program.

The Compensation Committee establishes salaries and incentives, including equity compensation, for the Company’s executive officers, produces an annual report for inclusion in the Company’s annual proxy statement or Annual Report on Form 10-K, and administers the Company’s 2005 Stock Option Plan, as amended (the “2005 Option Plan”), the Company’s 2007 Stock Option and Incentive Plan (the “2007 Option Plan”) and the Re-Amended and Restated Stock Option Plan of the Company’s Québec subsidiary (the “1995 Option Plan”). The Compensation Committee acts under a written charter that was initially approved by the Company’s Board of Directors in September 2007. A copy of the Compensation Committee charter is available on the Company’s website, www.targanta.com, under the Investor Relations/Corporate Governance section. The Compensation Committee held five meetings and took action four times by written consent during the fiscal year ended December 31, 2008.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Dr. Gordon (Chair), Dr. Mehta and Mr. Bohlin. None of the members of the Nominating and Corporate Governance Committee is currently an officer or employee of the Company, and each satisfies the criteria for independence for both Nasdaq and the SEC.

The Nominating and Corporate Governance Committee is primarily responsible for (1) identifying, screening and recommending to the Board of Directors appropriate candidates to serve as directors of the Company and members of other Company Board committees; (2) overseeing the evaluation of the Board of Directors and its various committees; (3) developing and recommending to the Board of Directors a set of corporate governance principles (the “Corporate Governance Guidelines”) applicable to the Company and the Company’s Code of Ethics, copies of each of which may be found on the Company’s website, www.targanta.com, under the Investor Relations/Corporate Governance section; (4) monitoring compliance with and periodically reviewing the Corporate Governance Guidelines and the Code of Ethics; and (5) overseeing and advising the Board of Directors with respect to corporate governance matters.

The Nominating and Corporate Governance Committee operates under a written charter initially approved by the Company’s Board of Directors in September 2007. A copy of the charter is available on the Company’s website, www.targanta.com, under the Investor Relations/Corporate Governance section.

The Board of Directors has delegated to the Nominating and Corporate Governance Committee the responsibility of identifying suitable candidates for nomination to the Board of Directors and assessing their qualifications. The Nominating and Corporate Governance Committee will recommend prospective director candidates for the Board of Director’s consideration and review the prospective candidates’ qualifications with the Board of Directors; the Board of Directors retains the ultimate authority to nominate a candidate for election by the stockholders as a director or to fill any vacancy that may occur.

The Nominating and Corporate Governance Committee held four meetings during the fiscal year ended December 31, 2008.

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When considering director candidates, the Nominating and Corporate Governance Committee takes into account all facts and circumstances that it deems appropriate or advisable, including, among other things, the skills of the prospective director candidate, his or her depth and breadth of business experience or other background characteristics, his or her independence and the needs of the Board of Directors. The Nominating and Corporate Governance Committee is responsible for establishing criteria for the selection of new directors; however, it has not yet formally adopted such criteria.

The Nominating and Corporate Governance Committee will consider candidates for the Board of Directors who are recommended by the stockholders of the Company. While stockholders can submit recommendations for director nominees at any time, in order for the Nominating and Corporate Governance Committee to consider a candidate submitted by a stockholder with respect to his or her potential nomination at a particular annual or special meeting of stockholders at which directors will be elected, the Secretary of the Company must receive any such recommendation for nomination not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders, provided, however, that in the event that the date of the annual meeting of stockholders is advanced by more than 30 days before or delayed by more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting of stockholders and not later than the close of business on the later of the 90th day prior to such annual meeting of stockholders or the 10th day following the day on which public announcement of the date of such meeting is first made.

A stockholder recommendation for nomination must be in writing and include the following information: (A) as to each person whom a stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder, as they appear on the Company’s books, and of such beneficial owner, (ii) the class and number of shares of the Company that are owned beneficially and of record by such stockholder and such beneficial owner and (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination is to be made by such stockholder.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other of the Company’s equity securities. Officers, directors and greater than ten percent stockholders are required by regulations of the SEC to furnish the Company with copies of all Section 16(a) forms they file. Based on the Company’s review of the reports it has received, Targanta believes that all of its directors, officers and persons owning more than 10% of the Shares complied with all reporting requirements applicable to them with respect to transactions in the fiscal year ended December 31, 2008.

Certain Relationships and Related Transactions

Registration Rights Agreement.  On January 31 and February 16, 2007, the Company issued and sold (on an as-if exchanged basis) 2,361,017 shares of its Series C-1 Preferred Stock, 722,374 shares of its Series C-2 Preferred Stock and 5,975,176 shares of its Series C-3 Preferred Stock at a purchase price of $10.45157 per share in consideration of (i) gross cash proceeds of approximately $58.1 million, (ii) the conversion of previously issued convertible promissory notes in the aggregate amount of $24.6 million, including principal and accrued interest, and (iii) the conversion of $10.0 million of convertible notes payable to InterMune, Inc. In connection with this Series C financing transaction, on January 31, 2007, the Company entered into an amended and restated registration rights agreement with the holders of its Preferred Stock. Pursuant to this

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agreement, commencing six months after the closing of the Company’s initial public offering, these stockholders are entitled to require the Company to register under the securities laws their Shares (“registrable shares”) for resale. In addition, if the Company proposes to register any more of its securities under the Securities Act of 1933, as amended (the “Securities Act”), either for its own account or for the account of other security holders, the holders of these rights are entitled to notice of that further registration and are entitled to have their registrable shares included in it. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of Shares required for demand registration, limitations on the number of registrations that may demanded, blackout periods when shares may not be registered and the right of the underwriters of a registered offering of Shares to limit the number of registrable shares included in an offering. Holders of registrable shares can require the Company to register such shares at its expense and, subject to some conditions and limitations, the Company is required to use its best efforts to effect requested registrations. Furthermore, holders of these rights may require the Company to file additional registration statements on Form S-3 for the sale of their registrable shares at any time after the Company qualifies for the use of Form S-3.

Review and Approval of Related Party Transactions.  The Audit Committee of the Company Board reviews and approves all proposed transactions with the Company’s directors, officers and holders of more than five percent of the Company’s voting securities and their affiliates (“Related Party Transactions”), and submits any Related Party Transactions to the Company Board for its approval or implementation of appropriate remedial action. Prior to approving any Related Party Transaction, each of the Audit Committee and Company Board, respectively, considers the material facts as to the related party’s relationship with the Company or interest in the transaction. Related Party Transactions are not approved unless a majority of the members of the Company Board who are not interested in the transaction have approved of the transaction.

Communications with the Board of Directors

The Company Board provides to every security holder the ability to communicate with the Company Board, as a whole, and with individual directors on the Company Board through an established process for security holder communication as follows:

For security holder communications directed to the Company Board as a whole, security holders may send such communications to the attention of the Company Board via one of the two methods listed below:

By U.S. mail or expedited delivery service:

Targanta Therapeutics Corporation
222 Third Street, Suite 2300
Cambridge, MA 02142
Attn: Board of Directors

By facsimile at: (617) 577-9021, Attn: Board of Directors

For security holder communications directed to an individual director in his or her capacity as a member of the Board of Directors, security holders may send such communications to the attention of the individual director via one of the two methods listed below:

By U.S. mail or expedited delivery service:

Targanta Therapeutics Corporation
222 Third Street, Suite 2300
Cambridge, MA 02142
Attn: [Name of Director]

By facsimile at: (617) 577-9021, Attn: [Name of Director]

The Company will forward by U.S. mail any such security holder communication to the Company Board or any individual director, as specified by the security holder. Complaints and general communications related to accounting matters will be referred to members of the Audit Committee pursuant to procedures adopted by the Audit Committee.

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COMPENSATION DISCUSSION & ANALYSIS

Overview

This compensation discussion and analysis (“CD&A”) provides an overview and analysis of the Company’s executive compensation program, including each element of compensation that the Company pays to its named executive officers (“NEOs”). This CD&A addresses the following topics:

•	the role of the Compensation Committee and the Company’s management in determining compensation;

•	the objectives and philosophy of the Company’s executive compensation program;

•	the various components of the Company’s executive compensation program;

•	the compensation decision making process;

•	the employment agreements, change in control provisions and other plans in which the NEOs participate; and

•	the general status of the Company’s executive compensation program in light of the pending acquisition.

In 2008, the Company’s NEOs were Mark W. Leuchtenberger, President and Chief Executive Officer; George A. Eldridge, Senior Vice President Finance and Administration and Chief Financial Officer; Pierre E. Etienne, M.D., Chief Development Officer; Thomas R. Parr, Jr., Ph.D., Chief Scientific Officer, Mona L. Haynes, Chief Commercial Officer, and Roger D. Miller, Vice President Operations and Manufacturing.

Prior to deliberations in December 2008 regarding compensation recommendations and determinations for 2008 and 2009, the Company entered into acquisition discussions with the Parent and all compensation related decisions were delayed pending the results of such discussions. It was ultimately decided that there would be no changes, payments or issuance of any incremental salary, bonus or equity to employees of the Company in light of the Offer and Merger, other than limited severance and retention payments.

Except as specified otherwise, the following discussion relates to the Company’s compensation policies, programs and practices prior to December 2008.

Role of Compensation Committee

The Compensation Committee is responsible for:

•	establishing the overall objectives and philosophy of the Company’s executive compensation program;

•	designing and implementing an executive compensation program that is consistent with these objectives;

•	reviewing and establishing individual performance goals for the executive officers;

•	administering the Company’s equity compensation plans in conjunction with the Board of Directors, including the determination of equity grant awards to the executive officers;

•	evaluating the performance of the executive officers; and

•	determining all elements of compensation (including salary, bonus and equity-based compensation) for the executive officers.

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Role of Management

Mr. Leuchtenberger, the Company’s President and Chief Executive Officer, and Stanley Merrill, the Company’s Vice President Human Resources, coordinate with the Compensation Committee with respect to the timing and agenda for Compensation Committee meetings. At various times during the year, Messrs. Leuchtenberger and Merrill, along with Daniel Char, the Company’s General Counsel, participate in Compensation Committee meetings. The Compensation Committee also meets in executive session without management present. The Company’s Chief Executive Officer makes recommendations to the Compensation Committee with respect to the establishment of individual performance goals for the other executive officers and, subsequently, with respect to whether those individual goals were achieved. In addition, the Company’s Chief Executive Officer makes recommendations to the Compensation Committee with respect to cash and equity compensation for the other executive officers. The Compensation Committee then exercises its discretion to make final determinations regarding compensation for the executive officers (except for the Chief Executive Officer’s compensation, which is determined by the full Company Board).

Objectives and Philosophy of Executive Compensation Program

The Compensation Committee has responsibility for establishing and monitoring the Company’s executive compensation program. The primary objectives of the Compensation Committee with respect to executive compensation are to attract, retain and motivate executive officers who will make important contributions to the achievement of the Company’s business goals and success. The Compensation Committee believes that the most effective executive compensation program rewards the achievement of annual, long-term and strategic goals of the Company. The Company’s executive compensation program has been designed to link short and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, and to align executive officers’ incentives with stockholder value creation. To achieve these objectives, the Compensation Committee has historically maintained compensation plans that tie a substantial portion of executive officers’ overall compensation to the Company’s research, development, financial and operational performance.

Based on these overall objectives and philosophy, the Compensation Committee has designed an executive compensation program that generally seeks to bring base salaries and total executive compensation in line with the companies represented in the compensation data it reviews. The Company’s executive compensation program allows the Compensation Committee to determine each component of an executive’s compensation based on a number of factors, including (a) the executive’s overall experience and skills (with an emphasis on particular industry experience); (b) the executive’s position and responsibilities in comparison to other executives at the company; (c) the demand within the Company’s market for the executive’s skills relative to other executives in the Company’s industry; and (d) relative levels of pay among the Company’s executives.

Components of the Company’s Executive Compensation Program

The principal components of the Company’s executive compensation program are base salary, annual bonus and long-term incentives. The Compensation Committee believes that each component of executive compensation must be evaluated and determined with reference to competitive market data; individual, department, and corporate performance; the Company’s recruiting and retention goals; internal pay equity and consistency; and other information it deems relevant. The Company believes that in the biopharmaceutical industry, stock option awards, in addition to salary and cash incentive bonuses, are a primary motivator in attracting and retaining executives.

Base Salary

The Company provides base salaries for its executives to compensate them for their services rendered during the fiscal year. Base salary ranges for executive officers are established based on their position and scope of responsibilities, their prior experience and training, and competitive market compensation data the Company reviews for similar positions in its industry. See “Compensation Decision Making Process — Market Comparisons” below for a discussion of how the Company determines rates of base salary.

Annex I-18

Base salaries are reviewed annually as part of the Company’s performance management program and increased for merit reasons based on the executive’s success in meeting or exceeding individual performance objectives, including basic skills such as management, communication and leadership ability, and an assessment of whether significant corporate goals, including goals related to their respective areas of responsibility, were achieved. The Company’s corporate goals target the achievement of certain research, development, financial and operational milestones. Additionally, the Company may adjust base salaries throughout the year for promotions or other changes in the scope or breadth of an executive’s role or responsibilities.

The following table sets forth the rates of base salary in effect for the NEOs as of December 31, 2008, as well as the rates established for the NEOs as of January 1, 2009, which amounts reflect no increases or decreases as a result of the pending acquisition by the Parent:

	Base Salary Rate as of	Base Salary Rate as of
Name	December 31, 2008	January 1, 2009

Mark W. Leuchtenberger	$375,000	$375,000
George A. Eldridge	$291,500	$291,500
Pierre E. Etienne, M.D.(1)	$309,000	—
Thomas R. Parr, Jr., Ph.D.	$291,500	$291,500
Mona L. Haynes	$275,000	$275,000
Roger D. Miller	$257,250	$257,250

(1)	Dr. Etienne was Chief Development Officer of the Company until December 26, 2008.

Annual Bonus

A significant element of the cash compensation of the Company’s executive officers is an annual performance-based cash bonus. An executive’s target bonus is generally set as a percentage of base salary to reward strong performance and retain employees in a competitive labor market. Bonuses are based on the achievement of significant corporate goals, including research, development, financial and operational milestones, as well as the achievement of individual goals. Historically, all executive officers, other than the Company’s Chief Executive Officer, are eligible for annual performance-based cash bonuses with a target of 25% of their base salaries. Mr. Miller is eligible for an annual performance-based cash bonus with a target of 20% of his base salary. The Company’s Chief Executive Officer is eligible for an annual performance-based cash bonus with a target of 50% of his base salary. In its discretion, the Company’s Board of Directors or the Compensation Committee may increase or decrease an executive’s bonus payment (above or below the target) based on its assessment of an executive’s individual performance during a given year.

The Compensation Committee awarded no bonuses to the NEOs for their performance during the fiscal year ended December 31, 2008 due to the timing of the pending acquisition and the Company’s desire to conserve cash.

Long-term incentives

The Company’s equity-based long term incentive program is designed to align executives’ long-term incentives with stockholder value creation. The Company believes that long-term participation by its executive officers in equity-based awards is a critical factor in the achievement of long-term corporate goals and business objectives. The Company’s 2007 Option Plan allows the grant to executive officers of stock options, stock appreciation rights, restricted stock, phantom stock units, unrestricted stock, cash-based awards and dividend equivalent rights (or any combination thereof), and the Company typically makes an initial equity award of stock options to new executives and annual equity grants as part of its overall executive compensation program.

Initial stock option awards.  The Company typically makes an initial award of stock options to new executives in connection with the commencement of their employment. These grants generally have an

Annex I-19

exercise price equal to the fair market value of the Shares on the employment start date and vest in sixteen equal installments beginning on the three-month anniversary of the employment start date and then every three months thereafter. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time and to maintain competitive levels of total compensation. The size of the initial stock option award is determined based on numerous factors, including the executive’s skills and experience, the executive’s responsibilities with the Company, internal equity and an analysis of the practices of national and regional companies in the biopharmaceutical industry.

Annual stock option awards.  The Company’s practice is to make annual stock option awards as part of its overall performance management program. The Company intends that the annual aggregate value of these awards will be set near competitive median levels for companies represented in the compensation data it reviews. As is the case when the amounts of base salary and initial equity awards are determined, a review of all components of the executive’s compensation is conducted when determining annual equity awards to ensure that an executive’s total compensation conforms to the Company’s overall philosophy and objectives. Annual grants of options to the Company’s executive officers, other than its Chief Executive Officer, are recommended by the Compensation Committee after consulting with the Chief Executive Officer and are approved by the Board of Directors. Annual grants of options to the Company’s Chief Executive Officer are made by the Board of Directors.

The Company’s Board of Directors did not approve annual stock option grants to the NEOs for their performance during the fiscal year ended December 31, 2008 due to the timing of the pending acquisition.

Other Compensation

The Company maintains broad-based benefits and perquisites that are provided to all eligible employees, including, but not limited to, health insurance, life and disability insurance, dental insurance, 401(k) plan and paid vacation.

Compensation Decision Making Process

Except in the case of new executive hires, the Compensation Committee generally considers and makes decisions regarding compensation for the executive officers on an annual basis in the first calendar quarter of each year, which salary increases may be implemented retroactively to January 1st of such year. This approach to the compensation decision making process was not followed in light of the pending acquisition. The Compensation Committee approves all salary increases and bonuses, and the Board of Directors, generally based on a recommendation of the Compensation Committee, approves all equity awards, if any, for executive officers. The historical compensation decision making process is described below.

Market Comparisons

Historically, the Compensation Committee, with the input of management, develops the Company’s executive compensation plans by utilizing publicly available compensation data and subscription compensation survey data for companies nationally and regionally in the biopharmaceutical industry. In particular, the Compensation Committee has used data from the Radford Global Life Sciences Survey — Executive Survey (the “Radford Survey”), which the Compensation Committee believes to be a well-known survey of reliable compensation data for the biopharmaceutical industry. The Compensation Committee has generally targeted the 50th percentile of companies in the Radford Survey for benchmarking compensation against other companies because the Compensation Committee believes that the Company needs to provide competitive compensation to attract and retain talent. The Compensation Committee has not historically applied this target in a rigid fashion and is not bound by the 50th percentile target. The Compensation Committee also considers competitive market practices based on the experience of the members of the Compensation Committee and contacts at executive search firms. The Company believes that the practices of other companies in the biopharmaceutical industry, both nationally and regionally, provide it with appropriate compensation benchmarks, because these companies operate in the same industry as the Company, have similar organizational structures and tend to compete with the Company for executives and other employees. The Company and the

Annex I-20

Compensation Committee also hired a compensation consultant from the Hay Group in October 2008. In light of the subsequent acquisition related events, his findings and recommendations have not been utilized.

Company Performance Goals

The Compensation Committee has implemented an annual performance management program under which annual corporate goals are proposed by management and approved by the Board of Directors for the upcoming year, and annual personal goals for the executive officers are proposed by management and approved by the Compensation Committee for the upcoming year. After the completion of each year, the Compensation Committee reviews management’s recommendations with respect to the achievement of corporate and personal goals and awards bonuses to the executive officers based on the percentage of achievement. These corporate and individual goals include the achievement of qualitative and quantitative operational and financial targets and pre-defined research and development milestones, with each goal weighted as to importance by the Board of Directors or Compensation Committee. The corporate and individual goals are designed to align the compensation of the executive officers with important operational, financial and research and development objectives and timelines of the Company.

In light of the pending acquisition, the Compensation Committee decided not to follow the normal process of annual corporate and individual goal evaluation or approval.

2009 Compensation

The Company will not seek to create or implement any compensation initiatives in the fiscal year ending December 31, 2009 in light of the pending acquisition.

Internal Pay Equity

The Compensation Committee reviews internal pay equity among the executive officers as part of its overall compensation analysis. The Compensation Committee has not established a formal policy regarding the ratio of total compensation of the Company’s Chief Executive Officer to that of the other executive officers, but it reviews all elements of compensation for the executive officers to ensure that appropriate internal equity exists. The Compensation Committee believes that the difference between the compensation of the Chief Executive Officer and the other executive officers is appropriate, given the greater responsibilities of the Chief Executive Officer, the role that the Chief Executive Officer plays within the Company and market-based compensation data from the Radford Survey.

Termination Based Compensation

Severance.  Upon termination of employment, the Company’s executive officers are entitled to receive severance payments under their respective employment agreements. In determining whether to approve and setting the terms of such severance arrangements, the Compensation Committee recognizes that executives — especially highly ranked executives — often face challenges securing new employment following termination. Severance for termination without cause for executive officers other than the Company’s Chief Executive Officer ranges from one to 12 months of base salary. The employment agreement of the Company’s Chief Executive Officer provides that he will receive severance which has been extended from 12 months to 18 months since Mr. Leuchtenberger has been employed by the Company for two years as of September 12, 2008. The Company believes that its Chief Executive Officer’s severance package is in line with severance packages offered to chief executive officers of other biopharmaceutical companies represented in the compensation data it reviewed.

Acceleration of vesting of equity-based awards.  In the event of a change of control, as defined in the employment agreements of the Company’s executive officers, certain provisions allow for acceleration of equity awards in case the executive officer’s employment is terminated for certain reasons after a change in control. Mr. Miller’s employment agreement does not contain such a provision.

Annex I-21

See “— Employment Agreements” and “— Potential Payments upon Termination or Change of Control” below for a detailed discussion of these provisions.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to the Company’s Chief Executive Officer and its four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. The Company generally intends to structure the performance-based portion of its executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to the Company. The Company’s Board of Directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis included in this Information Statement with management. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement for filing with the SEC.

Respectfully submitted,
Compensation Committee of the Board of Directors,

William W. Crouse, Chair
Jeffrey Courtney
Rosemary A. Crane

NO PORTION OF THE FOREGOING REPORT SHALL BE DEEMED “SOLICITING MATERIAL” OR INCORPORATED BY REFERENCE INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS INFORMATION STATEMENT EXCEPT TO THE EXTENT THAT TARGANTA SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE. IN ADDITION, THIS REPORT SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

Annex I-22

Summary Compensation Table

The following table shows the compensation paid or accrued during the fiscal years ended December 31, 2008, 2007 and 2006 to (1) the Company’s Chief Executive Officer, Mark W. Leuchtenberger, (2) the Company’s Chief Financial Officer, George A. Eldridge, and (3) the Company’s other most highly compensated executive officers. During the fiscal year ended December 31, 2008, the Company had six executive officers. Amounts included under Options Awards below represent the fair value of the award calculated under Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”).

					Option	All Other
		Salary		Bonus	Awards	Compensation		Total
Name and Principal Position	Year	($)		($)	($)(1)	($)		($)

Mark W. Leuchtenberger,	2008	$375,000		$—	$515,292	$16,171	(3)	$906,463
Director, President and	2007	350,000		125,000	542,065	12,214		1,029,279
Chief Executive Officer	2006	100,685	(2)	—	1,000	2,457		104,142
George A. Eldridge,	2008	$291,500		$—	$128,965	$953	(6)	$421,418
Senior Vice President	2007	252,115	(4)	56,500	116,925	510		426,050
Finance and Administration	2006	59,068	(5)	—	297	142		59,507
and Chief Financial Officer
Pierre E. Etienne, M.D.,(7)	2008	$309,000		$—	$184,286	$110,267	(8)	$603,553
Former Chief Development Officer	2007	300,000		50,000	398,989	84,766		833,755
	2006	278,356		95,000	37,727	1,732		412,815
Thomas R. Parr, Jr., Ph.D.,	2008	$291,500		$—	$149,021	$2,834	(6)	$443,355
Chief Scientific Officer	2007	252,115	(4)	52,700	201,224	29,368	(9)	535,407
	2006	220,000		55,000	9,728	18,275		303,003
Roger D. Miller,	2008	$257,250		$—	$63,502	$2,380	(6)	$323,132
Vice President Operations and Manufacturing
Mona L. Haynes,	2008	$227,404	(10)	$—	$138,017	$1,168	(6)	$366,589
Chief Commercial Officer

(1)	This column shows the amounts recognized in 2008, 2007 and 2006 for financial statement reporting purposes under SFAS 123(R), without regard to any estimate of forfeitures related to service-based vesting conditions, and thus includes all amounts from awards granted in and prior to 2008. The exercise price of each of these grants was at or above the fair value of the Shares on the date of grant, and as a result, the SFAS 123(R) value on a per share basis was determined to be in the range of $3.95 to $4.10 for 2008, $2.32 to $2.34 for 2007 and $1.20 for 2006. During 2008, options to purchase 780,108 Shares were either forfeited or expired, 171,501 of which were held by executive officers. During 2007, options to purchase 57,028 Shares were either forfeited or expired, 33,947 of which were held by executive officers. During 2006, options to purchase 771 Shares were either forfeited or expired, none of which were held by executive officers.

(2)	Mr. Leuchtenberger’s rate of base salary for 2006 was $350,000. Mr. Leuchtenberger commenced employment with the Company in September 2006.

(3)	Includes $7,644 paid by the Company in respect of life insurance premiums and $8,527 paid by the Company in respect of medical and dental insurance premiums in 2008. Includes $4,520 paid by the Company in respect of life insurance premiums and $7,694 paid by the Company in respect of medical and dental insurance premiums in 2007.

(4)	The rates of base salary during 2007 for each of Mr. Eldridge and Dr. Parr were as follows: (a) prior to the completion of the Company’s Series C financing transaction at the end of January 2007, $220,000; (b) from February 2007 through the October 2007 completion of the Company’s initial public offering, $250,000; and (c) following the completion of the Company’s initial public offering in October 2007, $275,000.

(5)	Mr. Eldridge’s rate of base salary for 2006 was $220,000. Mr. Eldridge commenced employment with the Company in September 2006.

Annex I-23

(6)	Comprised of amounts paid by the Company in respect of life insurance premiums.

(7)	Dr. Etienne was Chief Development Officer of the Company until December 26, 2008.

(8)	Includes $5,002 paid by the Company in respect of life insurance premiums, $42,550 paid by the Company in respect of housing allowances, $24,451 paid by the Company in respect of travel allowances and $38,264 paid by the Company in respect of tax gross-ups related to the housing and travel allowances Dr. Etienne received in 2008. Includes $2,849 paid by the Company in respect of life insurance premiums, $30,627 paid by the Company in respect of housing allowances, $18,528 paid by the Company in respect of travel allowances and $32,762 paid by the Company in respect of tax gross-ups related to the housing and travel allowances Dr. Etienne received in 2007.

(9)	Includes $1,217 paid by the Company in respect of life insurance premiums, a $12,397 car allowance, a $11,313 housing allowance and $4,441 in non-taxable relocation expenses paid by the Company.

(10)	Ms. Haynes’ rate of base salary for 2008 was $275,000. Ms. Haynes commenced employment with the Company in March 2008.

Grants of Plan-Based Awards

The following table presents information regarding grants of equity awards during the fiscal year ended December 31, 2008 to the NEOs.

			Exercise or Base	Grant Date Fair
		Number of Securities	Price of Option	Value of Stock and
Name	Grant Date	Underlying Options	Awards ($/Sh)	Option Awards(1)

Mark W. Leuchtenberger	2/6/2008	135,000	$8.34	$533,682
George A. Eldridge	2/6/2008	50,000	$8.34	$197,660
Pierre E. Etienne, M.D.(2)	2/6/2008	38,000	$8.34	$150,222
Thomas R. Parr, Jr., Ph.D.	2/6/2008	45,000	$8.34	$177,894
Roger D. Miller	2/6/2008	34,000	$8.34	$134,409
Mona L. Haynes	3/3/2008	143,000	$8.68	$586,243

(1)	This column reflects the SFAS 123(R) grant date fair value of each award made to a NEO.

(2)	Dr. Etienne was Chief Development Officer of the Company until December 26, 2008.

All of the stock option awards disclosed in the table above were issued under the Company’s 2007 Option Plan and were granted with an exercise price per share at least equal to the closing price of the Shares on the date of grant, as reported on the Nasdaq Global Market.

Employment Agreements

The terms of each NEOs compensation are derived from employment agreements entered into between the Company and its NEOs and annual performance reviews conducted by the Compensation Committee, in the case of Mr. Leuchtenberger, and by the Compensation Committee after obtaining Mr. Leuchtenberger’s recommendations in the case of the other NEOs. Annual base salary increases, annual stock option awards and cash bonuses, if any, for Mr. Leuchtenberger are determined by the Compensation Committee.

Mr. Leuchtenberger recommends annual base salary increases, annual stock option awards and cash bonuses, if any, for the other NEOs, which are reviewed and approved by the Compensation Committee. The employment agreements described below were negotiated by the Company with input from management, the Board of Directors and the Compensation Committee. The terms of the employment agreements were determined based on numerous factors, including (i) a review of market-based data for each position, (ii) the compensation package that each executive had prior to joining the Company, (iii) consideration of the role that each executive was being asked to perform, (iv) input and advice from executive search firms involved in hiring the executives and (v) a review of internal pay equity issues within the executive team.

Mark W. Leuchtenberger.  Pursuant to an agreement dated September 12, 2006 between the Company and Mr. Leuchtenberger, the Company agreed to employ Mr. Leuchtenberger as its President and Chief

Annex I-24

Executive Officer. The Company also agreed that so long as Mr. Leuchtenberger continues to serve as the Company’s President and Chief Executive Officer, subject to election by the stockholders, he will serve as a member of the Company’s Board of Directors. Under this agreement, Mr. Leuchtenberger’s initial annual base salary was $350,000 per year, subject to annual review and adjustment from time to time at the discretion of the Board of Directors. In February 2008, the Compensation Committee reviewed Mr. Leuchtenberger’s performance during 2007 and increased his base salary by 7.1% to $375,000. Mr. Leuchtenberger is eligible to receive an annual performance bonus of up to 50% of his base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Mr. Leuchtenberger. In connection with Mr. Leuchtenberger’s commencement of employment, the Company made an initial grant of options to purchase 13,332 Shares at an exercise price of $56.40 per share pursuant to the terms and conditions of the Company’s 2005 Option Plan, which option vests quarterly over four years subject to acceleration in certain circumstances described below. As a result of the consummation of the Series C financing in January and February 2007, Mr. Leuchtenberger’s percentage ownership of the Company was significantly diluted, and on May 8, 2007, the Company made an additional grant of options to Mr. Leuchtenberger to purchase 672,500 Shares, which option vests quarterly over four years subject to acceleration in certain circumstances described below, at an exercise price of $4.00 per share. By accepting this new option grant, Mr. Leuchtenberger agreed to tender for cancellation all options previously granted to him by the Company. As a condition of employment, Mr. Leuchtenberger entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he agreed not to compete with the Company or to solicit customers or employees of the Company for a period of 12 months after the termination of his employment.

If Mr. Leuchtenberger’s employment is terminated without cause by the Company or due to his death or disability or he terminates his employment for good reason within 24 months following a change of control, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 18 months; (b) unless termination is due to his death, that portion of any bonus (on a pro rated basis) that the Board of Directors, in its discretion, otherwise would have awarded to him as of such date; and (c) reimbursement of Mr. Leuchtenberger or his dependents for the cost of COBRA premiums (less the employee portion thereof) during the 18-month severance period. In addition, in the event that Mr. Leuchtenberger terminates his employment with the Company for good reason or the Company terminates his employment without cause at any time following a change of control, he would become vested in 100% of his then unvested options. The Company may also adjust the timing and/or amount of any payment or benefit due to Mr. Leuchtenberger to avoid the imposition of an excise tax upon him pursuant to Section 4999 of the Internal Revenue Code.

George A. Eldridge.  Pursuant to an agreement dated September 25, 2006 between the Company and Mr. Eldridge, the Company agreed to employ Mr. Eldridge as its Chief Financial Officer and Treasurer. Under this agreement, Mr. Eldridge’s annual base salary was initially set at $220,000 per year and was increased to $250,000 per year upon the consummation of the Company’s Series C financing in January 2007, and further increased to $275,000 per year upon the consummation of the IPO in October 2007. Pursuant to this Agreement, Mr. Eldridge’s base salary rate is subject to annual review and adjustment from time to time at the discretion of the Board of Directors. In February 2008, the Compensation Committee reviewed Mr. Eldridge’s performance during 2007 and increased his base salary by 6% to $291,500. Mr. Eldridge is eligible to receive an annual performance bonus of up to 25% of his base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Mr. Eldridge. In connection with Mr. Eldridge’s commencement of employment, the Company made an initial grant of options to purchase 3,957 Shares at an exercise price of $56.40 per share pursuant to the terms and conditions of the Company’s 2005 Option Plan, which option vests quarterly over four years subject to acceleration in certain circumstances described below. As a result of the consummation of the Company’s Series C financing in January and February 2007, Mr. Eldridge’s percentage ownership of the Company was significantly diluted, and on May 8, 2007, the Company made an additional grant of options to Mr. Eldridge to purchase 143,749 Shares, which option vests quarterly over four years subject to acceleration in certain circumstances described below, at an exercise price of $4.00 per share. By accepting this new option grant, Mr. Eldridge agreed to tender for cancellation all options previously granted to him by the Company.

Annex I-25

As a condition of employment, Mr. Eldridge entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he agreed not to compete with the Company or to solicit customers or employees of the Company for a period of 12 months after the termination of his employment. If Mr. Eldridge’s employment is terminated without cause by the Company or due to his death or disability or he terminates his employment for good reason within 24 months following a change of control, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 6 months, provided that the payment period shall be extended from 6 months to 12 months if such termination occurs within 24 months following a change of control; (b) unless termination is due to his death, that portion of any bonus (on a pro rated basis) that the Board of Directors, in its discretion, otherwise would have awarded to him as of such date; and (c) reimbursement of Mr. Eldridge or his dependents for the cost of COBRA premiums (less the employee portion thereof) during the 6- or 12-month severance period. In addition, in the event that Mr. Eldridge terminates his employment with the Company for good reason or the Company terminates his employment without cause at any time following a change of control or within 30 days prior to a change of control, he would become vested in 100% of his then unvested options. The Company may also adjust the timing and/or amount of any payment or benefit due to Mr. Eldridge to avoid the imposition of an excise tax upon him pursuant to Section 4999 of the Internal Revenue Code.

Pierre E. Etienne, M.D.  Pursuant to an agreement dated May 6, 2007, as amended, between the Company and Dr. Etienne, Dr. Etienne served as the Company’s Chief Development Officer until December 26, 2008. Under this agreement, Dr. Etienne’s annual base salary was initially set at $300,000 per year, subject to annual review and adjustment from time to time at the discretion of the Board of Directors. In February 2008, the Compensation Committee reviewed Dr. Etienne’s performance during 2007 and increased his base salary by 3% to $309,000. Dr. Etienne is eligible to receive an annual performance bonus of up to 25% of his base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Dr. Etienne. Dr. Etienne was previously granted options to purchase (i) 3,332 Shares at $28.80 per share, (ii) 1,666 Shares at $56.40 per share and (iii) 7,663 shares of the capital stock of the Company’s Québec subsidiary at $32.99 per share. As a result of the consummation of the Company’s Series C financing in January and February 2007, Dr. Etienne’s percentage ownership of the Company was significantly diluted, and on May 8, 2007, the Company made a grant of options to Dr. Etienne to purchase 375,000 Shares at an exercise price of $4.00 per share pursuant to the terms and conditions of the 2005 Option Plan. Pursuant to an amendment to his employment agreement, the options granted to Dr. Etienne no longer vest according to the achievement of clinical milestones, but, so long as Dr. Etienne remained employed by the Company, vest on a time-based schedule. Under this new vesting schedule, 93,749 of these options were vested upon grant and the remaining options are scheduled to vest quarterly over three years, commencing on the three-month anniversary of the date of grant, subject to acceleration in certain circumstances as further described below. By accepting this new option grant, Dr. Etienne agreed to tender for cancellation all options previously granted to him by the Company and the Company’s Québec subsidiary.

Dr. Etienne entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he agreed not to compete with the Company or to solicit customers or employees of the Company for a period of 12 months after the termination of his employment. If Dr. Etienne’s employment is terminated without cause by the Company or due to his death or disability or he terminates his employment for good reason within 24 months following a change of control, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 12 months; (b) unless termination is due to his death, that portion of any bonus (on a pro rated basis) that the Board of Directors, in its discretion, otherwise would have awarded to him as of such date; and (c) reimbursement of Dr. Etienne or his dependents for the cost of COBRA premiums (less the employee portion thereof) during the 12-month severance period. In addition, in the event that the Company terminates Dr. Etienne’s employment with the Company without cause following a change of control or within 30 days prior to a change of control, he would become vested in 100% of his then unvested options. The Company may also adjust the timing and/or amount of any payment or benefit due to Dr. Etienne to avoid the imposition of an excise tax upon him pursuant to Section 4999 of the Internal Revenue Code.

Annex I-26

Thomas R. Parr, Jr., Ph.D.  Pursuant to an agreement dated May 8, 2007 between the Company and Dr. Parr, Dr. Parr serves as the Company’s Chief Scientific Officer. Under this agreement, Dr. Parr’s annual base salary was initially set at $220,000 per year and was increased to $250,000 per year upon the consummation of the Company’s Series C financing in January 2007, and further increased to $275,000 per year upon the consummation of the IPO in October 2007. Pursuant to this Agreement, Dr. Parr’s base salary rate is subject to annual review and adjustment from time to time at the discretion of the Board of Directors. In February 2008, the Compensation Committee reviewed Dr. Parr’s performance during 2007 and increased his base salary by 6% to $291,500. Dr. Parr is eligible to receive an annual performance bonus of up to 25% of his base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Dr. Parr. Dr. Parr was previously granted (a) an option to purchase 2,082 Shares on March 29, 2006 at $28.80 per share and (b) an option to purchase 1,915 shares of the capital stock of the Company’s Québec subsidiary at an exercise price of $37.17. As a result of the consummation of the Company’s Series C financing in January and February 2007, Dr. Parr’s percentage ownership of the Company was significantly diluted, and on May 8, 2007, the Company made a grant of options to Dr. Parr to purchase 187,499 Shares at an exercise price of $4.00 per share pursuant to the terms and conditions of the 2005 Option Plan, of which 46,875 were vested upon grant and the remaining shares are scheduled to vest quarterly over three years, subject to acceleration in certain circumstances as described below. By accepting this new option grant, Dr. Parr agreed to tender for cancellation all options previously granted to him by the Company or the Company’s Québec subsidiary.

Dr. Parr entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he agreed not to compete with the Company or to solicit customers or employees of the Company for a period of 12 months after the termination of his employment. If Dr. Parr’s employment is terminated without cause by the Company or due to his death or disability or he terminates his employment for good reason within 24 months following a change of control, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 6 months, provided that the payment period shall be extended from 6 months to 12 months if such termination occurs within 24 months following a change of control; (b) unless termination is due to his death, that portion of any bonus (on a pro rated basis) that the Board of Directors, in its discretion, otherwise would have awarded to him as of such date; and (c) reimbursement of Dr. Parr or his dependents for the cost of COBRA premiums (less the employee portion thereof) during the 6- or 12-month severance period. In addition, in the event that Dr. Parr terminates his employment with the Company for good reason or the Company terminates his employment without cause at any time following a change of control or without cause within 30 days prior to the consummation of a change of control, he would become vested in 100% of his then unvested options. The Company may also adjust the timing and/or amount of any payment or benefit due to Dr. Parr to avoid the imposition of an excise tax upon him pursuant to Section 4999 of the Internal Revenue Code.

Mona L. Haynes.  Pursuant to an agreement dated February 7, 2008 between the Company and Ms. Haynes, Ms. Haynes serves as the Company’s Chief Commercial Officer. Under this agreement, Ms. Haynes’s annual base salary was initially set at $275,000 per year. Pursuant to this Agreement, Ms. Haynes’s base salary rate is subject to annual review and adjustment from time to time at the discretion of the Board of Directors. Ms. Haynes is eligible to receive an annual performance bonus of up to 25% of her base salary based upon achievement of certain milestones and performance objectives to be mutually agreed upon by the Board of Directors and Ms. Haynes. As part of the employment agreement, Ms. Haynes was granted an option to purchase 143,000 Shares at an exercise price of $8.68 per share pursuant to the terms and conditions of the 2007 Option Plan. The options will vest quarterly in arrears over four years, commencing on February 7, 2008.

Ms. Haynes entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which she agreed not to compete with the Company or to solicit customers or employees of the Company for a period of 12 months after the termination of her employment. If Ms. Haynes’s employment is terminated without cause by the Company or due to her death or disability or she terminates her employment for good reason within 24 months following a change of control, she will receive the following severance benefits following her employment termination: (a) base salary for a period of 6 months, provided that the payment

Annex I-27

period shall be extended from 6 months to 12 months if such termination occurs within 24 months following a change of control; (b) unless termination is due to her death, that portion of any bonus (on a pro rated basis) that the Board of Directors, in its discretion, otherwise would have awarded to her as of such date; and (c) reimbursement of Ms. Haynes or her dependents for the cost of COBRA premiums (less the employee portion thereof) during the 6- or 12-month severance period. In addition, in the event that Ms. Haynes terminates her employment with the Company for good reason or the Company terminates her employment without cause at any time following a change of control or without cause within 30 days prior to the consummation of a change of control, she would become vested in 100% of her then unvested options. The Company may also adjust the timing and/or amount of any payment or benefit due to Ms. Haynes to avoid the imposition of an excise tax upon her pursuant to Section 4999 of the Internal Revenue Code.

Roger D. Miller.  Pursuant to an agreement dated August 10, 2006 between the Company and Mr. Miller, Mr. Miller serves as the Vice President Operations and Manufacturing. Under this agreement, Mr. Miller’s annual base salary was initially set at $165,000 per year. Pursuant to this agreement, Mr. Miller’s base salary rate is subject to annual review and adjustment from time to time at the discretion of the Board of Directors. In 2008, Mr. Miller’s first year as an NEO, his base salary was $257,250. Mr. Miller’s Employment Agreement has no provision for an annual bonus. In connection with Mr. Miller’s commencement of employment, the Company made an initial grant of options to purchase 129,900 Shares at an exercise price of $0.24 per Share pursuant to the terms and conditions of the Company’s 2005 Option Plan, which vested on the achievement of various regulatory milestones. Following the Company’s Series C financing in January and February 2007, Mr. Miller’s percentage ownership of the Company was significantly diluted, and on May 8, 2007, the Company made an additional grant of options to Mr. Miller to purchase 45,000 Shares, which option vests quarterly over four years subject to acceleration in certain circumstances described below, at an exercise price of $5.00 per share. By accepting this new option grant, Mr. Miller agreed to tender for cancellation all options previously granted to him by the Company.

Mr. Miller entered into a non-competition, non-solicitation and non-disclosure agreement pursuant to which he agreed not to compete with the Company or to solicit customers or employees of the Company for a period of 12 months after the termination of his employment. If Mr. Miller’s employment is terminated without cause by the Company, he will receive his base salary for a period of one month. On December 16, 2009, the Company Board voted to grant employees at or above the level of vice president, including Mr. Miller six months of severance payments if his or her employment is terminated without cause. All of Mr. Miller’s stock options under the 2005 Option Plan would become fully vested if the Company terminates his employment without cause at any time following a change of control or without cause within 30 days prior to a change of control.

For a description and quantification of benefits payable to the NEOs in connection with a termination of employment or a change of control, see “Potential Payments upon Termination or Change of Control” below.

Annex I-28

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options outstanding on December 31, 2008, the last day of the Company’s fiscal year, to each of the NEOs.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options (#)	Options (#)	Exercise	Expiration
Name	Exercisable(1)	Unexercisable	Price ($)	Date

Mark W. Leuchtenberger	378,281	294,219	$4.00	5/8/2017	(1)
	25,312	109,688	$8.34	2/6/2018	(6)
George A. Eldridge	80,858	62,891	$4.00	5/8/2017	(2)
	9,375	40,625	$8.34	2/6/2018	(6)
Pierre E. Etienne, M.D.(8)	234,374	—	$4.00	9/26/2009	(3)
	7,125	—	$8.34	9/26/2009	(6)
Thomas R. Parr, Jr., Ph.D.	117,187	70,312	$4.00	5/8/2017	(4)
	8,437	36,563	$8.34	2/6/2018	(6)
Roger D. Miller	38,671	17,579	$4.00	5/8/2017	(5)
	6,375	27,625	$8.34	2/6/2018	(6)
Mona L. Haynes	26,812	116,188	$8.68	3/3/2018	(7)

(1)	Option granted under the Company’s 2005 Option Plan that vests as follows: quarterly in arrears over four years, beginning September 18, 2006.

(2)	Option granted under the Company’s 2005 Option Plan that vests as follows: quarterly in arrears over four years, beginning September 25, 2006.

(3)	Option granted under the Company’s 2005 Option Plan that vests as follows: 93,749 of the 375,000 shares vested immediately upon grant; the remaining shares vest quarterly in arrears over three years, commencing on the three-month anniversary of the date of grant. Option vesting ceased on December 26, 2008, the date of Dr. Etienne’s termination.

(4)	Option granted under the Company’s 2005 Option Plan that vests as follows: quarterly in arrears over four years, beginning April 1, 2006.

(5)	Option granted under the Company’s 2005 Option Plan that vests as follows: quarterly in arrears over four years, beginning January 20, 2006.

(6)	Option granted under the Company’s 2007 Option Plan that vests as follows: quarterly in arrears over four years, beginning February 6, 2008. For Dr. Etienne, option vesting stopped on December 26, 2008, the date of his termination.

(7)	Option granted under the Company’s 2007 Option Plan that vests as follows: quarterly in arrears over four years, beginning March 3, 2008.

(8)	Dr. Etienne was Chief Development Officer of the Company until December 26, 2008.

In addition to the vesting conditions stated in the table above, these option grants include an alternate vesting schedule following a change of control (see “Compensation Discussion and Analysis — Termination Based Compensation — Acceleration of vesting of equity-based awards”).

Option Exercises and Stock Vested

The Company did not have any option exercises by the NEOs during the fiscal year ended December 31, 2008.

Pension Benefits

The Company does not have any qualified or non-qualified defined benefit plans.

Annex I-29

Nonqualified Defined Contribution Plan

The Company does not have any nonqualified defined contribution plans.

Potential Payments upon Termination or Change of Control

The Company has entered into certain agreements and maintains certain plans that may require it to make certain payments and/or provide certain benefits to the NEOs, except for Mr. Miller, in the event of a termination of employment or a change of control. See “Employment Agreements” above for a description of the severance and change in control arrangements for the NEOs. The NEOs will only be eligible to receive severance payments if each such officer signs a general release of claims. The tables below summarize the potential payments to each NEO assuming that one of the following events occurs. The tables assume that the event occurred on December 31, 2008, the last day of the Company’s fiscal year. The Company has used a per Share price of $6.55, which represents the merger consideration of $2.00 per share at the time of merger plus an additional $4.55 per share of payments contingent upon the achievement of certain milestones.

Under the employment agreements for the NEOs, a change of control is defined to mean any of the following events: (i) the dissolution or liquidation of the Company, (ii) any merger or consolidation of the Company with one (1) or more corporations where the Company is the surviving corporation and the stockholders of the immediately prior to such transaction do not own at least fifty percent (50%) of the Company’s outstanding capital stock immediately after such transaction, (iii) any merger or consolidation of the Company with one or more corporations where the Company is not the surviving corporation, or (iv) a sale of substantially all of the assets of the Company or fifty percent (50%) or more of the then outstanding shares of capital stock of the Company to another corporation or entity.

Under the employment agreements for the NEOs, cause is defined to mean (i) employee’s incompetence or failure or refusal to perform satisfactorily any duties reasonably required of employee by the Board of Directors and/or the Company (other than by reason of disability), including employee’s continuing inattention to or neglect of his duties and responsibilities reasonably assigned to him by the Company and/or the Board of Directors; (ii) employee’s violation of any law, rule or regulation (other than traffic violations, misdemeanors or similar offenses) or cease-and-desist order, court order, judgment, regulatory directive or agreement or employee’s conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude; (iii) the commission or omission of or engaging in any act or practice that constitutes a material breach of employee’s fiduciary duty to the Company, involves personal dishonesty, fraud or misrepresentation on the part of employee or demonstrates a willful or continuing disregard for the best interests of the Company; (iv) employee’s engaging in dishonorable or disruptive behavior, practices or acts that would be reasonably expected to harm or bring disrepute to the Company, its subsidiaries, its business or any of its customers, employees or vendors; or (v) a breach by employee of his obligations under the non-competition, non-solicitation, non-disclosure and ownership of inventions agreement or any Company code of conduct or ethics or other Company policies or practices.

Under the employment agreements for Messrs. Leuchtenberger and Eldridge, Dr. Parr and Ms. Haynes, good reason is defined to mean: (i) the failure of the Company to employ employee in his or her current or a substantially similar position, without regard to title, such that his or her duties and responsibilities are materially diminished without his or her written consent (provided that he or she notifies the Company in writing of such diminution of duties within 60 days of the diminution); (ii) a material reduction in employee’s base salary and/or target annual bonus without his or her written consent (unless such reduction is in connection with a proportional reduction in compensation to all or substantially all of the Company’s employees); or (iii) a permanent relocation of employee’s primary place of employment more than 50 miles from his or her current site of employment without employee’s written consent.

Under the employment agreement for Dr. Etienne, good reason is defined to mean: (i) the failure of the Company to employ Dr. Etienne in his current or a substantially similar position with the same reporting relationship, without regard to title, such that his duties and responsibilities are materially diminished without his written consent (provided that he notifies the Company in writing of such diminution of duties within 45 days of the diminution); (ii) a reduction in Dr. Etienne’s base salary and/or target annual bonus without his

Annex I-30

written consent (unless such reduction is in connection with a proportional reduction in compensation to all or substantially all of the Company’s employees); or (iii) a requirement that Dr. Etienne relocate his permanent personal residence to a location outside of the geographic vicinity of the Company’s present corporate headquarters, except that it shall not be good reason for Dr. Etienne to terminate his employment if the Company continues to provide Dr. Etienne with either a Company apartment in substantially the same manner as it currently does or other reasonable Company-paid accommodations in any remote location where Dr. Etienne is required to regularly perform services for the Company.

Mark W. Leuchtenberger, President and Chief Executive Officer

			Termination
			Not for Cause or
			Resignation for
			Good Reason in
	Termination		Connection With
	Not for		or Following a
	Cause		Change of Control		Death		Disability

Base Salary	$562,500	(1)	$562,500	(1)	$562,500	(1)	$562,500	(1)
Bonus	$187,500	(2)	$187,500	(2)	—		$187,500	(2)
Benefits	$32,990	(3)	$32,990	(3)	$32,990	(3)	$32,990	(3)
Number of Stock Options	—		807,500	(4)	—		—
Value of Stock Options	—		—	(5)	—		—
Total	$782,990		$782,990		$595,490		$782,990

(1)	Continuation of base salary for 18 months following termination of employment by the Company without cause, due to death or disability or on account of resignation for good reason within 24 months following a change of control.

(2)	Represents the maximum bonus of 50% of base salary; pursuant to his employment agreement, Mr. Leuchtenberger would be eligible to receive that portion of any bonus (on a pro rated basis) that the Board of Directors, in its discretion, otherwise would have awarded to him as of his termination date.

(3)	Represents the cost of COBRA premiums (less employee portion of premiums) for 18 months following termination.

(4)	All of Mr. Leuchtenberger’s stock options would become fully vested if he terminates his employment for good reason or if the Company terminates his employment without cause at any time following a change of control. The Company Stock Options held by him will terminate immediately prior to the Effective Time to the extent not then exercised. Mr. Leuchtenberger does not intend to exercise his Company Stock Options prior to the Effective Time.

(5)	Assumes a termination event on December 31, 2008, when the closing price of the Shares was $0.61.

George A. Eldridge, Senior Vice President Finance and Administration and Chief Financial Officer

			Termination
			Not for Cause or
			Resignation for
			Good Reason in
	Termination		Connection With
	Not for		or Following a
	Cause		Change of Control		Death		Disability

Base Salary	$145,750	(1)	$291,500	(1)	$145,750	(1)	$145,750	(1)
Bonus	$72,875	(2)	$72,875	(2)	—		$72,875	(2)
Benefits	$10,721	(3)	$21,855	(3)	$10,721	(3)	$10,721	(3)
Number of Stock Options	—		193,749	(4)	—		—
Value of Stock Options	—		—	(5)	—		—
Total	$229,346		$386,230		$156,471		$229,346

Annex I-31

(1)	Continuation of base salary for 6 months following termination. If termination occurs within 24 months following a change of control, continuation of base salary will be extended from 6 months to 12 months, resulting in aggregate payments of salary continuation of $291,500.

(2)	Represents the maximum bonus of 25% of base salary. Pursuant to his employment agreement, Mr. Eldridge would be eligible to receive that portion of any bonus (on a pro rated basis) that the Board of Directors would have awarded to him as of his termination date.

(3)	Represents the cost of COBRA premiums (less employee portion of premiums) for 6 months following termination. If termination occurs within 24 months following change of control, such payment period shall be extended from 6 to 12 months, resulting in an aggregate cost of $21,855.

(4)	All of Mr. Eldridge’s stock options would become fully vested if he terminates his employment with the Company for good reason or if the Company terminates his employment without cause at any time following a change of control or without cause within 30 days prior to a change of control. The Company Stock Options held by him will terminate immediately prior to the Effective Time to the extent not then exercised. Mr. Eldridge does not intend to exercise his Company Stock Options prior to the Effective Time.

(5)	Assumes a termination event on December 31, 2008, when the closing price of the Shares was $0.61.

Pierre E. Etienne, M.D., Former Chief Development Officer

			Termination
			Not for Cause in
	Termination		Connection With
	Not for		or Following a
	Cause		Change of Control		Death		Disability

Base Salary	$309,000	(1)	$309,000	(1)	$309,000	(1)	$309,000	(1)
Bonus	—	(2)	—	(2)	—		—	(2)
Benefits	—	(3)	—	(3)	—	(3)	—	(3)
Number of Stock Options	—		241,499	(4)	—		—
Value of Stock Options	—		—	(5)	—		—
Total	$309,000		$309,000		$309,000		$309,000

(1)	Continuation of base salary for 12 months following termination.

(2)	Represents the maximum bonus of 25% of base salary. Pursuant to his employment agreement, Dr. Etienne would be eligible to receive that portion of any bonus (on a pro rated basis) that the Board of Directors would have awarded to him as of the termination date. Dr. Etienne was terminated on December 26, 2008 and the Board of Directors has not and does not intend to award bonuses for the fiscal year ended December 31, 2008.

(3)	The Company is not obligated to pay the cost of COBRA premiums for Dr. Etienne because he does not participate in the Company’s medical and dental insurance plans.

(4)	Dr. Etienne was terminated on December 26, 2008 and was fully vested in 241,499 shares issuable upon exercise of stock options at the time of his termination. Dr. Etienne has until September 26, 2009 to exercise these options.

(5)	Assumes a termination event on December 31, 2008, when the closing price of the Shares was $0.61.

Annex I-32

Thomas R. Parr, Jr., Ph.D., Chief Scientific Officer

			Termination
			Not for Cause or
			Resignation for
			Good Reason in
	Termination		Connection With
	Not for		or Following a
	Cause		Change of Control		Death		Disability

Base Salary	$145,750	(1)	$291,500	(1)	$145,750	(1)	$145,750	(1)
Bonus	$72,875	(2)	$72,875	(2)	—		$72,875	(2)
Benefits	$6,952	(3)	$14,157	(3)	$6,952	(3)	$6,952	(3)
Number of Stock Options	—		232,499	(4)	—		—
Value of Stock Options	—		—	(5)	—		—
Total	$225,577		$379,532		$152,702		$225,577

(1)	Continuation of base salary for 6 months following termination. If termination occurs within 24 months following a change of control, continuation of base salary will be extended from 6 months to 12 months, resulting in aggregate payments of salary continuation of $291,500.

(2)	Represents the maximum bonus of 25% of base salary. Pursuant to his employment agreement, Dr. Parr would be eligible to receive that portion of any bonus (on a pro rated basis) that the Board of Directors would have awarded to him as of his termination date.

(3)	Represents the cost of COBRA premiums (less employee portion of premiums) for 6 months following termination. If termination occurs within 24 months following change of control, such payment period shall be extended from 6 to 12 months, resulting in an aggregate cost of $14,157.

(4)	All of Dr. Parr’s stock options would become fully vested if he terminates his employment with the Company for good reason or if the Company terminates his employment without cause at any time following a change of control or without cause within 30 days prior to a change of control. The Company Stock Options held by him will terminate immediately prior to the Effective Time to the extent not then exercised. Dr. Parr does not intend to exercise his Company Stock Options prior to the Effective Time.

(5)	Assumes a termination event on December 31, 2008, when the closing price of the Shares was $0.61.

Roger D. Miller, Vice President Operations and Manufacturing

			Termination
			Not for Cause or
			Resignation for
			Good Reason in
	Termination		Connection With
	Not for		or Following a
	Cause		Change of Control		Death	Disability

Base Salary	$21,438	(1)	—		—	—
Bonus	—		—		—	—
Benefits	—		—		—	—
Number of Stock Options	—		90,250	(2)	—	—
Value of Stock Options	—		—	(3)	—	—
Total	$21,438		—		—	—

(1)	Continuation of base salary for one month following termination. On December 16, 2008, the Board of Directors approved a severance plan whereby Mr. Miller is to receive continuation of his base salary for 6 months following termination, resulting in aggregate payments of salary continuation of $128,625.

(2)	All of Mr. Miller’s stock options under the 2005 Option Plan would become fully vested if the Company terminates his employment without cause at any time following a change of control or without cause within 30 days prior to a change of control. Mr. Miller has agreed that Company Stock Options held by

Annex I-33

him will terminate immediately prior to the Effective Time to the extent not then exercised. Mr. Miller does not intend to exercise his Company Stock Options prior to the Effective Time.

(3)	Assumes a termination event on December 31, 2008, when the closing price of the Shares was $0.61.

Mona L. Haynes, Chief Commercial Officer

			Termination
			Not for Cause or
			Resignation for
			Good Reason in
	Termination		Connection With
	Not for		or Following a
	Cause		Change of Control		Death		Disability

Base Salary	$137,500	(1)	$275,000	(1)	$137,500	(1)	$137,500	(1)
Bonus	$68,750	(2)	$68,750	(2)	—		$68,750	(2)
Benefits	$10,721	(3)	$21,855	(3)	$10,721	(3)	$10,721	(3)
Number of Stock Options	—		143,000	(4)	—		—
Value of Stock Options	—		$936,650	(5)	—		—
Total	$216,971		$1,302,255		$148,221		$216,971

(1)	Continuation of base salary for 6 months following termination. If termination occurs within 24 months following a change of control, continuation of base salary will be extended from 6 months to 12 months, resulting in aggregate payments of salary continuation of $275,000.

(2)	Represents the maximum bonus of 25% of base salary. Pursuant to her employment agreement, Ms. Haynes would be eligible to receive that portion of any bonus (on a pro rated basis) that the Board of Directors would have awarded to her as of her termination date.

(3)	Represents the cost of COBRA premiums (less employee portion of premiums) for 6 months following termination. If termination occurs within 24 months following change of control, such payment period shall be extended from 6 to 12 months, resulting in an aggregate cost of $21,855.

(4)	All of Ms. Haynes’ stock options would become fully vested if she terminates her employment with the Company for good reason or if the Company terminates her employment without cause at any time following a change of control or without cause within 30 days prior to a change of control. The Company Stock Options held by her will terminate immediately prior to the Effective Time to the extent not then exercised. Ms. Haynes does not intend to exercise her Company Stock Options prior to the Effective Time.

(5)	Value upon termination is calculated using a merger consideration of $2.00 per Share at the time of merger plus an additional $4.55 per Contingent Payment Right contingent upon the achievement of certain regulatory and commercial milestones.

DIRECTOR COMPENSATION

Director Compensation Policy

It is the general policy of the Board of Directors that compensation for non-employee directors should include a mix of cash and equity-based compensation. The Company pays each member of its Board of Directors who is not an employee the following cash compensation for board services, as applicable:

•	$30,000 per year for service as a board member;

•	$12,000 per year for service as chairman of the Audit Committee;

•	$7,500 per year for service as chairman of the Compensation Committee;

•	$5,000 per year for service as chairman of the Nominating and Corporate Governance Committee;

•	$500 for each Audit Committee meeting attended ($1,000 for the chairman of the Audit Committee for each meeting attended);

Annex I-34

•	$500 for each Compensation Committee meeting attended; and

•	$500 for each Nominating and Corporate Governance Committee meeting attended.

The Company will also reimburse its non-employee directors for their reasonable expenses incurred in attending meetings of the Company’s Board of Directors and committees of the Board of Directors.

Additionally, members of the Company’s Board of Directors who are not employees of the Company will receive non-statutory stock options under the 2007 Option Plan. Each non-employee director joining the Company’s Board of Directors will automatically be granted a non-statutory stock option to purchase 25,000 Shares with an exercise price equal to the then fair market value of the Shares on the date such individual joins the Board of Directors. On the date of each annual meeting of the Company’s stockholders, each non-employee director will also automatically be granted a non-statutory stock option to purchase 10,000 Shares with an exercise price equal to the fair market value of the Shares on the date of the annual meeting. Initial grants will vest ratably in four equal installments on the date of grant and each of the first three anniversaries of the grant date. Automatic annual grants will vest in full upon grant. All Company Stock Options granted under the 2007 Option Plan to non-employee directors will have a term of up to ten years.

As a privately held company until October 2007, the Company did not historically provide cash compensation to its directors for their services as members of the Company’s Board of Directors or for attendance at Board of Directors or committee meetings. However, the Company’s directors were reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and its committees. Under the Company’s 2005 Option Plan, directors were eligible to receive stock option grants at the discretion of the Compensation Committee.

The following table sets forth a summary of the compensation earned by the Company’s directors and/or paid to certain of the Company’s directors (other than Mr. Leuchtenberger) during the fiscal year ended December 31, 2008. Amounts included under the header Options Awards below represent the fair value of the award calculated under SFAS 123(R).

	Fees
	Earned or
	Paid in	Option		All Other
Name	Cash ($)(1)	Awards ($)(2)		Compensation ($)	Total ($)

Stéphane Bancel	$31,000	$26,747	(3)	—	$57,747
Garen Bohlin	$50,000	$53,964		—	$103,964
Jeffrey Courtney	$36,000	$67,079		—	$103,079
Rosemary A. Crane	$33,000	$26,747	(3)	—	$59,747
William W. Crouse	$39,500	$72,062		—	$111,562
Eric M. Gordon	$36,500	$67,079		—	$103,579
Dilip J. Mehta	$31,500	$56,952		—	$88,452
Jay Venkatesan(4)	$32,000	$29,123		—	$61,123

(1)	Represents cash retainer and meeting attendance fees.

(2)	This column shows the amounts recognized in 2008 for financial statement reporting purposes under SFAS 123(R), without regard to any estimate of forfeitures related to service-based vesting conditions, and thus includes all amounts from awards granted in and prior to 2008. The grant date fair value of the award granted to each non-employee director on the date of our 2008 annual meeting of stockholders was $3.58 per Share. The grant date fair value of the awards granted to each non-employee director on August 25, 2008 was $3.17 per Share. During 2008, options to purchase 780,108 Shares were either forfeited or expired, 18,750 of which were held by directors.

(3)	Nonqualified stock options granted on August 25, 2008 upon election to the Board of Directors, exercisable for 25,000 Shares at an exercise price of $6.00 per share, with 6,250 Shares vested upon grant and the remaining Shares to vest ratably on the next three annual anniversaries of grant.

(4)	Resigned from Board of Directors on August 25, 2008.

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2007 Stock Option and Incentive Plan

The Company’s Board of Directors adopted the 2007 Option Plan in September 2007 and the Company’s stockholders approved the 2007 Option Plan in October 2007. The 2007 Option Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards and unrestricted stock awards. The Company initially reserved 1,258,138 Shares for the issuance of awards under the 2007 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization. In addition, the number of Shares available for future grant may be increased each year by an amount determined by the Board of Directors not to exceed 3.5% of all shares of the Company’s capital stock outstanding on December 31st of the preceding year. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. In addition, awards that are returned to the 2005 Option Plan as a result of their expiration, cancellation, termination or repurchase are automatically made available for issuance under the 2007 Option Plan. As of January 9, 2009, the total number of Shares reserved for issuance under the 2007 Option Plan was 2,275,468. As of January 9, 2009, options to purchase a total of 1,318,499 Shares were outstanding under the 2007 Option Plan.

The 2007 Option Plan is administered by the Compensation Committee, or another committee of at least two independent, non-employee directors. The administrator of the 2007 Option Plan has full power and authority to select the participants to whom awards will be granted, to grant any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers and other employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than 3,249,400 Shares may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period under the 2007 Option Plan.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of a Share on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. No incentive stock option awards may be granted under the 2007 Option Plan after September 20, 2017.

The Company may also grant stock appreciation rights under the 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the Shares between the exercise date and the date of grant. The administrator of the 2007 Option Plan determines the terms of stock appreciation rights, including when these rights become exercisable and whether to pay the increased appreciation in cash or with Shares, or a combination thereof. The exercise price of stock appreciation rights granted under the 2007 Option Plan may not be less than the fair market value of the Shares on the date of grant.

The Company may also grant restricted stock awards under the 2007 Option Plan. Restricted stock awards are Shares that vest in accordance with terms and conditions established by the administrator. The administrator of the 2007 Option Plan will determine the number of shares of restricted stock granted to any recipient. The administrator may impose whatever vesting conditions it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to the Company’s right of repurchase or forfeiture.

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The Company may also grant deferred stock awards under the 2007 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the administrator shall determine. Certain grantees, including directors, will be permitted to defer their compensation and receive deferred stock awards in lieu of current cash compensation. All deferred compensation will be structured to meet the requirements of Section 409A of the Internal Revenue Code. The 2007 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

The Company’s Board of Directors may amend or discontinue the 2007 Option Plan at any time and the administrator of the 2007 Option Plan may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in the Company’s capital stock or a change of control, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2007 Option Plan will be subject to approval by the Company’s stockholders if the amendment (1) increases the number of Shares available for issuance under the 2007 Option Plan above and beyond the 3.5% annual increases discussed above, (2) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (3) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (4) is required by the Nasdaq rules or (5) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified.

2005 Stock Option Plan

The Company’s Board of Directors and stockholders adopted the 2005 Option Plan in December 2005. Further, the Company’s Board of Directors and stockholders approved amendments to the 2005 Option Plan in August 2006, January 2007 and March 2007. Under the 2005 Option Plan, the Company previously was able to grant incentive stock options and nonqualified stock options to employees, officers, directors, consultants and advisors of the Company. As of January 9, 2009, there were outstanding options to purchase 2,068,442 Shares under the 2005 Option Plan. The Company is no longer permitted to make grants under the 2005 Option Plan.

The 2005 Option Plan is administered by the Company’s Board of Directors, which has delegated its administration authority to the Compensation Committee. The Compensation Committee previously selected the participants and established the price, terms and conditions of each option, including the vesting provisions. In addition, the Compensation Committee is authorized to cause the Company to issue Shares upon the exercise of any outstanding options under the 2005 Option Plan and to interpret option agreements executed under the 2005 Option Plan. The Board of Directors is authorized at any time to modify or amend the 2005 Option Plan in any respect, except where stockholder approval is required by law or where such termination or modification or amendment affects the rights of an optionee under a previously granted option and such optionee’s consent has not been obtained.

Under the 2005 Option Plan, the exercise price of all options was not permitted to be less than 100% of the fair market value of the Shares on the date of grant or, in the case of a grant to a 10% stockholder, not less than 110% of the fair market value of the Shares on the date of grant. Additionally, the term of any option granted under the 2005 Option Plan could not exceed ten years from the date of grant.

In the event of a change of control, the Compensation Committee may provide for (a) the continuation or assumption of any outstanding options by the Company or by the surviving corporation or its parent, (b) the substitution by the surviving corporation or its parent of options with substantially the same terms for any outstanding options, (c) the acceleration of the vesting of any options outstanding immediately prior to or as of the date of the transaction, and the expiration of any outstanding options to the extent not timely exercised by the date of the transaction or (d) the cancellation of all or any portion of any outstanding options by a cash payment of the excess, if any, of the fair market value of the shares subject to such outstanding options or portions thereof being canceled over the option price. In connection with the approval of the Merger Agreement, the Company Board accelerated to be fully vested immediately prior to the Effective Time and

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contingent on the consummation of the Merger each Company Stock Option issued under the 2005 Option Plan and provided that, to the extent not exercised prior to the Effective Time, each such option will be canceled as of immediately prior to the Effective Time without any payment or Merger Consideration issuable with respect thereto.

Immediately upon termination of employment of an employee of the Company, the unvested portion of any stock option will terminate and the balance, to the extent exercisable, will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such stock option could have been exercised without regard to this provision. However, in the case of employees of the Company’s Québec subsidiary, upon termination of employment, the unvested portion of any stock option granted under the 2005 Option Plan will vest in its entirety and will remain exercisable for the lesser of (i) a period of ninety days or (ii) the period ending on the latest date on which such stock option could have been exercised without regard to this provision. The plan provides exceptions for the vesting of options upon an individual’s death, disability or termination for cause.

1995 Option Plan

The board of directors of the Company’s Québec subsidiary (the “Québec Board”) adopted the 1995 Option Plan in January 2003 and amended the 1995 Option Plan in July 2006. Under the 1995 Option Plan, the Québec Board was previously authorized to grant stock options to employees, officers, directors, consultants and persons working on research projects of interests to the Company’s Québec subsidiary. A maximum of 15% of the issued and outstanding shares of every class of capital stock of the Company’s Québec subsidiary were authorized for issuance under the 1995 Option Plan. There are currently stock options exercisable for an aggregate of 3,597 common exchangeable shares of the Company’s Québec subsidiary outstanding under the 1995 Option Plan. In December 2005, the 1995 Option Plan was closed to further grants.

The Québec Plan is administered by the Québec Board, which previously selected the participants and established the price, terms and conditions of each option (including the vesting provisions). In addition, the Québec Board is authorized to cause the Company’s Québec subsidiary to issue shares upon the exercise of options outstanding under the Québec Plan and to interpret option agreements executed under the Québec Plan. The Québec Board is authorized at any time to modify or amend the Québec Plan in any respect, except where modification or amendment would materially increase the benefits under the Québec Plan, materially increase the number of shares of capital stock of the Company’s Québec subsidiary that would be issued under the Québec Plan, or materially modify the requirements as to eligibility for participation in the Québec Plan. The powers of the Québec Board have been removed by and are exercised by the Company in its capacity as the sole shareholder of the Québec subsidiary.

The term of any option granted under the Québec Plan could not exceed ten years from the date of grant. Immediately upon termination of employment of an employee by resignation or for cause, disability or death, the unvested portion of any stock option is forfeited and the balance, to the extent exercisable, will remain exercisable for the lesser of (i) a period of sixty days or (ii) the period ending on the latest date on which such stock option could have been exercised without regard to this provision. However, if an employee is terminated for a reason other than cause, all of such employee’s stock options issued under the Québec Plan shall automatically become vested and remain exercisable for the period ending on the latest date on which such stock option could have been exercised.

The Company, as the sole shareholder of Targanta Therapeutics Inc., the Company’s Québec subsidiary, has the right to redeem, and any holder of common exchangeable shares of Targanta Therapeutics Inc. has the right to cause the Company to redeem, any common exchangeable shares of Targanta Therapeutics Inc. issued upon exercise of these options in exchange for an equal number of Shares.

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, no executive officer of the Company served as (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in

Annex I-38

the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Compensation Committee of the Company; (ii) a director of any other entity, one of whose executive officers served on the Compensation Committee of the Company; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company. No person who served as a member of the Compensation Committee was, during the fiscal year ended December 31, 2008, an officer or employee of the Company, was formerly an officer of the Company, or had any relationship requiring disclosure herein.

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Annex II

January 12, 2009

Board of Directors
Targanta Therapeutics Corporation
222 Third St.
Suite 2300
Cambridge, MA 02142

Members of the Board of Directors:

This Opinion (as defined below) is a reissuance of the Opinion delivered on January 11, 2009. We understand that Targanta Therapeutics Corporation (the “Company”), The Medicines Company (the “Parent”) and Boxford Subsidiary Corporation (the “Merger Sub”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”). The terms and conditions of the proposed Transaction (as defined below) are set out more fully in the Agreement. The Agreement and the other agreements and arrangements contemplated to be executed or to be performed in connection therewith, including the Contingent Payment Rights Agreement, are collectively referred to as the “Transaction Documents.”

The Agreement provides for, among other things, that subject to the terms, conditions and adjustments set forth therein, (i) the commencement by Merger Sub of a tender offer (the “Offer”) to purchase all outstanding shares of common stock, $0.0001 par value per share, of the Company (the “Company Common Stock”) at a price equal to (A) $2.00 in cash per share (such amount, or such higher price per share that may be paid as the Closing Payment in the Offer, the “Closing Consideration”), plus (B) one contingent payment right (a “CPR”), which shall represent the right to receive the CPR Payment Amounts (as defined below) or such higher contingent payments that may be offered in the Offer, in each case without any interest thereon (collectively, the “Consideration”) and (ii) the subsequent merger of Merger Sub with and into the Company (the “Merger”). Upon effectiveness of the consummation of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares that are owned by the Parent, the Merger Sub and the Company, and shares held by any holder who is entitled to demand and properly demands appraisal of such shares) shall be converted into and become the right to receive the Consideration. The Offer and the Merger are referred to collectively herein as the “Transaction.” For purposes hereof, the term “CPR Payment Amounts” shall mean an aggregate of up to $4.55 in cash per CPR, which shall be payable only upon achievement of certain events within certain prescribed time periods as more fully described in the Transaction Documents. Although the CPR Payment Amounts are uncertain because they are based on the occurrence of specific events following the consummation of the Offer and the Merger, for purposes of this letter and the Opinion (as defined below), we have assigned a probability-weighted net present value to the CPR Payment Amounts as adjusted based on factors and assumptions we have deemed relevant.

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction. This letter and our Opinion have been authorized by our Fairness Opinion Review Committee.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a customary fee from the Company for our services, a portion of which is payable in connection with the delivery of this Opinion, a portion of which is payable only if the proposed Transaction is consummated and a portion of which is payable only if the CPR Payment Amounts become payable. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. We are a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we and our affiliates have in the past and may, in the future, provide commercial and investment banking services to the Company, the Parent or their respective affiliates and have received and would expect to receive customary fees for the rendering of such services. In connection with unrelated matters, we or our affiliates acted as a co-managing underwriter in

Annex II-1

connection with the Company’s initial public offering in 2007, have acted as an advisor to the Parent in connection with an acquisition transaction in 2008 and have provided certain other financial and consulting services to the Parent in 2007. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, the Parent or their respective affiliates.

In connection with our Opinion, we have reviewed and considered such financial and other information as we have deemed relevant, including, among other things:

(i) a draft of the Agreement dated January 10, 2009, together with the schedules and exhibits thereto (including the other Transaction Documents);

(ii) certain financial and other business information of the Company furnished to us by the Company’s management;

(iii) discussions we had with certain members of management of the Company concerning the business, operations, financial condition and prospects of the Company,

(iv) certain periodic reports and other publicly available information regarding the Company and the Parent;

(v) the historical prices, trading multiples and trading volumes of the Company Common Stock;

(vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company;

(vii) compared the financial terms of the proposed Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant; and

(viii) such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this letter and the Opinion.

In conducting our review and analysis and in arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the management of the Company and the Parent), or publicly available. We relied upon management’s guidance with respect to the timing and probability of achieving certain CPR Payment Amounts. We have not undertaken any responsibility for independently verifying, and did not independently verify the accuracy, completeness or reasonableness of any such information. We have further relied upon the assurances of the management of the Company that they are not aware of any facts that would make such information inaccurate or misleading in any respect. With respect to financial forecasts for the Company that were provided to us and that we have reviewed, we have been advised, and we have assumed, with your consent, that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of the Company, as to the future financial condition and performance of the Company. We express no opinion with respect to such forecasts or estimates or the assumptions upon which they are based.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Company or the Parent, nor have we been furnished with such materials. We have made no independent investigation of any legal, tax or accounting matters relating to the Company, and have assumed the correctness of all legal, accounting and tax advice given to the Company and its Board of Directors. We have not been requested to, and do not, express any opinion regarding the tax effect of the Transaction on the Company or the holders of the Company Common Stock. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the proposed Transaction, or (ii) any tax or other consequences that might result from the proposed Transaction. Our services to the Company in connection with the proposed Transaction have been comprised, in part, of rendering an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction, and our Opinion does

Annex II-2

not address any other term, aspect or implication of the proposed Transaction or any other agreement or arrangement entered into in connection with the proposed Transaction. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our Opinion, we have assumed in all respects material to our analysis, that the Consideration payable pursuant to the Agreement was determined through arm’s-length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Agreement and the other Transaction Documents are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and the other Transaction Documents without material alteration or waiver thereof and that all conditions to the consummation of the proposed Transaction will be satisfied without waiver thereof or material alteration to the terms of the proposed Transaction. We have also assumed, with your consent, that the final form of the Agreement and the other Transaction Documents will be substantially the same as the last drafts reviewed by us. In addition, we have assumed, with your consent, that the historical financial statements of each of the Company and the Parent reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have further assumed, with your consent, that as of the date hereof there has been no material adverse change in the Company’s or the Parent’s assets, financial condition, results of operations, business or prospects since the date of the last audited financial statements made available to us which change has not been publicly disclosed prior to the date hereof.

In preparing the Opinion, we performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. We arrived at our ultimate Opinion based on the results of all analyses we undertook and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying our analyses and our Opinion.

In our analyses, we considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. No company, transaction or business used in our analyses as a comparison is identical to the Company or the proposed Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions analyzed. The estimates contained in our analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, our analyses are inherently subject to substantial uncertainty.

It is understood that this letter and our Opinion are intended for the sole benefit and use of the Board of Directors of the Company in its consideration of the proposed Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent; provided, that this letter may be reproduced in full in any proxy or information statement that is required by law to be disseminated to the holders of Company Common Stock. This letter and our Opinion do not constitute a recommendation to the Board of Directors of the Company or to any holder of the Company Common Stock to take any action in connection with the proposed Transaction or otherwise. We have not been requested to opine as to, and this letter and our Opinion do not in any manner

Annex II-3

address, the Company’s underlying business decision to effect the proposed Transaction or to proceed with any other business strategy or whether the holders of the Company Common Stock would receive more or less if another strategy or transaction was undertaken. In addition, this letter and our Opinion do not address any legal or accounting matters, as to which we understand that the Company has obtained such advice as it has deemed necessary from qualified professionals. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Company or any of its affiliates, or any class of such persons, relative to the consideration to be received by the holders of Company Common Stock or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ LEERINK SWANN LLC LEERINK SWANN LLC

Annex II-4